Form 20-F
period 2004-12-31
LUSCAR ENERGY PARTNERSHIP
filed 2005-06-21
CIK 1168203

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
                                   [MARK ONE]
 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       OR
       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2004
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM __________ TO ___________

                     COMMISSION FILE NUMBER: NOT APPLICABLE

                            LUSCAR ENERGY PARTNERSHIP
--------------------------------------------------------------------------------
             (Exact name of Registrant as Specified in Its Charter)

                                       N/A
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

                                 ALBERTA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                            LUSCAR ENERGY PARTNERSHIP
                                1133 YONGE STREET
                                TORONTO, ONTARIO
                                 CANADA M4T 2Y7

                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                               Title of each class
                    Name of each exchange on which registered
                                      NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                     9.75% SENIOR NOTES DUE OCTOBER 15, 2011
              GUARANTEES OF 9.75% SENIOR NOTES DUE OCTOBER 15, 2011
              -----------------------------------------------------
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                      NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

          Introduction........................................................................     1
          Glossary of Industry Terms and Conversion Factors...................................     2
Part 1    Item 1     Identity of Directors, Senior Management and Advisors....................     6
          Item 2     Offer Statistics and Expected Timetable..................................     6
          Item 3     Key Information..........................................................     6
          Item 4     Information on the Company...............................................    18
          Item 5     Operating and Financial Review and Prospects.............................    51
          Item 6     Directors, Senior Management and Employees...............................    74
          Item 7     Major Shareholders and Related Party Transactions........................    77
          Item 8     Financial Information....................................................    78
          Item 9     The Offer and Listing....................................................    78
          Item 10    Additional Information...................................................    78
          Item 11    Quantitative and Qualitative Disclosures about Market Risk...............    87
          Item 12    Description of Securities Other Than Equity Securities...................    87
Part II   Item 13    Defaults, Dividend Arrearages and Delinquencies..........................    88
          Item 14    Material Modifications to the Rights of Security Holders and Use
                     of Proceeds..............................................................    88
          Item 15    Controls and Procedures..................................................    88
          Item 16    Reserved.................................................................    88
          Item 16A   Audit Committee Financial Expert.........................................    88
          Item 16B   Code of Ethics...........................................................    88
          Item 16C   Principal Accountant Fees and Services...................................    89
          Item 16D   Exemptions from the Listing Standards for Audit Committees...............    89
          Item 16E   Purchases of Equity Securities by the Issuer and Affiliated
                     Purchasers...............................................................    89
Part III  Item 17    Financial Statements.....................................................    90
          Item 18    Financial Statements.....................................................    90
          Item 19    Exhibits.................................................................    91

                                  INTRODUCTION

      References to "Luscar", "LEP", "our company," "we," "us" and "our" in this annual report refer to Luscar Energy Partnership and its consolidated subsidiaries unless the context otherwise requires. References to "LCIF" in this annual report are references to Luscar Coal Income Fund and its consolidated subsidiaries unless the context otherwise requires. References to "LCL" in this annual report are references to Luscar Coal Ltd. and its consolidated subsidiaries. LEP acquired LCIF and LCL effective May 11, 2001 and, as a result of the acquisition, LCL became a wholly owned subsidiary of LCIF. The sole purpose of LCIF is to invest in LCL. LEP and LCIF have no independent operations or assets and Luscar Ltd., LCL's direct subsidiary, is the only entity in our corporate structure that has operations. References to "LL" in this annual report are references to Luscar Ltd. LEP, LCIF and LL are guarantors of the LCL Senior Notes due October 15, 2011, which we refer to as the "Senior Notes" or the "notes." We sometimes refer to LEP, LCIF and LL as LCL's "guarantors." Generally accepted accounting principles do not permit Luscar to consolidate the LEP financial statements with the financial statements of LCIF and LCL prior to May 11, 2001. We are including in this annual report consolidated financial statements for LEP. Previously, LEP's SEC reporting had included LCL's financial statements based on a commitment to include LCL financial statements until LEP's consolidated statements included three years of results of LCL's operations. The results of LEP, as presented in this document, include the results of LCL for the three full years of 2002, 2003 and 2004. We prepare audited financial statements for LEP, which contain condensed consolidating information for LCIF, LCL and LL. See "Item 4 - Information on the Company" in this annual report for further discussion of our corporate structure.

      As a result of the transfer of metallurgical assets to the Fording Canadian Coal Trust ("FCCT") in the first quarter of 2003, and the acquisition of the Prairie Assets in the fourth quarter of 2003, certain information in the financial statements for prior periods has been reclassified to conform to the presentation format adopted subsequent to these transactions. This annual report discloses information regarding our former metallurgical coal assets to the extent necessary to describe us when we still owned these assets. Results for the metallurgical assets have been disclosed as discontinued operations. The revised presentation provides a more representative picture of our ongoing operations.

      All references to "tonnes" are references to metric tonnes. All dollar references in this annual report are in Canadian dollars unless otherwise specifically indicated. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to United States dollars.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                GLOSSARY OF INDUSTRY TERMS AND CONVERSION FACTORS

                                  MINING TERMS

"ANTHRACITE COAL" means a class of coal of the highest rank and having a heat value, calculated on an ash-free basis, as high as 34,900 KJ/Kg (15,000 BTU/lb) and primarily used for industrial and home heating purposes.

"BCM" means a bank cubic meter, which represents one cubic meter of material measured prior to disturbance.

"BITUMINOUS COAL" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/Kg (10,000 to 14,000 BTU/lb), commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace.

"BTU" means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.

"COAL PROCESSING PLANT" means a facility for crushing, sizing, or washing coal to prepare it for sale.

"COAL RANK" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics.

"CHAR" means a product derived from lignite coal, which is used to produce barbecue briquettes.

"CMT" means a clean metric tonne, which represents one metric tonne of coal that has been prepared for sale in a coal processing plant.

"COKE" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

"COKING COAL" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke.

"COMBINATION AGREEMENT" refers to an agreement among Sherritt, Teachers, Fording, Teck Cominco Limited and Westshore Terminals Income Fund, made effective February 28, 2003.

"CONSOL" refers to CONSOL Energy Inc., as well as to its affiliates and subsidiaries.

"DRAGLINE" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used to remove overburden and coal materials a short distance in the surface mining process.

"FORDING" refers collectively to Fording Inc., Fording Canadian Coal Trust and Fording Coal Partnership, as well as to their affiliates and subsidiaries.

"FORDING UNITS" refers to trust units issued by Fording Canadian Coal Trust, a mutual fund trust constituted under the laws of Alberta.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

"GW" means gigawatt, equivalent to one million kilowatts.

"HAUL TRUCK" means a large, off-road truck used to haul overburden or coal on a mine site.

"KG" means a kilogram or 1,000 grams.

"KJ" means a kilojoule or 1,000 joules equivalent to one kilowatt of power radiated or dissipated for one second.

"KM" means a kilometer or 1,000 meters.

"KW" means a kilowatt, equivalent to 1,000 watts of electric power.

"KWH" means kilowatt hour, equivalent to the supply of one kilowatt of power for a continuous one-hour period.

"LCL" refers to Luscar Coal Ltd.

"LCIF" refers to Luscar Coal Income Fund, an open ended trust formed under the laws of Alberta, with investments in the securities of Luscar Coal Ltd. and Luscar Ltd.

"LEP" refers to Luscar Energy Partnership (formerly Sherritt Coal Partnership), a general partnership formed in February 2001 under the laws of Ontario between Sherritt and Teachers, who each hold an indirect 50% partnership interest.

"LIBOR" refers to the London Inter-Bank Offered Rate.

"LIGNITE COAL" means a class of coal of the lowest rank and having a heat value, calculated on an ash-free basis, ranging from 14,700 to 19,300 KJ/Kg (6,300 to 8,300 BTU/lb) and used primarily for power generation and the making of char.

"LL" refers to Luscar Ltd. and its subsidiaries, the only entity in the Luscar corporate structure that has operations.

"LOADER" means a large machine used to load coal or overburden.

"LUSCAR DEBENTURES" refers to convertible debentures issued by LCIF.

"LUSCAR UNITS" refers to trust units issued by LCIF.

"MANALTA" refers collectively to 717305 Coal Income Trust (formerly Manalta Coal Income Trust) and Manalta Coal Ltd. as well as to its affiliates and subsidiaries.

"METALLURGICAL COAL" means the various grades of coal used in the integrated steel making process, which are suitable for carbonization to make coke or for pulverized coal injection into the blast furnace.

"MINE-MOUTH POWER PLANT" means a coal-fired electrical generating plant located in close proximity to a coal mining operation that is its sole fuel supply source.

"MW" means a megawatt, equivalent to one thousand kilowatts.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

"MWH" means a megawatt hour, equivalent to one thousand kilowatt hours.

"NEPTUNE" refers to Neptune Bulk Terminals (Canada) Ltd.

"NON-RESERVE COAL" means coal quantities that have not been economically evaluated or if economically evaluated are not expected to be mined economically based on current technology and market conditions.

"OVERBURDEN" means materials that overlie a mineral deposit.

"PRAIRIE ASSETS" refers to certain assets and operations acquired by SCAI from Fording on February 28, 2003 under the Combination Agreement (and the shares of SCAI subsequently acquired by LL on October 17, 2003), including a 50% interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral properties.

"RECLAMATION" means the restoration of land and the surrounding environment of a mining site after the coal is extracted.

"RESERVE" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining.

"SCAI" refers to Sherritt Coal Acquisition Inc., a corporation wholly owned by SCP II, which owned the Prairie Assets until they were acquired by LL during the fourth quarter of 2003.

"SCP II" refers to Sherritt Coal Partnership II, a general partnership formed in October 2002 under the laws of Ontario between Sherritt and Teachers, who each held an indirect 50% partnership interest.

"SEAM" means a three-dimensional zone consisting of one or more layers of coal, which may be separated, by one or more thin layers of rock.

"SENIOR CREDIT FACILITY" refers to LL's $115 million senior credit facility with four Canadian chartered banks that was signed on February 4, 2004 (renewed on January 31, 2005). This facility replaces LCL's $100 million senior credit agreement and SCAI's $15 million credit facilities that were due to expire on February 29, 2004.

"SENIOR NOTES" refers to US$275 million of unsecured Senior Notes issued by LCL on October 10, 2001, bearing interest at 9.75% per annum, repayable on October 15, 2011.

"SHERRITT" refers collectively to Sherritt International Corporation as well as to its affiliates and subsidiaries.

"SHOVEL" means a large electric or diesel powered machine used in the surface mining process to remove and load overburden or coal.

"STEAM COAL" has the same meaning as thermal coal.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

"STRIP RATIO" means the ratio of overburden materials to underlying coal, generally measured in BCM of overburden in place to CMT of coal.

"SUBBITUMINOUS COAL" means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value, calculated on an ash-free basis, generally ranging from approximately 19,300 to 26,700 KJ/kg (8,300 to 11,500 BTU/lb), used to generate electricity or to process heat.

"SURFACE MINE" means a mine in which the coal deposit lies sufficiently near the surface to be extracted by removing the overburden.

"TEACHERS" refers to Ontario Teachers' Pension Plan Board, a corporation without share capital, established by the Teachers' Pension Act of Ontario, which administers the pension plan for approximately 158,000 current teachers and 97,000 retired teachers and their families.

"THERMAL COAL" means coal used for its heating value in power plant and industrial steam boilers to produce electricity or process heat.

"TONNE" refers to a metric tonne equal to approximately 2,204.6 pounds.

"TPD" means tonnes per day.

"VOLATILE MATTER" means that portion of coal that is driven off in gaseous and vapor form when coal is subjected to a standard heating test.

                               CONVERSION FACTORS

      Measurements in this document are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

TO CONVERT FROM         TO             MULTIPLY BY
--------------------------------------------------
Cubic meters        cubic yards           1.308
Meters              Feet                  3.281
Kilometers          Miles                 0.621
Hectares            Acres                 2.471
Kilograms           Pounds                2.205
Tonnes              long tons             0.984
KJ/kg               Btu/lb                0.430

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                                     PART I

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable for an annual report.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable for an annual report.

ITEM 3  KEY INFORMATION

                             SELECTED FINANCIAL DATA

                            LUSCAR ENERGY PARTNERSHIP

                HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

      The table on the following page sets forth a summary of certain of LEP's historical consolidated financial and other data for the dates and periods indicated and should be read in conjunction with LEP's audited consolidated financial statements and the related notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operation" included in "Part 1 - Item 5 - Operating and Financial Review and Prospects" of this annual report.

      In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations, which came into effect for Luscar in the fiscal year beginning on January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For information on the cumulative impact of the new accounting standard as it pertains to LEP, see note 3 of LEP's consolidated financial statements included later in this document.

      LEP prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to LEP, see note 22 to LEP's consolidated financial statements included elsewhere in this annual report.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

LUSCAR ENERGY PARTNERSHIP
SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                  YEAR ENDED      YEAR ENDED      YEAR ENDED       MAY 11 TO
                                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                     2004            2003            2002            2001
                                                 ------------    ------------    ------------    ------------
                                                              (IN THOUSANDS OF CANADIAN DOLLARS)
STATEMENTS OF EARNINGS DATA
Canadian GAAP (a) (b)
Revenue                                          $    500,803    $    376,060    $    443,067    $    298,120
Cost of Sales                                         350,355         268,925         317,132         200,466

Net earnings from continuing operations                62,545          94,890          25,971          17,812
Discontinued operations                                 5,463          19,130           3,044           3,340
Net earnings for the period                            68,008         114,020          29,015          21,152
US GAAP (a) (c)
Net earnings for the period                      $     64,059    $    100,401    $     32,162    $     36,356

OTHER FINANCIAL AND OPERATING DATA
Canadian GAAP (b)
Cash flows from:
Operating activities (d)                         $    121,122    $     91,017    $     68,586    $     31,006
Financing activities (d)                             (111,235)        257,577          (4,735)        398,319
Investing activities (d)                              (13,668)       (398,907)        (50,237)       (369,008)
Capital expenditures (d)                               16,310          25,005          51,035          16,605

BALANCE SHEET DATA (AT PERIOD OR YEAR END)
Canadian GAAP (a) (b)
Cash and cash equivalents                        $     17,218    $     21,750    $     73,713    $     60,331
Capital assets                                      1,346,249       1,405,306       1,284,353       1,323,013
Total assets                                        1,494,714       1,571,927       1,567,540       1,615,573
Credit facility                                        12,000          12,000               -           1,911
Long-term debt (including current portion)            362,895         412,276         509,617         520,612
Partners' equity                                      621,962         620,022         490,003         460,988
Distribution to partners                               66,068          33,962               -               -
US GAAP (a) (c)
Total assets                                     $  1,514,708    $  1,639,770    $  1,655,960    $  1,699,854
Partners' equity                                      639,267         641,276         542,513         511,069

NOTES:

      (a) The results for 2001 through 2003 have been restated for the effects of discontinued operations.

      (b) Effective January 1, 2004 we adopted CICA 3110 - Accounting for Asset Retirement Obligations under Canadian GAAP. The Canadian GAAP results for 2001 through 2003 have been restated to reflect the impact of this accounting pronouncement.

      (c) Effective January 1, 2003 we adopted FAS 143 - Accounting for Asset Retirement Obligations under US GAAP. A cumulative effect of adoption was recorded in the US GAAP earnings for the year ended 2003.

      (d) The cash flow figures (including capital expenditures in the period) include the results of the discontinued operations.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                               EXCHANGE RATE DATA

      Unless otherwise specified or the context otherwise requires, all dollar amounts in this annual report, including the financial statements herein, are expressed in Canadian dollars.

      The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian dollars at the end of each such year, the average exchange rate during such year and the range of high and low rates for each such year. These rates are set forth by United States dollars per Cdn$1.00 and are the inverse of the rate quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

                                        YEAR ENDED DECEMBER 31,
                                        ----------------------
                         2004        2003        2002         2001        2000
                        ------      ------      ------       ------      ------
Low                     0.7158      0.6349      0.6200       0.6241      0.6414
High                    0.8493      0.7738      0.6619       0.6697      0.6969
End of Year             0.8310      0.7738      0.6329       0.6279      0.6669
Average                 0.7682      0.7139      0.6368       0.6457      0.6732

                                                            LAST SIX MONTHS
                         -------------------------------------------------------------------------------------
                             MAY           APRIL         MARCH        FEBRUARY       JANUARY       DECEMBER
                         ------------   ------------  -------------  ------------  -------------  ------------
Low                         0.7872         0.7957         0.8024        0.7961         0.8050        0.8064
High                        0.8082         0.8233         0.8322        0.8134         0.8346        0.8435
End of Month                0.7992         0.7957         0.8269        0.8133         0.8067        0.8310

On June 14, 2005, the inverse of the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 per US$0.7966.

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from generally accepted accounting principles in the United States, or U.S. GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences between Canadian GAAP and U.S. GAAP are summarized in note 22 to the audited consolidated financial statements.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                                  RISK FACTORS

      Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described the specific risks that we consider material to our business but the risks described below are not the only ones we face. We do not discuss risks that would generally be equally applicable to companies in other industries, due to the general state of the economy, markets, or other factors. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

WE RELY ON A SMALL NUMBER OF KEY CUSTOMERS TO WHOM WE SELL A LARGE AMOUNT OF COAL; THE LOSS OF A KEY CUSTOMER WOULD HAVE A NEGATIVE IMPACT ON EARNINGS.

      Eight of the mines that we owned during 2004 derived substantially all of their revenue from a single customer or a group of affiliated customers. These customers are TransAlta Corporation ("TransAlta"), Alberta Power (2000) Ltd. ("ATCO"), Saskatchewan Power Corporation ("SaskPower"), EPCOR Generation Inc. ("EPCOR"), and Ontario Power Generation Inc. ("Ontario Power"). Our coal shipments to these customers accounted for 76% of our revenues during 2004 and are expected to continue to provide a significant percentage of our revenues in the future. The loss of one or more of these customers could result in the closure of the relevant mine or mines or, in some cases, the sale of the relevant mine to the customer.

      The coal supply contracts with our key customers allow them to terminate the contracts under a number of circumstances including our failure to perform our obligations under the contract or if our operating subsidiary, LL becomes bankrupt. In particular, a customer may terminate the contract if we fail to deliver a minimum amount of coal or if our customer or we are unable to obtain necessary permits or government approvals. In addition, the contracts with these customers allow them to temporarily suspend or terminate the contract as a result of specified events beyond the control of the affected party, including work stoppages, rail disruptions, natural disasters, excessive damage or required modifications to the power station being served, and equipment break downs. Some of the contracts with key customers also provide for termination if available coal reserves are exhausted or if licenses, permits or approvals required to mine the coal are not available. One coal supply contract, which represented approximately 12% of our 2004 revenue, may be terminated by either party to the agreement upon written notice given to the other party during the month of July of 2006 or 2011. If notice is given, the contract will terminate on July 1 of the following year. If any of these customers suspend or terminate all of their contracts with us, it would materially adversely impact our financial position. In addition, these customers may choose not to extend their existing contracts or not to enter into new contracts. If that happens, we would be affected adversely to the extent that we are unable to find other customers to purchase coal at the same level of profitability.

OUR DOMESTIC THERMAL COAL SALES ARE DEPENDENT ON THE ELECTRICITY GENERATION INDUSTRY IN ALBERTA AND SASKATCHEWAN. A CHANGE IN THIS INDUSTRY WOULD IMPACT OUR EARNINGS.

      Demand for our domestic thermal coal depends primarily on coal consumption by the electric utility industry in Alberta and Saskatchewan. This demand is affected by a variety of factors, including fluctuations in the demand for electricity, environmental and other governmental regulations and orders, technological developments and the availability and price of alternative electricity generation sources such as natural gas or oil generation, nuclear energy or hydroelectric energy. Our business plan is predicated on the sustained demand for electricity from the power plants we supply. Any significant reduction of electricity demand from these power plants will have a material adverse effect on our results of operations. In addition, any increased coal sales in these markets are dependent upon increases in electricity demand that we cannot be certain will occur.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

WE ARE HIGHLY LEVERAGED AND HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS.

      We have long-term indebtedness and significant debt service obligations. As at December 31, 2004, we had total liabilities of $872.8 million and a debt to equity ratio of 1.4 to 1.0; it should be noted that our liabilities do not include $52.2 million in letters of credit issued. The indenture governing the Senior Notes and the Senior Credit Facility permit LCL and its subsidiaries to incur additional indebtedness, including secured indebtedness, subject to limitations. See "Item 10 - Additional Information -- Material Contracts".

      Our high degree of leverage could have important consequences. For example, it could:

      - make it more difficult for us to satisfy our obligations with respect to the Senior Notes and our other indebtedness;

      - require us to dedicate a substantial portion of our cash from operations to the payment of debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and general corporate purposes;

      - limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

      - increase our vulnerability to general adverse economic and industry conditions;

      - place us at a disadvantage compared to our competitors that have less debt; and

      - limit our flexibility in planning for, or reacting to, changes in our business and industry.

THE RIGHT TO RECEIVE PAYMENT ON THE SENIOR NOTES AND THE GUARANTEES RANK BEHIND OUR SECURED INDEBTEDNESS, WHICH MAY REDUCE THE LIKELIHOOD THAT HOLDERS OF THE SENIOR NOTES WILL BE REPAID IN THE EVENT OF BANKRUPTCY, LIQUIDATION OR OTHER ADMINISTRATIVE PROCEEDINGS THAT REQUIRE ALLOCATION OR DISTRIBUTION OF OUR ASSETS.

      The Senior Notes and the guarantees are subordinate in right of payment to LCL's and the guarantors' secured indebtedness to the extent of the assets securing such indebtedness. The Senior Notes are senior unsecured obligations, and the guarantees are senior unsecured obligations of the guarantors. The Senior Notes and the guarantees rank equally with all of LCL's and the guarantors' senior unsecured indebtedness. As at December 31, 2004, LCL, together with the guarantors, (1) had $31.9 million of outstanding secured debt
(2) had $12.0 million drawn on the Senior Credit Facility and (3) had outstanding letters of credit of $52.2 million against our Senior Credit Facility. As at December 31, 2004, the Senior Credit Facility allowed total secured borrowings of up to $115.0 million. In addition, the indenture governing the Senior Notes permits LCL to incur additional secured indebtedness. Accordingly, in the event of bankruptcy, liquidation, receivership or a reorganization or similar proceeding relating to any of the guarantors or LCL, holders of LCL's Senior Notes will participate with all other holders of LCL's indebtedness and the indebtedness of the guarantors in the assets remaining after the guarantors and LCL have paid all of the obligations under any secured indebtedness. In any of these cases, these assets may be insufficient to pay all of LCL's and the guarantors' creditors and holders of LCL's Senior Notes are likely to receive less, ratably, if any, than our secured creditors.

      On February 4, 2004, LL signed a Senior Credit Facility with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115.0 million. The Senior Credit Facility was renewed January 31, 2005 under substantially the same terms. See "Item 10 - Additional Information -- Material Contracts".

WE MAY NOT BE ABLE TO RETAIN AND DEVELOP SUFFICIENT COAL RESERVES TO MEET OUR BUSINESS REQUIREMENTS WHICH COULD MATERIALLY AND ADVERSELY IMPACT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      Our ability to supply coal to our customers depends on our ability to retain and exploit our coal reserves in an economic fashion. Any defect in our rights to mine any of our coal reserves could adversely affect our ability to mine these reserves and to supply our customers. In addition, either our utility customers or we often need to obtain land access rights from third parties to mine our coal

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
reserves. The acquisition of these rights could increase our costs. The failure to acquire these rights could prevent us from mining a particular coal reserve. If we are not successful in obtaining coal rights and sustaining our coal reserves, our future revenues will be adversely affected. A component of our business strategy is to acquire and develop new coal reserves. If we are unsuccessful in this area, our future growth may be affected.

      Many of our properties, including the new Prairie Assets, contain non-reserve coal. We refer to properties as having non-reserve coal, as opposed to coal reserves, when we have not economically evaluated the feasibility of mining the coal on that property or when we have evaluated the feasibility of mining and we have concluded that the coal cannot be economically mined based on current technology and market conditions. If any or all of our non-reserve coal cannot be economically mined now or in the future, we may need to seek new non-reserve coal or reserves for development or other alternatives to support our growth strategy.

      In addition, our capital resources may limit us from further developing our existing coal reserves and non-reserve coal, finding and developing new non-reserve coal that can be economically mined or acquiring new coal mines, reserves and non-reserve coal.

WE CANNOT BE CERTAIN OF THE TRUE EXTENT OF OUR COAL RESERVES BECAUSE THEY ARE BASED ON ESTIMATES OF ECONOMICALLY RECOVERABLE COAL.

      Our stated coal reserves are based on estimates. Estimates of coal reserves and future net cash flows derivable from them may differ from actual results, depending on a number of variables and assumptions, which include:

      - historical coal recovery from an area compared with coal recovery from other areas;

      - coal seam thickness and the amount of rock and soil overlying the coal deposit;

      - availability of labor, equipment, and services required to mine and deliver coal to our customers;

      -     effects of legislation and regulations; and

      - future coal prices, operating costs, development and reclamation costs.

      For these reasons, (1) estimates of economically recoverable quantities of coal, (2) classifications of reserves based on probability of recovery and (3) estimates of future net cash flows expected from reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserves and the revenues, the mining costs and capital expenditures related to such tonnage may be materially different from estimates, which may adversely affect our operating results.

GOVERNMENT REGULATIONS COULD INCREASE OUR COSTS OF DOING BUSINESS.

      We are subject to extensive mining, environmental and health and safety laws and regulations, including those relating to:

      - other land users such as recreational, agricultural, forestry, and oil and gas;

      -     employee health and safety;

      -     mining and other permit and license requirements;

      - the protection of the environment, including air quality, water quality and other discharges of substances into the environment, groundwater quality and availability, plant and wildlife protection, and reclamation of mining properties; and

      -     land use fees and royalties.

      Numerous government permits, licenses and other approvals are required for mining. We may be required to prepare and present to government authorities data pertaining to the impact that any proposed exploration or production of coal may have on the environment, as well as efficient resource utilization, multiple land use issues and other factors our operations may influence. The process for

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
obtaining environmental approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Furthermore, changes in legislation, regulations or their enforcement may materially adversely affect our mining operations or our costs. We could experience difficulty and significantly increased costs to meet new or amended environmental legislation, to obtain approvals or to comply with the conditions imposed in new or revised approvals.

      Our failure to comply with legislation and regulations could subject us to significant liabilities, including fines, other penalties and clean up orders or require us to reduce production.

GLOBAL WARMING CONCERNS AND THE KYOTO PROTOCOL MAY DISCOURAGE OR RESTRICT OUR CUSTOMERS' USE OF COAL.

      Public and government concern over the addition of greenhouse gases to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of greenhouse gases through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide that is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. Russian ratification of the Kyoto Protocol on November 18, 2004 caused the treaty to come into legal force on February 16, 2005. In December 2002, the Government of Canada ratified the Kyoto Protocol. On April 13, 2005, the Government of Canada launched the first phase of the Kyoto compliance strategy with the release of a report entitled: Moving forward on Climate Change: A Plan for Honouring our Kyoto Commitment. The Government of Canada has not yet developed a specific regulatory framework to support this plan.

      The Province of Alberta has recently passed the Climate Change and Emissions Management Act ("the Act"). Portions of the Act that have been proclaimed provide the legislative framework to establish a system for management of greenhouse gases in the Province of Alberta. Regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy will be developed. It is proposed that sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output, will be developed. Additionally, the Province of Ontario has publicly stated its intent to phase out the use of coal fired power plants within the province.

      If the power plants that we supply are subjected to any requirements to reduce carbon dioxide emissions, then our customers may seek to reduce the amount of coal consumed, introduce new technology that would allow for reduction of carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal, and any restrictions on the burning of coal, will negatively impact our revenues and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

COAL MINING IS SUBJECT TO INHERENT RISKS AND IS DEPENDENT UPON MANY FACTORS AND CONDITIONS BEYOND OUR CONTROL, WHICH MAY ADVERSELY AFFECT OUR PRODUCTIVITY AND OUR FINANCIAL POSITION.

      Coal mining is subject to inherent risks and is dependent upon a number of conditions beyond our control, which can affect our costs at particular mines, including for the delivery of coal. These risks and conditions include:

      -     inclement weather conditions;

      -     unexpected equipment or maintenance problems;

      -     variations in geological conditions;

      -     natural disasters;

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      -     environmental hazards;

      -     industrial accidents;

      - explosions caused by the ignition of coal dust or other explosive materials at our mine sites; and

      -     fires caused by the spontaneous combustion of coal.

      These risks and conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. Insurance coverage may not be available or sufficient to fully cover claims that may arise from the above conditions.

      We participate in a comprehensive insurance program provided by Sherritt which includes all risks property insurance with a dominant limit of liability of US$150 million and various sublimited coverages, and a property damage deductible of US$7.5 million per occurrence (except where lower deductibles are required pursuant to our contracts), subject to an overall program annual aggregate of US$10 million. Business interruption coverage is also included subject to a 30 day waiting period with no aggregate applicable. Liability insurance is provided with limits of liability in the amount of US$150 million with a minimal per occurrence deductible.

      These policies contain customary exclusions and deductibles and may not provide coverage in every particular case. We cannot be sure that such insurance coverage will be available to us throughout the term of the Senior Notes. We have investigated the availability of insurance to cover environmental spills or accidents and have found the cost of such policies and restrictions contained in such policies inappropriate given the nature of the risks we face. Any of these risks or conditions could have a negative impact on the cash available from our operations and our financial position.

WE EXPERIENCED SUBSTANTIAL CYCLICALITY IN OUR EXPORT COAL BUSINESS IN THE PAST AND WE EXPECT THAT CYCLICALITY TO CONTINUE, THUS IMPACTING OUR EARNINGS.

      We have experienced substantial price fluctuations in our export coal business in the past and we expect that such fluctuations will continue. Previously, our export market included sales of both metallurgical and thermal coal from several mine sites, but now we own only one export thermal coal mine; Coal Valley. As a result, we expect that our ongoing exposure to the cyclicality of the export coal business will continue.

      Our export markets include customers in Japan and other Pacific Rim countries, the United States, and a South American country. Export coal markets are cyclical and characterized by: (1) periods of excess supply resulting from expansions of production capacities, more efficient mining techniques or other factors; and (2) periods of insufficient demand resulting from weak general economic conditions, reduced production by our customers or other factors. These circumstances could result in downward pressure on export coal prices or demand, which would reduce our revenues and profitability. Export coal prices may not remain at current levels. A slowdown in economic growth may significantly reduce the price and the demand for export coal. Any prolonged or severe weakness in export coal prices or demand by foreign electricity generation industries would reduce our revenues and profitability and could cause us to reduce our output or, possibly, close one of our mines, all of which would reduce our cash flow from operations.

WE REQUIRE HIGHLY SKILLED WORKERS TO OPERATE OUR MINES, AND WE COMPETE WITH OTHER INDUSTRIES FOR THESE WORKERS.

      Our mining operations require employees with a high degree of technical or professional skills, such as engineers, trades people and equipment operators. We compete with other local industries, such as oil and gas or forest products businesses, for these skilled workers. In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs could result which would have an adverse effect on our results of operations and our financial condition.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AT OUR OPERATIONS OR THOSE OF OUR KEY CUSTOMERS OR SERVICE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

      Most of our mining operations are unionized, and we have a risk of work stoppages as the result of a strike or lockout. Any work stoppage could have a material adverse effect on our financial condition and results of operations. In addition, any work stoppage or labor disruption at our key customers or service providers could impede our ability to supply coal, to receive critical equipment and supplies for our mining operations or to collect payment from customers encountering labor disruptions. Work stoppages or other labor disruptions may increase our costs or impede our ability to operate one or more of our mining operations.

COMPETITION COULD PUT DOWNWARD PRESSURE ON EXPORT COAL PRICES, REDUCING OUR PROFITABILITY, OR COULD CAUSE US TO LOSE CUSTOMERS.

      The export coal industry is highly competitive, typically with numerous producers competing in each coal consuming region or the international export market. Historically, we have competed with large and small producers within a region. Because of significant consolidation in the coal industry over the past few years, some of our competitors have significantly increased their scale and have a greater ability to influence pricing and be long term suppliers of competitively priced coal. In addition, many of our competitors can compete more effectively than we do because they have significantly greater financial resources than we do. Competitive factors could put downward pressure on export coal prices or result in the loss of customers.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

      We incur costs and expenses primarily in Canadian dollars; however, substantially all of our revenue from export coal sales, which amounted to $74.0 million during 2004, is denominated in United States dollars. If the Canadian dollar gains value against the United States dollar while other factors remain constant, we will see a relative decrease in revenue and our cash flow will be diminished. Adverse changes in the United States dollar/Canadian dollar exchange rate could make some of our mines uneconomic to operate and could make it necessary for us to close them. Any such mine closures and the resulting closure costs would reduce our cash flow from operations.

      If our competitors' currencies decline against the Canadian and United States dollars, their competitive position in the marketplace may allow them to offer lower prices to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the United States dollar, those customers may seek decreased prices for the coal we sell to them. Both of these factors could reduce our profitability or result in a loss of coal sales.

      LCL's US$275 million of Senior Notes are denominated in United States currency and LCL is obligated to make semi-annual interest payments in United States currency. Upon maturity on October 15, 2011, LCL will be required to repay the Senior Notes, in full, in United States currency. Because we have significantly reduced our sources of United States currency, through the transfer of our metallurgical coal operations to Fording and through the reduction of production at our export thermal coal operations, the net exposure of the Senior Notes to fluctuations in the relative value of the United States currency and the Canadian currency will be significantly greater in the future. Any future decreases in the value of the Canadian currency relative to United States currency will reduce our net earnings. For further information on recent fluctuations between these currencies, please refer to "Part 1 - Item 3 - Key Information - Selected Financial Data - Exchange Rate Data".

OUR ABILITY TO SELL COAL DEPENDS ON TRANSPORTATION BEING AVAILABLE AND
AFFORDABLE.

      We depend on rail and ship transportation to deliver coal to our export customers, Ontario Power, and other distant customers. For our export sales, we pay for rail haulage of coal to the west coast of Canada and the port cost of loading coal onto ships. These transportation costs are a significant component of the total cost of supplying coal to these customers. Any increase in

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
the costs of transporting our coal, whether borne by our customers or us could adversely affect our competitive position in specific market regions and our profitability from sales in that region. Disruption of rail and port services could impair our ability to supply coal to our customers thereby resulting in lost sales and reduced profitability. The Coal Valley and Bienfait mines are dependent upon third party rail carriers for delivery of coal and only the Bienfait mine is served by more than one carrier.

ADVERSE ENVIRONMENTAL IMPACT FROM COAL MINING AND COAL USE MAY LEAD TO INCREASED COSTS TO OUR CUSTOMERS AND US.

      Coal contains elements including sulfur, mercury, arsenic, nitrogen, cadmium, uranium and selenium. Depending on the concentration of these elements, their release into the environment through the mining process or through the burning of coal may have an adverse impact on the environment. The unauthorized release of regulated materials on or from properties owned, leased, occupied or used by us could result in penalties, including potentially significant fines, and governmental orders requiring the investigation, control and remediation of these releases. The release of these materials could have a material adverse effect on our ability to continue mine operations or to sell our interest in our property or could lead to claims by third parties. Our customers are subject to similar regulations. In addition, environmental regulations may restrict our customers' ability to burn coal. As a result, such customers may reduce their use of coal or need to invest in costly emission control technologies. For example, the governments of Canada and the provinces have indicated that they are considering regulatory and legislative changes to require coal-fired power plants to reduce mercury emissions by as much as 90% in the future.

      Coal mines may harm the environment by contaminating waterways, polluting ground water and creating unwanted dust or noise. Significant sanctions could result from any of these events. Insurance against environmental liability is generally not available within our industry. The cost to control or remediate emissions and disturbances or the sanctions imposed as a result of them may reduce our profitability or require us to reduce our coal production.

ASSET RETIREMENT OBLIGATIONS, SUCH AS RECLAMATION AND MINE CLOSURE COSTS, COULD ADVERSELY AFFECT OUR CASH FLOW FROM OPERATIONS.

      We have estimated asset retirement obligations, which we believe will meet current regulatory requirements. These future obligations are estimated by us using closure plans and other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of Canada and its provinces, the requirements could change resulting from amendments in the laws and regulations. Because the estimate of obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of these provisions.

      In addition, we are required to provide financial security to provincial authorities covering future reclamation costs. These financial security requirements arise out of our obligation under provincial mining and environmental legislation to reclaim lands that we disturb during mining. The form of the security must be acceptable to the provincial governments. Currently, we provide reclamation security by way of irrevocable letters of credit issued under our Senior Credit Facility. For amounts outstanding under these letters of credit, see "Item 10 - Additional Information - Material Contracts - Senior Credit Facility". We may be unable to obtain adequate financial security in the future or we may be required to replace our existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations. If governmental regulations change in a manner that significantly increases the costs associated with reclamation and mine closure, it could materially reduce our results of operations and make further development of existing and new mines less economically viable.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

DEREGULATION IN THE ELECTRICITY INDUSTRY MAY ADVERSELY IMPACT OUR BUSINESS.

      A growing trend in many regions of North America is the deregulation of the electricity industry, which may subject electricity generators, including our customers, to increased competition and volatility in the revenues they receive from sales of electricity. Affected utilities may seek to increase their competitiveness by reducing the amounts they are willing to pay for coal deliveries, being more aggressive in negotiating new contracts with coal suppliers or attempting to renegotiate coal prices and other terms in existing contracts. Additionally, deregulation may make it more difficult for us to enter into new long term contracts with our electric utility customers, as these customers may become more sensitive to long term price or quantity commitments in a more competitive environment.

      The Alberta electricity industry was deregulated as of January 1, 2001. Electricity generation in the Province of Ontario was deregulated, however, the government introduced new regulations during November 2002 which were amended in April 2005 that limit the price of electricity sold to residential users and certain commercial users in that province. Electricity generation in the Province of Saskatchewan is fully regulated. Any increased volatility of electricity prices and uncertainty over electricity supplies brought on by deregulation may represent a significant financial risk for our key customers, which could adversely impact our coal sales to affected customers.

OUR OPERATING EXPENSES COULD INCREASE SIGNIFICANTLY IF THE PRICE OF ELECTRICITY, FUELS OR OTHER INPUTS INCREASES.

      We are a significant consumer of electricity, fuels and other inputs. For example, a substantial portion of our major mining equipment and processing plants is powered by electricity that we have to purchase from outside sources at the Coal Valley, Obed Mountain (operations presently idled) and Bienfait mines. The electric utility industry in Alberta was deregulated in January 2001 resulting in a significant increase in our cost of electricity. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas. Although our mine-mouth contracts and contract mining agreements have price escalation clauses that protect us from most cost increases, we are not able to pass on cost increases to our export and other customers, which could negatively impact our operating profits.

LCL IS CONTROLLED BY THE PARTNERS OF LUSCAR ENERGY PARTNERSHIP, WHOSE INTERESTS MAY NOT BE ALIGNED WITH THE INTERESTS OF A HOLDER OF THE SENIOR NOTES.

      LCIF owns all of LCL's outstanding common stock and LCIF is 100% owned by LEP. Sherritt and Teachers, in turn, control LEP. Accordingly, Sherritt and Teachers are able to elect the management committee of LEP, determine LCL's corporate and management policies and make decisions related to fundamental corporate actions. LEP's interests, or the interests of Sherritt or Teachers, may not be aligned with the interests of holders of the Senior Notes.

THE ABILITY TO ENFORCE CIVIL LIABILITIES IN CANADA MAY BE LIMITED.

      LCL and the guarantors are incorporated or established under the laws of Canada or its provinces, and the laws of Canada or its provinces govern our charters and material contracts. Substantially all of our assets are located in Canada. All of the members of LEP's management committee, LCL's directors, officers, significant employees and the independent registered chartered accountants named in this annual report reside outside of the United States.

      It may not be possible, therefore, for investors to effect service of process within the United States upon LCL, the guarantors or these individuals or companies including with respect to matters arising under the United States federal securities laws or to enforce judgments against them in United States courts whether or not predicated upon the civil liability provisions under the United States federal securities laws. Our Canadian counsel, Torys LLP, has advised us that there is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts.

THE ASSERTION OF ABORIGINAL RIGHTS CLAIMS MAY IMPAIR OUR ABILITY TO FURTHER DEVELOP EXISTING PROPERTIES OR TO ACQUIRE NEW PROPERTIES.

      Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts, but rather on our current expectations and our projections about future events, including our current expectations regarding:

      -     production and sales volumes;

      - the future demand for coal, coal prices and increases or decreases of coal prices;

      -     the remaining life of coal reserves;

      - our expectations of contract completions and renewals and the results of contract terminations;

      - our future profitability and capital needs, including capital expenditures;

      -     the Bow City power project and the coal gasification project;

      -     the effect on Luscar of new accounting pronouncements;

      -     the benefits to be derived from the execution of our strategy; and

      -     other future developments in our affairs or in our industry.

      These forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases.

      Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written and oral forward-looking statements made by us or on our behalf are subject to such risks, uncertainties and other factors, including the risk factors described in this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report may not occur. The forward-looking statements included in this annual report are made only as of the date of this annual report.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 4 INFORMATION ON THE COMPANY

                                  OUR BUSINESS

                                    OVERVIEW

      We are the largest coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal. We currently own and operate eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with an electric utility. Together, our mines produced more than 38 million tonnes of coal during 2004, making us one of the largest coal producers in North America. All of our coal production and coal reserves at our existing mines are less than one percent sulfur by weight on average, which is considered to be low-sulfur coal. Many utilities use low-sulfur coal to comply with environmental regulations for sulfur-dioxide emissions. We generate a substantial portion of our revenue from long-term contracts with ATCO, EPCOR, SaskPower and TransAlta, the major electricity generators in the provinces of Alberta and Saskatchewan. We supply these contracts from our mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

      We have proven and probable coal reserves in western Canada that we believe will last for many years based on current production from our owned mines. During the prior year, we acquired the Prairie Assets, which included additional proven and probable coal reserves in Alberta. We feel that the acquisition of the Prairie Assets has enhanced our position as a key supplier of energy in domestic markets. We believe that there will be an increase in demand for coal as a result of various factors, including a continued increase in the demand for electricity. We believe that utilities will build new coal-fired power plants and expand existing plants, and that industrial users will switch from natural gas to coal in response to the greater price stability and abundance of coal.

                                   OUR HISTORY

      Luscar began operations in 1911 as Mountain Park Coal Company Limited, which initially supplied coal to the domestic railway, industrial and home markets. Luscar began supplying power plants in Alberta in 1949 and in Saskatchewan in 1971. Luscar entered the export metallurgical coal market in 1970 and the export thermal coal market in 1978. Luscar began supplying coal to electric utilities in southern Ontario in 1978 and in northwestern Ontario in 1981. Since then, we have expanded coal sales to diverse markets through new mine developments and acquisitions. Prior to 1996, Luscar was a private company. In 1996, LL was acquired by LCIF in connection with an initial public offering of the units of LCIF that were traded publicly on the Toronto Stock Exchange.

      To continue our growth and to increase our coal assets, LCIF acquired Manalta Coal Income Trust ("MCIT") in September 1998 for aggregate consideration of $562.6 million. MCIT's wholly owned subsidiary, Manalta Coal Ltd., ("MCL") was our primary competitor in Canadian markets and also participated in export markets. LCL was incorporated at that time to hold the common shares of the entity resulting from the amalgamation of LL and MCL. The Manalta acquisition substantially increased our scale, market share and low-sulfur coal reserves. Primarily as a result of the Manalta acquisition, from 1997 to 1999 our annual coal sales increased by approximately 25.0 million tonnes, our reserve base increased by approximately 468.0 million tonnes and we became the largest coal producer in Canada. Several of Manalta's mining operations were adjacent to our existing operations, and by combining them we were able to create significant operating cost synergy as well as to reduce corporate overhead costs.

      During 2001, pursuant to a take-over bid and a secondary-stage compulsory acquisition, LEP acquired all the outstanding securities of LCIF for total consideration of approximately $900 million, comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. LEP acquired control of LCIF and LCL on May 11, 2001 and now holds all the issued capital of LCIF, which in turn holds all the issued capital of LCL and LL. In October 2001, as part of a refinancing, LCL issued U.S. $275 million of 9.75% Senior Notes due October 15, 2011, which are guaranteed as to principal and interest by LEP. We used the proceeds from the Senior Notes to repay

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
existing bank indebtedness and to increase our cash position to fund operations and future growth. At the same time, we negotiated the initial $100 million Senior Credit Facility.

      On February 28, 2003, under the terms of the Combination Agreement with Fording, we transferred substantially all of our metallurgical coal assets to Fording. These metallurgical coal assets included our 50% interest in each of the Line Creek mine, the Luscar mine and the undeveloped Cheviot deposit, as well as our 23.2% interest in Neptune and certain non-producing metallurgical coal properties. We exchanged our 50% interest in Line Creek mine for 2,979,000 Fording Units and distributed the remaining metallurgical coal assets to our partners, who subsequently received 221,000 Fording Units in exchange for these metallurgical coal assets. We retained certain land reclamation and severance obligations related to the closure of the Luscar mine, as well as an obligation to fund, over a five year period, certain defined benefit pension plan deficits assumed by Fording. We also received cash payments from Fording in respect of accounts receivable and inventories, net of accounts payable and accrued charges.

      Also under the Combination Agreement, our affiliate, SCAI, acquired Fording's Prairie Assets, which include a 50% interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral properties. From February 28, 2003 to October 17, 2003, we managed and operated the Prairie Assets on behalf of SCAI under a management agreement.

      On October 17, 2003 we acquired the Prairie Assets by acquiring all the shares of SCAI, a corporation wholly owned by SCP ll. LEP, LCL, LL, SCAI and SCP II are all owned, as to 50% each directly or indirectly, by Sherritt and Teachers. The acquisition by us, effected by an internal reorganization among our entities and their subsidiaries, involved a distribution by us to Sherritt and Teachers of approximately 3.0 million units of Fording Canadian Coal Trust and $70.0 million in cash. The remaining portion of the acquisition was effected through an equity investment by Sherritt and Teachers in LEP. Following these transactions we no longer hold any FCCT units.

CORPORATE INFORMATION

      The adjacent diagram illustrates our current corporate and debt structure.

                                  [FLOW CHART]

      LEP is a general partnership that was formed by wholly-owned subsidiaries of each of Teachers and Sherritt for the purpose of acquiring LCIF. Teachers is a corporation established by legislation of the Province of Ontario and is charged with administering one of the largest pension funds in Canada, with total assets as at December 31, 2004 of more than $84 billion. Sherritt is a diversified resource company, with assets as at December 31, 2004 of nearly $2.6 billion in Canada, Cuba and internationally. Sherritt's main business segments include coal, metals, oil and gas and power generation. Sherritt also has a number of smaller investments including soybean-based food processing, tourism and agriculture. Sherritt is a public company listed on the Toronto Stock Exchange under the symbol "S" and is incorporated under the laws of New Brunswick, Canada.

      Under the terms of the partnership agreement, Sherritt appoints three members to LEP's management committee and Teachers appoints one member. LEP's management committee makes its decisions by majority

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
action that must include, in every case, the approval of the Teachers appointee.

      LEP and LCIF, which are guarantors of the Senior Notes, are holding companies with no independent assets or operations other than investing cash on hand and their investments in LCL and its subsidiaries. LCL is a holding company that owns all of the common shares of LL. LCL's operations are conducted by LL, which also guarantees the Senior Notes on a senior basis. SCP II formerly owned all of the share capital of SCAI, which held the coal and mineral properties previously owned by Fording until those shares of SCAI were purchased by LL in the fourth quarter of 2003 on the winding up of SCAI. 3718492 Canada Inc. is a non-operating, wholly owned subsidiary of LL that holds a $61 million, non-interest bearing demand note issued by LL.

      The registered and principal offices of Luscar Ltd., Luscar Coal Ltd. and Luscar Coal Income Fund are located at 1600 Oxford Tower, 10235 -- 101 Street, Edmonton, Alberta, Canada, T5J 3G1. The telephone number is (780) 420-5810. The registered and principal offices of Luscar Energy Partnership are located at 1133 Yonge Street, Toronto, Ontario, Canada, M4T 2Y7.

      Prior to the transfer of the metallurgical coal assets to Fording, we sold both thermal and metallurgical coal in domestic and international markets. As a result of the Fording transactions, we no longer have metallurgical coal assets. In connection with the disposition of our metallurgical coal assets, we agreed with Fording that we would not operate, own, lease or contract mine any assets or business involving metallurgical coal in Canada for a period of 5 years from February 28, 2003 except for assets or businesses that primarily produce thermal coal but where metallurgical coal is produced incidentally from such operations ("by-product metallurgical coal"). We have further agreed that we will only be permitted to sell by-product metallurgical coal if Fording acts as marketing agent with respect to those sales.

      Similarly, in connection with the purchase by Fording of our metallurgical coal assets, Fording, has agreed with us that they will not operate, own, lease or contract mine any assets or business involving thermal coal in Canada for a period of 5 years from February 28, 2003, except for assets or businesses that primarily produce metallurgical coal but where thermal coal is produced incidentally from such operations or when such coal is blended so as to be marketed as metallurgical coal ("by-product thermal coal"). We have further agreed with Fording that we will be appointed, subject to approval by Fording's independent trustees, as the marketing agent of Fording with respect to certain by-product thermal coal sales by Fording to new customers within Canada.

      We generate a substantial portion of our revenue from long-term contracts with ATCO, EPCOR, SaskPower and TransAlta, the major electricity generators in Alberta and Saskatchewan. The remaining terms of these contracts range from 5 to more than 20 years. We service these contracts from 5 of our mines, which are located in close proximity to the coal-fired power plants operated by these customers. These mines, which we refer to as our mine-mouth operations, are the sole coal suppliers to these power plants, and we believe them to be the most economical source of coal for these plants given the considerable distance from other producing coal mines. The mines that we operate on a contract basis supply three power plants owned by TransAlta and are also mine-mouth operations. Taken together, the power plants served by our mine-mouth operations generated nearly 75% of the electricity generated in Alberta and Saskatchewan in 2004. We expect that these power plants will continue to operate at close to capacity, given the high demand for electricity and the low cost of coal-fired electricity generation in these provinces.

                               BUSINESS STRENGTHS

      We believe that the following business strengths will allow us to increase our production and profitability.

      LONG-TERM COAL SUPPLY CONTRACTS

      The mine-mouth operations at the Boundary Dam, Paintearth, Genesee, Poplar River and Sheerness mines sell coal under long-term coal supply contracts. These contracts have remaining terms

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
ranging from 2009 until 2026, except at Genesee where the contract will continue until the entire coal field is depleted. We generate a substantial portion of our operating profits from these contracts and we believe these contracts will continue to provide us with stable operating profits. Pricing in these contracts is adjusted annually based on cost indices that relate to our mine-site costs, including labor, fuel, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum annual tonnage amounts that the utilities are required to pay for or purchase, as well as, in some cases, fixed monthly revenues that are unrelated to tonnage delivered. These factors result in stable revenues despite any delivery variations that might occur. These contracts also enable us to pass through specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility serviced. These mines are the sole suppliers to the adjacent power plants, which are operated on a consistent, on-going basis. We expect that we will remain the principal supplier to these power plants given our contracts, the proximity of the mines to the power plants and the relatively high cost to transport coal.

      MARKET LEADER

      We are currently the largest coal producer in Canada, producing most of Canada's thermal coal, and we are one of the largest coal producers in North America. We supply substantially all the coal to electric utilities in Alberta and Saskatchewan, and the coal we produced accounted for nearly 75% of the electricity generated in these provinces in 2004. We acquired the Prairie Assets, which solidify our position in these markets. In addition, we currently supply almost all of the coal to the only two coal-fired power plants in northwestern Ontario.

      ABUNDANT, STRATEGICALLY LOCATED COAL RESERVES

      We estimate that our proven and probable reserves will last for many years based on 2004 production from the reserves we own. All of our coal reserves and production consist of low-sulfur coal, the majority of which is located in close proximity to major coal-fired power plants. The locations of our operations and our undeveloped reserves and non-reserve coal are a key strength in serving our existing customers and potential new customers. We believe that the demand for coal will increase because of the announced intention of some parties, including TransAlta and EPCOR, to construct new coal-fired power plants and the expansion of existing plants to meet the continued increase in the demand for electricity. EPCOR and TransAlta commissioned a third generating unit at their Genesee facility in the first quarter of 2005, which is to be supplied from the Genesee mine. We also believe industrial users will switch from natural gas to coal in response to coal's greater price stability and abundance. For example, we have reserves and non-reserve coal located near major oil producing facilities and major chemical producing facilities which use large quantities of natural gas that can be replaced by coal to produce heavy oil and oil from tar-sands as well as other petro-chemicals.

      LONG-TERM CUSTOMERS

      We supply coal to mine-mouth power plants under long-term coal supply contracts and a contract mining agreement. We also sell lesser quantities of thermal coal to other domestic markets. We believe that our long-term customer relationships are a competitive advantage. We supply most of our sales volumes to customers that we have served for more than 10 years. We have a consistent track record of maintaining these relationships, including ATCO (50 years), Ontario Power (27 years), SaskPower (35 years), and TransAlta (34 years). Through our acquisition of a 50% interest in the Genesee mine as part of the Prairie Assets, we now have a long-term relationship with EPCOR, our customer and partner.

      COST-EFFICIENT OPERATIONS

      We have been able to achieve operating efficiencies and cost reductions by effective engineering, relying on the extensive mining experience and skills of our employees, investing in mining equipment and achieving economies of scale. We believe we are one of the most efficient mining companies in North America. At the mines we currently operate, we utilize draglines, which are the lowest cost surface

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
mining method for moving large quantities of soil, rock and other material for short distances. We achieved significant synergy from the acquisition in September 1998 of our then largest competitor in Canada, Manalta, by combining adjacent mine operations and reducing overhead costs. To reduce our costs, we coordinate the purchase of supplies and equipment across the company. We are continuing our implementation of an intensive cost-reduction and efficiency program at all of our operations.

      BENEFICIAL CANADIAN OPERATING ENVIRONMENT

      We are not subject to a number of significant liabilities that U.S. coal producers face because all of our mines are located in Canada and are surface mines. For example, we do not have the significant post-retirement health and insurance obligations that our U.S. peers have. We make fixed payments for workers' compensation to a government entity and do not have variable liabilities in this area, unlike U.S. coal producers. We are not required to make on-going payments to trusts or funds related to environmental, health or retiree benefits. Because our labor unions are organized on a local basis, we typically have a different union local at each mine. Consequently, we do not face the risks of national labor actions or disruptions that many of our U.S. peers have experienced. All of our mines are surface mines, which do not have the safety and health issues that underground mines have, such as black-lung disease, catastrophic collapse, underground explosions and fires.

      EXPERIENCED MANAGEMENT

      Many of our senior executives and operations managers have many years of experience in the coal industry. They have been involved in establishing our strong customer relationships, maintaining a record of safety and environmental responsibility, developing several new mine operations and successfully acquiring and integrating several mines into our operations.

      STRONG EQUITY OWNERS

      We expect to benefit from the experience of our equity owners, Teachers and Sherritt. Teachers administers the second largest pension fund in Canada, with more than $84 billion of total assets as at December 31, 2004. Sherritt, with assets of $2.6 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns (1) 50% of a vertically-integrated nickel/cobalt metals business, (2) an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, (3) a power generation business, which finances, constructs and operates gas-fired electricity generation plants in Cuba, and (4) soybean-based food processing, agriculture and tourism in Cuba.

      INNOVATIVE AND SUCCESSFUL RECLAMATION MANAGEMENT

      We are a leader in reclamation management and we restore mined lands to a condition equal to or better than their condition prior to mining. We were the first company to have fully reclaimed and certified coal mines in both Saskatchewan and Alberta. We received the first certificate issued in Alberta for the return of mined lands to commercial forest end use. Our success in the area of reclamation has been recognized through the granting of several awards by government and industry organizations. We believe that our success in this area will assist us in obtaining the necessary public support and regulatory permits to develop new operations in the future.

      HEALTH AND SAFETY

      Our safety performance continues to improve. For example, during 2004 we operated 1.5 million man-hours (176 days) without a safety incident. We have shown that an excellent safety record can be maintained over the long term. Our Paintearth mine is the current holder of the prestigious John T. Ryan Safety Trophy awarded by the Canadian Institute of Mining, Metallurgy and Petroleum for outstanding performance in safety. The Genesee and Sheerness mines are previous holders of the award. The Genesee and Paintearth mines have operated since inception, 16 and 10 years respectively, without a lost time safety incident. The provinces have primary jurisdiction over health and safety matters at coal

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
mines. The provinces either enforce federal standards or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. We have established a health and safety management program directed at the health and safety of our employees. This program consists of a policy, established best practices, regular audits, the integration of health and safety procedures with operating procedures, employee training and incident tracking and investigation. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations.

                               BUSINESS STRATEGIES

      The key components of our strategy include:

      FOCUS ON THERMAL COAL PRODUCTION

      Substantially all of our mining operations are related to the production of thermal coal. Our equipment and customer base at most of these operations are very similar. At these operations, we remove most of the overburden using efficient, low-cost dragline equipment and deliver thermal coal to nearby power plants operated by domestic electric utility customers. We expect that the similarity between these operations will enable us to streamline our operations and share best practices among our operations. We intend to continue the implementation of efficiencies at all of our operations, which we expect will improve the profitability of our business. Our major customers are utilities, which are the predominant electricity suppliers in Alberta, Saskatchewan and northwestern Ontario. They have invested significant resources in supplying coal-fired electricity to the regions they serve.

      MAINTAIN AND EXPAND OUR CUSTOMER RELATIONSHIPS

      We intend to maintain our strong relationships with existing customers and to establish strong relationships with new customers. With increased coal production and the potential for coal as an alternative fuel for industries that consume large quantities of natural gas, the opportunity to establish long-term contractual relationships with new customers has become a focus. We plan to continue to sell the majority of our production under long-term contracts or to customers with whom we have developed strong relationships in order to reduce market risk and exposure to coal price fluctuations. We also seek to market our coal in regions where we can effectively compete and provide value to our customers.

      FURTHER INCREASE PROFITABILITY

      We intend to continue reducing operating costs and increasing productivity by optimizing process flows and prudently investing in more efficient production equipment. We work cooperatively with our employees to effect productivity improvements by implementing innovative work practices and efficiency programs. We have completed a mine-by-mine operational review in order to maximize production efficiency and have implemented contemporary integrated business systems that we expect will provide us with better information to optimize our operations and maintenance costs. We are also investing in equipment and technology to improve the productivity of our equipment. For example, we have introduced a comprehensive suite of standard operating procedures which incorporates industry best practices and which has resulted in a more than 20% increase in dragline productivity. As part of a plan to reduce maintenance costs and increase equipment utilization, we signed a long-term mine support equipment agreement with Finning (Canada), a division of Finning International Inc. ("Finning") and Kramer Ltd. ("Kramer"), which involves the acquisition, financing, servicing, and parts supply related to new mobile support equipment.

      INCREASE COAL PRODUCTION

      We intend to increase our production by expanding our existing mines and developing our additional coal reserves and non-reserve coal to take advantage of the growing demand for coal that we expect to occur. We have successfully developed new mines from our coal reserves and non-reserve coal, and we have undeveloped coal reserves and non-reserve coal in western Canada. We believe we

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
will be able to develop new mines or extend existing operations by utilizing these reserves and non-reserve coal. We believe that our holdings of coal reserves and non-reserve coal are extensive and located strategically, which we expect will give us a competitive advantage over competitors with inferior holdings of undeveloped coal properties, particularly in our primary markets in Alberta and Saskatchewan. We will prudently develop new mines only after establishing customer commitments, securing appropriate financing and obtaining regulatory approvals. During the fourth quarter of 2004, we approved the expansion of the Coal Valley mine to 4.0 million clean tonnes per year, doubling its thermal coal production capacity. The mine is scheduled to be at full capacity by the second quarter of 2006. The $75.3 million project involves doubling the coal wash plant capacity and adding additional mining equipment. The expansion at Coal Valley is expected to produce an additional 1.0 million tonnes in 2005 and a further 1.0 million tonnes in 2006. The 450 megawatts of new capacity at the Genesee power plant, which was commissioned in early 2005, will require approximately 1.2 million additional tonnes of coal in 2005. We have embarked on an applied research project to develop the process technology required to beneficiate and gasify our coal. Alberta Energy Research Institute is providing a portion of the funding for the project. If this project is successful it could lead to the development of new mines from our reserve and non-reserve coal.

      As part of the Prairie Asset acquisition in 2003, we acquired the mineral rights near Bow City, Alberta along with engineering and environmental studies. The project contemplates the construction of two 500 MW generating units within the station and the associated dragline mine development. We are moving the project forward towards regulatory approval. In order to facilitate the potential submission of an application to provincial regulatory authorities in the spring of 2006, forecast spending in 2005 and 2006 is expected to be approximately $7.0 million. The field work is progressing and is expected to be completed in 2005. The Bow City Project (formerly called the Brooks Project) is located 145 kilometres southeast of Calgary, Alberta. The project contains 92.2 million tonnes of proven and 73.6 million tonnes of probable subbituminous thermal coal reserves. In January 2005, we released the required Public Disclosure Document and the Environmental Impact Assessment Report Proposed Terms of Reference to the regulatory agencies and the affected stakeholders. The total capital cost of the project is estimated at $2.4 billion.

                               COAL CLASSIFICATION

      The important characteristics of coal include heat content, sulfur content and suitability for use in the making of steel. Heat content, or the amount of energy in coal, is commonly measured in Btu per pound or KJ/kg. Coal is generally classified according to its heat content as either lignite, bituminous, subbituminous or anthracite. Lignite has the lowest heat content and anthracite the highest. Most thermal coals are used primarily for their heating characteristics in the production of electricity, steam and process heat.

      Lignite coal is a brownish-black coal with a heat value that generally ranges from 6,300 to 8,300 Btu per pound. In Canada, lignite coal is mined mainly in Saskatchewan and is primarily used by power plants located near the mine. Our Boundary Dam, Poplar River and Bienfait mines produce lignite coal.

      Subbituminous coal is a dull black coal with a heat value that ranges from approximately 8,300 to 11,500 Btu per pound. In Canada, this coal is mined principally in Alberta. Electric utilities and some industrial consumers use subbituminous coal almost exclusively. The Paintearth, Sheerness, Genesee, Whitewood and Highvale mines produce subbituminous coal.

      Bituminous coal is a soft black coal with a heat value that ranges from 10,000 to 14,000 Btu per pound. Canadian bituminous coal is primarily mined in the Rocky Mountains and adjacent foothills in Alberta and British Columbia. Electric utilities and industrial plants use bituminous thermal coal, while steel producers use bituminous metallurgical coal. The heat values of bituminous coal are high enough to make it economic to transport it to distant markets. The coal at the Coal Valley and Obed Mountain mines is bituminous thermal coal.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      Anthracite coal is a hard coal with a heat value that can be as high as 15,000 Btu per pound. Anthracite deposits are found in British Columbia, but are not currently being mined. Anthracite is used primarily for industrial and home heating purposes. We do not have any anthracite coal reserves.

      Certain types of bituminous coals are also classified as metallurgical coals. Metallurgical coal that is used primarily for its chemical, physical and heating characteristics is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant than thermal coal and is produced for export primarily in Australia, Canada, the United States and China. Metallurgical coal is generally higher in carbon content and calorific value and lower in moisture content than thermal coal. We do not produce any metallurgical coal following the transfer of our metallurgical coal assets to Fording in February 2003.

      Sulfur content is another important characteristic of coal. Coal combustion produces sulfur dioxide, the amount of which varies depending on the concentration of sulfur in the coal and the manner in which coal is burned. Due to restrictive environmental regulations regarding sulfur dioxide emissions, coal is commonly described with reference to its sulfur content. We refer to coal that is less than 1% sulfur by weight as low-sulfur coal, and all of our coal meets this criteria. Utilities are often confronted with the decision as to how to control sulfur emissions. They can burn low-sulfur coal or use scrubbing technology, which removes a substantial portion of the sulfur from coal during the burning process. Scrubbing technology requires substantial capital costs, particularly for existing power plants. We expect increasing demand for low-sulfur coal in many regions, as utilities are increasingly required to operate within environmental guidelines for sulfur dioxide emissions.

                                 MINING METHODS

      Coal is mined using either surface or underground methods. The method used depends upon several factors, including the proximity of the coal seam to the earth's surface and the geology of the surrounding area. In general, surface techniques are employed when a coal seam is close to the earth's surface, and underground techniques are used for deeper seams. All coal mining techniques are capital intensive. However, technological improvements, such as larger capacity draglines, electric- or diesel-powered backhoes and haul trucks, have resulted in increased productivity.

      Substantially all coal production in Canada is derived from surface mines. All of our mines are surface mines. It is generally safer and often more cost efficient to mine coal seams that are located close to the surface than deeper seams. Also, surface mining generally has a higher coal recovery percentage (85 to 95%) than underground mining (50 to 60%).

      Surface mining primarily consists of moving the material on top of the coal, called overburden, with large, mobile earth-moving equipment. The primary surface mining methods are dragline and truck/backhoe mining, with the optimal method chosen based on the geological conditions, amount of overburden to be removed, local topography and the configuration of the coal seam. Dragline mining is typically better for the flat-lying, shallow coal seams found on the prairies or in gentle topography, while truck/backhoe mining is typically better for shallow coal seams in hilly or mountainous terrain. Truck/backhoe mining systems are also generally capable of digging to greater depths than dragline mining systems. Once uncovered, the coal is loaded into haul trucks or onto overland conveyors for transportation directly to customers or to processing and/or loading facilities. The site is then backfilled with the overburden, contoured and otherwise returned to its approximate original condition, a process known as reclamation. In Canada, mining and reclamation are regulated by provincial law, which requires that the land be reclaimed to a condition as good as or better than its undisturbed condition.

      We employ dragline mining at all of our mines. This method uses large capacity electric-powered walking draglines to remove the overburden in long, narrow pits. First, mobile equipment removes the topsoil and subsoil, before the dragline removes the remaining overburden. Electric backhoes or other earth moving equipment then load the exposed coal into haul trucks. As the dragline moves along the pit, the overburden is deposited in a previously mined portion of the pit to begin the reclamation process.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

Earthmoving equipment is then used to flatten and contour the land and to replace the subsoil and topsoil that was previously moved. Ultimately, the land is seeded with crops or planted with trees.

      The Coal Valley mine uses truck/backhoe mining operations to access coal seams at greater depths than can be reached by the dragline alone. This method uses large diesel-powered backhoes to remove the overburden and, often along with other equipment, to load the coal into haul trucks. First, topsoil, subsoil and any timber are removed. The overburden is then drilled and fractured with explosives. The backhoes load the overburden into haul trucks for transportation to a previously mined pit or a dump area. The equipment then loads the exposed coal into haul trucks. The mining continues downward until all the economically recoverable coal is mined. The pit is subsequently reclaimed by filling it with waste materials from a nearby pit, contouring the land, and replacing subsoil and topsoil. Ultimately, the land is planted with grasses or trees. Alternatively, the pit may be allowed to fill with water and be reclaimed as a lake to provide a recreational area or new fish habitat.

                          COAL PREPARATION AND BLENDING

      Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities and to more exactly match customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Coal Valley mine has a processing plant as does the idled Obed Mountain mine. At the Bienfait, Highvale and Whitewood mines, we operate processing plants that crush and size the coal to customer specifications.

                               COAL TRANSPORTATION

      At the Paintearth, Boundary Dam, Sheerness, Genesee, Highvale and Whitewood mines, trucks transport coal directly from the mine to the adjacent power plants. We own a short-line railroad that transports coal from our Poplar River mine to the near-by power plant.

      We deliver thermal coal by rail to both domestic and international customers. For the thermal coal that we ship for export, we bear the rail freight costs to the port as well as the terminal handling and ship loading costs at port. The majority of our export sales are made free on board vessel where our customer arranges for the ocean transport and bears the ocean freight costs to final destination. Following the disposition of our metallurgical coal assets and the indefinite suspension of operations at the Obed Mountain mine, we now have two major rail transportation contracts for our Coal Valley mine, which have remaining terms of 1 and 3 years respectively. We also hold 2 rail transportation contracts for our Bienfait lignite char deliveries.

      The coal we transport by ship is loaded through bulk-products terminals on the west coast of Canada, primarily pursuant to long-term contracts. Until February 28, 2003, we owned a 23.2% interest in Neptune, at the Port of Vancouver, British Columbia, with which we had a long-term renewable coal handling agreement that permitted us to process coal through the terminal at cost. This ownership interest provided us with a competitive advantage for a portion of our west coast export coal shipments. In addition, for westbound metallurgical shipments, we had contracts with Westshore Terminals ("Westshore") to handle our terminal requirements at commercial rates to the extent we were unable to use Neptune for these purposes.

      Going forward, we will continue to have access to Neptune under a subcontract with Fording, which will enable us to ship thermal coal through Neptune, at cost, to the extent permitted by our contract with Westshore, which expires on March 31, 2017. Our contract with Westshore limits our ability to ship coal through other facilities until annual shipments through Westshore exceed specified limits.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                                MINING OPERATIONS

                           COAL INDUSTRY AND OVERVIEW

      Coal is the world's most abundant fossil fuel and is more evenly distributed throughout the world than other fossil fuels. The World Coal Institute estimates that world production of coal in 2003 was approximately 4.9 billion tonnes (2004 totals were not available at the time of filing). Although 87% of world coal production is consumed in the country in which it is produced, the remaining 13% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically of higher value than coal sold in regional markets because the cost of transporting coal from mine to customer can be large relative to the value of the coal itself. We supply several regional markets in Canada with limited competition from other coal producers, and we supply export markets in competition with other international producers. Other energy sources including natural gas, oil, nuclear, wind and water are also used to generate electricity and compete indirectly with coal.

      Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, Taiwan, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include BHP Billiton Limited, Mitsubishi Corporation, China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Glencore International AG and Xstrata PLC. We exported metallurgical coal from 1970 until 2003 and have exported thermal coal since 1979. We, and Canada in general, are relatively small players in the international thermal coal markets, but we provide diversity of supply and reliable coal quality to these markets.

      EXPORT COAL MARKETS

      The worldwide use of coal has grown in response to general economic growth and the needs of developing countries for readily accessible fuels. The following table sets forth the world export trade of coal for the five years, 2000 through 2004.

                                         WORLD EXPORT TRADE(1)
                                    --------------------------------
                                    2004   2003   2002   2001   2000
                                    ----   ----   ----   ----   ----
                                          (millions of tonnes)
Metallurgical(2)                     201    203    200    202    207
Thermal                              512    491    437    427    379
                                    ----   ----   ----   ----   ----
Total                                713    694    637    629    586
                                    ====   ====   ====   ====   ====

NOTES:

(1) Obtained from Barlow Jonker Pty. Ltd.; figures for 2004 are projections.

(2) Includes coking and pulverized coal injection coals.

      International export markets accounted for approximately 713 million tonnes of coal in 2004, according to projections done by Barlow Jonker Pty Ltd. The bulk of export coal is delivered to customers by ship. The seaborne coal export market represents one of the largest volumes of world trade for a single commodity.

      Prices for export coal vary according to coal quality, regional supply and demand and transportation costs. Japanese electric utilities and steel makers, which are large importers of coal, traditionally establish benchmark or reference prices. However, actual pricing varies and is dependent on

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
the origin of the coal, quality and the specific logistics and commercial considerations of the particular buyer and seller.

      For the last ten years (1995 to 2004), the prices for export thermal coal delivered to Japan were as follows:

                                                    JAPANESE COAL PRICING
                  2004     2003    2002     2001     2000    1999     1998    1997     1996     1995
                 ------   ------  ------   ------   ------  ------   ------  ------   -------  ------
                                     (U.S.$ per tonne for fiscal years beginning April 1)
Thermal (1)      43.35    26.75   28.85    34.50    28.75   29.95    34.50   37.65    40.30    40.30

Notes:

(1) Reference price for 28,050 KJ/Kg gross as received basis Canadian bituminous thermal coal sold to Japanese power utilities free on board vessel at Newcastle, Australia. Prices are from publications of The Tex Report Ltd. and Barlow Jonker Pty. Ltd.

      CANADIAN COAL MARKETS

      Canadian coal production was 66.0 million tonnes in 2004, according to Statistics Canada, with substantially all coal production based in western Canada. The Coal Association of Canada reports that Canadian coal consumption was 59.4 million tonnes in 2003 (more recent figures were unavailable at the time of filing this document), of which greater than 90% was thermal coal. Canadian coal producers supply the majority of domestic coal consumption. Coal imports totaled 22.5 million tonnes in 2003, according to the Coal Association of Canada (2004 information was not yet available), most of which was imported from the United States to supply coal to power plants in the southern Ontario market. In 2004, Canadian coal exports were 27.1 million tonnes, according to Statistics Canada, of which approximately 90% is metallurgical coal.

      Our core domestic markets are in Alberta and Saskatchewan. The bulk of all coal used in these provinces is consumed by power plants located adjacent to coal mines. Competition in these two provinces is limited due to the proximity of coal mines to power plants. Coal is important to Alberta and Saskatchewan's electricity generation. Coal accounted for nearly 78% of Alberta's electricity generation in 2004, according to the Alberta Electric Energy Industry Statistics and 67% of Saskatchewan's electricity generation in 2004, according to SaskPower. The mines we operate supplied substantially all of the coal consumed by the power plants in these two provinces during 2004.

      Pricing and terms for these mine-mouth operations are specified under contracts, generally after extensive negotiation. As such, pricing does not fluctuate based on the prices of other costs, competing fuels or electricity and tends to be very stable. Pricing is typically based on, among other things, the anticipated mining and capital costs, the proximity of the customer to the mine and economic conditions at the time. Due to the long-term nature of most of these contracts, base pricing is usually adjusted annually for inflation or deflation. Prices are generally subject to adjustment should the quality of the coal fall below certain specifications.

      Ontario, which is the most populated province in Canada, does not have any producing coal mines and has significant coal-fired power generation capacity. In Ontario, coal generates a significant but smaller percentage of electricity than the western provinces. According to Ontario Power's annual report, 33% of their generating capacity in 2003 was from coal-fired generating units. Due to Ontario's large population and industrial base, it is Canada's second largest coal-consuming province. Using our own data and data published by Natural Resources Canada, we believe that almost all of the coal consumed by Ontario is currently supplied by us or imported from the United States. Contracts in Ontario, including our own, typically have one to five year terms. Pricing is principally based on coal quality, mining and transportation costs, and the costs of competing coal supplies. The provincial government in Ontario has stated it intends to eliminate coal-fired generation in the province by 2007, including the plants we supply, and has commenced the shutdown of certain facilities in 2005.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      THERMAL COAL MARKETS

      We supply most of the thermal coal we produce to major electric utilities in Alberta and Saskatchewan. Plant capacity and the availability of electricity generated by other fuel types, primarily natural gas, can impact the amount of electricity generated by each of these power plants. We supply substantially all of the coal consumed by the ten coal-fired power plants operating in Alberta and Saskatchewan. Seven of these power plants hold long-term contracts that, in most cases, will continue for most of the remaining useful lives of the power plants. In January 2004, Luscar entered into a 5 year coal supply agreement with the Milner Power Limited Partnership for the supply of coal to the H.R. Milner power station from the Coal Valley mine. Luscar's five-year contract, which expires in December 2007, to mine at TransAlta's Highvale and Whitewood mines, supplies the remaining three power plants.

      Northwestern Ontario has two coal-fired power plants that are supplied by rail from the Bienfait mine in southern Saskatchewan. These power plants also have access to coal from the Powder River Basin in the United States. We have been the primary coal supplier to these power plants since the early 1980s and retain that business on the basis of competitive pricing. We recently concluded a new three year contract to supply most of the coal consumed by these two power `plants from 2005 through 2007. Northwestern Ontario also has access to hydro-power that at times limits the demand for coal-fired electricity generation from these power plants.

      The Coal Valley mine in Alberta has shipped thermal coal to the southern Ontario market, which is also served by United States coal producers on the basis of competitive pricing. Ontario also generates substantial amounts of electricity by water, nuclear, natural gas and other means. No shipments from Coal Valley to this market are expected in 2005. Other markets for Coal Valley include the Milner power station in Alberta, compliance coal markets in the United States and other North American and Pacific Rim electric power generators.

      Historically, many industrial customers in Alberta and Saskatchewan have used natural gas. In many instances coal can supply the same energy input in an economical and reliable manner. With the recent volatility in natural gas prices, some industrial consumers of natural gas in these provinces have turned to coal as an alternate energy source. Other major industrial consumers of natural gas may consider coal as an alternate source of energy in the future.

      THERMAL COAL DEMAND

      Consumption of coal in the domestic Canadian market is primarily through long-term arrangements with utilities. Pricing tends to be influenced by (amongst other factors) the geology of the coal field, the quality of the coal, the anticipated mining cost, the capital investment, and the proximity of the generating facility to the coal resource. Pricing arrangements are the result of extensive negotiation and tend to be more stable than those prevailing in the export market.

      The following table sets forth Canadian domestic consumption of coal for the five years, 1999 through 2003:


        CANADIAN DOMESTIC THERMAL COAL CONSUMPTION
       --------------------------------------------
 2003        2002        2001         2000        1999
                         (thousands of tonnes)
59,379      61,856      60,477       56,623      53,733

      Demand for Canadian export thermal coal is driven by coal fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region, the commissioning of new generating plants and growing receptiveness of India to importing coal. According to Barlow Jonker, Asian demand was 260 million tonnes in 2004 compared with

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

241 million tonnes in 2003. They go on to project that Asian demand will increase to 281 million tonnes in 2005.

      During 2001 and 2002, new supply from Chinese and Australian producers caused intense competition among suppliers and oversupply in the market. Spot prices for export thermal coals decreased significantly as a result. This situation has changed significantly due to continued increased demand and Chinese supply limitations.

      First quarter 2005 spot prices in United States Dollars remain at high levels in comparison to the past 10 years but are 17% lower than the historic peak reached in July 2004. Historically, prices for export thermal coal markets have been cyclical and Canadian suppliers have little influence on pricing due to the limited volumes shipped. Japanese contract prices for export thermal coal increased by approximately 60% during 2004 due to the tight supply conditions at the time of contract settlement and Luscar estimates that Japanese contract prices increased a further 20% or more for the 2005 contract year. In light of current market conditions, Luscar announced the expansion of production capacity from the Coal Valley mine to 4.0 million tonnes by mid 2006.

      LONG-TERM MINE-MOUTH COAL SUPPLY CONTRACTS

      In general, the provisions of coal supply contracts are based on extensive negotiations with customers. Consequently, the provisions of these contracts vary significantly, including their price and price adjustment features, coal quality requirements, volumes, options to extend and force majeure, termination and assignment provisions.

      Our long-term mine-mouth contracts as of December 31, 2004 are outlined below. Because of our acquisition of Manalta, we service some of our customers and their power plants under two contracts.


                                                                                ANNUAL TONNAGE
                                        CUSTOMER           REMAINING            (IN THOUSANDS)
                                      RELATIONSHIP          TERM OF         -----------------------
    MINE            CUSTOMER             SINCE             CONTRACT          MINIMUM       MAXIMUM
 ----------         ---------         ------------     ----------------      -------       -------
                                                          until 2006           1,450         1,812
                                                           2007-2012             698           863
                                                       -------------         -------       -------
 Paintearth         ATCO                 1955             until 2007           1,104         1,400
                                                           2008-2009           1,104         1,300
                                                           2010-2012           1,104         1,250

  Sheerness         ATCO                 1955             until 2026             900         2,000
                                                       -------------         -------       -------
                    TransAlta            1970             until 2026          50% (1)        1,850

                                                          until 2012           2,100         4,200
Boundary Dam        SaskPower            1969              2013-2024           1,900         3,800
                                                       -------------         -------       -------
                                                          until 2009           1,700         2,000

Poplar River        SaskPower            1969             until 2015           2,000         4,000

  Genesee           EPCOR                2003          life of reserves      100% (1)      100% (1)

Notes:

(1)   percentage of total coal burned by power generating station.

      The base pricing in each of these contracts was negotiated between the parties at the time the contract was made and is adjusted annually based on cost indices, which relate to our mine-mouth costs, including fuel, labor, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on prices of other coals, competing fuels, or electricity. These contracts specify minimum tonnage amounts that the utilities are required to purchase, as well as, in some cases, fixed monthly payments that are unrelated to tonnage delivered. These contracts also provide for the pass-through of specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility served.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      Six of our eight long-term coal supply contracts are not subject to price review provisions during their current terms. The two contracts that will be subject to price review provisions will permit either party to periodically request a price review. The next possible price review period will occur in 2010 for the Poplar River contract and in 2014 for one of the Boundary Dam contracts.

      LUSCAR MINING OPERATIONS

      During 2004, we had interests in ten mining operations and development projects in British Columbia, Alberta and Saskatchewan. Nine mines were operational, while the Obed Mountain Mine suspended production in 2003 in response to the weak international thermal coal market. Five mines are mine mouth mines and supply adjacent power plants. Two mines serve domestic and international utilities and industrial customers. Two mines are operated on a contract basis and supply adjacent power plants. We have a 50% interest in the other mine.

      The following is a summary of the thermal coal mines operated by Luscar during 2004:

                     MINE                        ANNUAL
                  COMMENCED   SURFACE   2004   PRODUCTION                    MAJOR
     MINE         OPERATION    AREA     SALES   CAPACITY                    CUSTOMER
-------------     --------- ----------  -----  ----------    --------------------------------------
                            (hectares)  (millions of tonnes)
THERMAL COAL
Boundary Dam        1973         8,706    6.4         6.5    Adjacent power plants
Sheerness           1985         7,000    3.8         4.0    Adjacent power plant
Poplar River        1978        11,885    3.5         4.0    Adjacent power plant
Paintearth          1981         5,120    2.9         3.5    Adjacent power plant
Bienfait            1905        10,045    1.7         2.8    Domestic utilities and industrial
                                                             customers
Coal Valley (1)     1978        19,699    1.7         2.7    International and domestic utilities
Obed Mountain (2)   1984         7,460    0.0         1.5    International and domestic utilities
                                                             and industrial customers
Genesee             1988        20,304    4.1         5.6    Adjacent power plant
Highvale (3)        1970            -    12.8        13.0    Contract mining for adjacent power
                                                             plants
Whitewood (3)       1956            -     1.6         2.8    Contract mining for adjacent power
                                                             plant

Notes:

(1) Coal Valley capacity is expected to increase to 2.7 million tonnes in 2005, then 4.0 million tonnes in 2006.

(2)   Production was suspended in 2003 at the Obed Mountain Mine.

(3)   Highvale and Whitewood are contract mine operations owned by TransAlta.

      In domestic thermal coal markets, we primarily supply thermal coal to major Canadian electric utilities under contract. The Boundary Dam, Paintearth, Poplar River, Genesee and Sheerness mines are mine-mouth operations, as each is located in close proximity to coal-fired power plants that are the respective mine's customers. These operations provide a substantial portion of our revenues on a stable on-going basis. The Highvale and Whitewood mines, operated on a contract basis for TransAlta, are also considered mine-mouth operations, however, margins from operating these mines are lower than margins from mines we own. We also sell lesser quantities of coal to domestic industrial customers and to overseas electric utilities and industrial customers.

      We have not been involved in the production and sale of metallurgical coal since February 28, 2003. Prior to that date, most of our metallurgical coal sales were sold to overseas and North American steel producers. In March 2003, we announced the indefinite suspension of production at the Obed Mountain mine in response to the weak international thermal coal market at that time.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      Thermal coal sales for the most recent five years were as follows:

                           2004     2003        2002     2001      2000
                          -------  -------     -------  -------   -------
                                         (THOUSANDS OF TONNES)
DOMESTIC
Mine mouth                 20,715   19,093(1)   16,083   16,198    15,476
Contract mining            14,544   12,247(2)   12,704   12,175    12,491
Other thermal               1,817    2,217       2,605    3,139     2,022
                          -------  -------     -------  -------  --------

Total domestic sales       37,076   33,557      31,392   31,512    29,989

                          -------  -------     -------  -------  --------
Export thermal sales        1,454    1,610       2,162    2,459     2,990
                          -------  -------     -------  -------  --------
Total thermal coal sales   38,530   35,167      33,554   33,971    32,979
                          =======  =======     =======  =======  ========

Notes:

(1)   Includes sales from Genesee since acquisition by SCP II on February 28,
      2003.

(2) Includes volumes delivered from the Highvale and Whitewood mines since acquisition by SCP II on February 28, 2003.

      We operate mines situated in two geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait, Genesee, Whitewood and Highvale mines are located in agricultural regions on the prairies of Alberta and Saskatchewan. Our Coal Valley and Obed Mountain mines are situated in the foothills of the Canadian Rockies west of Edmonton, Alberta. The foothill mines are in alpine to sub-alpine forest areas. In all cases, elevation and climate are such that each mine operates on a year-round basis. Surface rights to lands are owned, leased from the provincial governments or private owners or provided by utility customers as and when required for mining. All surface rights for current mining are in place.

      Each mining operation is served by road access and employees live in nearby communities, traveling to work on a daily basis. Services such as electricity, natural gas, sewage, process water and potable water are available, where required, on each site. We believe that each of our mine's facilities and equipment are in good physical condition.

      Development projects, including Bow City, are all within a short distance of established communities and are accessible by road. The development properties lack most required services. We anticipate providing these services during mine construction.

      The Bow City project is located in an agricultural region in southern Alberta. Topographic and climatic features of each site are such that surface mining operations can be developed on a year-round basis. We also have other significant coal and mineral properties in Alberta, Saskatchewan and Manitoba that may be developed in the future. Most of these non-reserve coal and mineral holdings are situated in agricultural regions.

      Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities to meet customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Coal Valley and Obed Mountain mines operate coal processing plants. At the Bienfait mine, we operate a processing plant that crushes and sizes the coal to customer specifications.

      All of the operating mines are equipped with shop office complexes and substantially all maintenance activity is conducted by employees, although rebuilds or repairs of a significant nature are occasionally contracted out to third parties.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      THERMAL COAL PRODUCTION

      Annual coal production (including production from the former Fording operations) for the last five years was as follows:

                           2004     2003     2002     2001    2000
                         -------  -------  -------  -------  -------
                                    (THOUSANDS OF TONNES)
THERMAL

BITUMINOUS
   Coal Valley mine        1,651    1,234    1,789    1,514    1,088
   Obed Mountain mine          -      413    1,351    1,410    1,485

SUBBITUMINOUS
   Paintearth mine         2,896    2,984    3,021    3,215    2,754
   Sheerness mine          3,810    3,810    3,589    3,643    3,577
   Highvale mine (1)(2)   12,829   12,442   12,698   11,690   12,491
   Genesee (1)             4,142    3,557    3,553    3,497    3,542
   Whitewood (1)           1,605    1,967    2,812    2,094    1,974

LIGNITE
   Poplar River mine       3,461    3,391    3,427    3,382    3,489
   Boundary Dam mine       6,157    5,913    6,193    6,354    5,915
   Bienfait mine           1,623    2,047    1,834    2,008    1,778

                         -------  -------  -------  -------  -------
                          38,174   37,758   40,267   38,807   38,093
                         =======  =======  =======  =======  =======

Notes:

(1) Acquired by SCAI (and subsequently by Luscar in October 2003) on February 28, 2003, from Fording pursuant to the Combination Agreement.

(2)   Operated by Manalta and Luscar from 1970 to 2002.

      SAMPLING AND ANALYSIS

      The quality of coal is based upon a large number of parameters related to a particular coal's usage and its handling characteristics. Determination of the various parameters of quality is done according to widely accepted industry standards and often to meet specific customer needs.

      Testing at Coal Valley and Bienfait, both of which transport coal to distant customers, is done in mine site laboratories to ensure process efficiency and product quality and is supplemented by analysis at independent test facilities to provide a broader range of analysis for production design and planning and to meet specific customer needs.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      OPERATING MINES

      The following is a map indicating the location of each mine, followed by a description of each mine.

                                     [MAP]

      COAL VALLEY MINE

      The Coal Valley mine is located approximately 100 kilometres south of Edson, Alberta, in the foothills of the Rocky Mountains. We commenced operations at this mine site in 1978 and 2004 sales were 1.7 million tonnes. Luscar currently operates a dragline to remove the overburden and front end loaders to load the coal onto a fleet of coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail

                                                      Luscar Energy Partnership
                                                             2004 Annual Report
directly to customers or to port facilities for further transportation by ship. Luscar owns or leases all the equipment and facilities at this mine.

      The bituminous thermal coal at Coal Valley is mined from three distinct coal seams, which are found within a 270 metre stratigraphic interval. One of the seams is characterized by fine clay and sandstone partings within the seam, and varies in thickness from 7.9 to 10.7 metres. The other seams range in thickness from 2.4 to 6.7 metres. As at December 31, 2004, the Coal Valley mine had 15.5 million tonnes of proven reserves and 7.2 million tonnes of probable reserves.

      On January 5, 2005, Luscar announced a $75 million expansion of the Coal Valley mine to 4.0 million tonnes of coal per year, doubling thermal coal production capacity at the mine. The mine is scheduled to be at full capacity by the second quarter of 2006, and its production is slated for export markets. The expansion project involves doubling the coal wash plant capacity and adding mining equipment. The approximately $50 million required for mining equipment will be lease financed, with the remaining capital requirements being funded by Luscar.

      OBED MOUNTAIN MINE

      In March 2003, in response to low export selling prices and demand, we suspended production indefinitely at the Obed Mountain mine and the coal preparation plant and certain other mining equipment are now mothballed. The mine commenced operations in 1984 and we acquired it in 1989. This mine formerly supplied bituminous thermal coal to a variety of international and domestic utilities and industrial customers. Before production was suspended, we operated a dragline and three electric shovels to remove overburden and to load coal onto a fleet of coal haulers. Raw coal was hauled to our adjacent processing plant, where it was crushed, cleaned and dried. From the processing plant, coal was conveyed to a storage and rail load-out facility by an 11 kilometer long overland conveyor for transportation by rail directly to customers or to port facilities.

      The Obed Mountain mine is located approximately 30 kilometers east of Hinton, Alberta in the foothills of the Rocky Mountains. This mine's annual production capacity is 1.5 million tonnes but 2004 sales were nil. The Obed Mountain mine had 4.7 million tonnes of proven reserves as at December 31, 2004. The bituminous thermal coal at Obed Mountain is a glacial hilltop remnant of what was at one time an extensive, flat-lying multi-seam coal field. There are six recognizable seams in this formation, two of which we used to mine. The seams range in thickness from 1.6 to 2.8 meters.

      PAINTEARTH MINE

      The Paintearth mine is located approximately 200 kilometers southeast of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to ATCO's Battle River power plant under long-term contracts, which expire in 2012. We commenced operations at the mine in 1981 and, in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine, which had been operating since 1956. This mine's annual production capacity is 3.5 million tonnes and 2004 sales were 2.9 million tonnes. The mine had 55.1 million tonnes of proven reserves as at December 31, 2004. The Paintearth mine has two major coal zones throughout most of the mining area. The zones vary in thickness from 2.0 to 4.0 meters and are commonly split into four major beds or seams.

      This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines that are owned by our customer. We are responsible for dragline operation and maintenance. ATCO pays us a specified royalty based on tonnage mined from some of our coal lease areas within the coal permit area. As part of our acquisition of the Prairie Assets, we acquired certain royalty interests on coal produced from the Paintearth mine, in respect of which ATCO pays royalties.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      SHEERNESS MINE

      The Sheerness mine is located approximately 200 kilometers northeast of Calgary, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to the Sheerness power plant under two long-term contracts, both of which expire in 2026. The power plant is jointly owned by ATCO, TransAlta Corporation and TransAlta Power, L.P. We commenced operations in 1995 and in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine which had been operating since 1985. The subbituminous coal at the Sheerness mine is in two seams having a thickness varying between 0.5 and 1.9 meters. The mine's annual production capacity is 4.0 million tonnes and 2004 sales were 3.8 million tonnes. This mine had 64.1 million tonnes of proven reserves and 7.1 million tonnes of probable reserves as at December 31, 2004.

      This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines, which are owned by our customers. We are responsible for dragline operation and maintenance. As part of our acquisition of the Prairie Assets, we acquired certain royalty interests on coal produced from the Sheerness mine, in respect of which ATCO and TransAlta pay royalties.

      POPLAR RIVER MINE

      The Poplar River mine is located approximately 200 kilometers southwest of Regina, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Poplar River power plant under a long-term contract that expires in 2015. Operations at this mine commenced in 1978 and we acquired the operations in 1998 as part of the Manalta acquisition. This mine's annual production capacity is 4.0 million tonnes and current year sales were 3.5 million tonnes. This mine had 140.0 million tonnes of proven reserves and 8.1 million tonnes of probable reserves as at December 31, 2004. The lignite coal at the Poplar River mine is in a seam having an average thickness of 4.0 meters. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or two electric shovels. Coal is initially transported to an adjacent crushing station before being transported by rail approximately 20 kilometers to the power plant. We own all the equipment and facilities at this mine, including the rail line and related locomotives and railcars but excluding one of the draglines, which is leased by SaskPower and operated by us under license.

      BOUNDARY DAM MINE

      The Boundary Dam mine is located approximately five kilometers south of Estevan, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Boundary Dam and Shand power plants under two long-term contracts. The first contract expires in 2009, and provides for annual sales of 2.0 million tonnes. The second contract, expiring in 2024, provides for annual sales of 4.2 million tonnes through 2012 and 3.8 million tonnes during the remainder of the contract. We commenced mining operations in 1973. The current Boundary Dam mine is the combination of four adjacent mines, two of which we acquired as part of the Manalta acquisition and which had been operating since 1957 and 1960. This mine's annual production capacity is 6.5 million tonnes and 2004 sales were 6.4 million tonnes. The Boundary Dam mine had
83.6 million tonnes of proven reserves as at December 31, 2004. The lignite coal at the Boundary Dam mine is in four recognizable coal zones having a cumulative mineable coal thickness of up to approximately 5.2 meters. The mineable coal zones are not contiguous over the entire mine area.

      The mine has six draglines, four of which are currently being used to remove the overburden. The coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plants. We own all of the equipment and facilities at this mine with the exception of two haul trucks that are subject to an operating lease and one dragline, which was transferred to SaskPower in May 2003 pursuant to the terms of the coal supply agreement.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      BIENFAIT MINE

      The Bienfait mine is located approximately 15 kilometers east of Estevan, Saskatchewan and is a prairie operation. This mine supplies lignite thermal coal to Ontario Power Generation Inc.'s Atikokan and Thunder Bay power plants under a contract that expires at the end of 2007. The provincial government in Ontario has stated that it intends to eliminate coal-fired power generation in the province by 2007, including the plants we supply. The mine also sells coal to several smaller domestic customers and supplies the char plant with coal. Operations commenced in 1905 and we acquired the mine in 1966 through our acquisition of Manitoba & Saskatchewan Coal Company (Limited). The mine's annual production capacity is 2.8 million tonnes and 2004 sales were 1.7 million tonnes. This mine had 69.5 million tonnes of proven reserves as at December 31, 2004. The majority of the lignite coal at the Bienfait mine is part of a zone that averages 4.0 meters in thickness. This mine uses a dragline to remove the overburden, after which the coal is loaded by a front-end loader onto a fleet of coal haulers. Coal is initially transported to our adjacent processing plant, which crushes and sizes the coal before it is transported to customers by rail. We own all the equipment and facilities at this mine.

      We also own a char plant at the Bienfait mine. Char is a product that is used in the manufacture of charcoal briquettes. Our char plant uses a carbonization process that nearly doubles the heat content of the original lignite coal and lowers its moisture and volatile matter content. We supply char under two long-term contracts with an aggregate annual tonnage of 132,000 tonnes, which expire in 2008 and 2013. In 2003, we entered into a ten year contract with an existing customer, one of the purposes of which was to expand the capacity of the char facilities to meet additional sales demand. The $7 million expansion completed in 2003 increased the annual production capacity of the char facility by approximately 35,000 tonnes to 137,000 tonnes. Sales in 2004 were 123,000 tonnes.

      The principal market for charcoal is the manufacturing process of charcoal briquettes for the barbecue market. Competitive products for briquette manufacturing include wood char, anthracite and other coal chars. Competitors to charcoal briquettes include propane, natural gas and electric barbecues.

      GENESEE MINE

      The Genesee mine is located approximately 70 kilometers southwest of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to EPCOR's (a public utility company owned by the City of Edmonton) Genesee power plant under a long-term contract that continues as long as there is economic coal within the mining area. EPCOR and TransAlta completed the 450 MW expansion to the power plant in December 2004. The Genesee mine commenced operations in 1988. The mine's annual production capacity is now
5.6 million tonnes and 2004 sales were 4.1 million tonnes.

      Luscar and EPCOR each own a 50% interest in the equipment and facilities at this mine. Luscar's share of proven reserves was 55.0 million tonnes and probable reserves of 68.7 million tonnes at Genesee as at December 31, 2004. The subbituminous coal at the Genesee mine is located in four recognizable coal zones, which vary in thickness from 0.5 to 3.0 meters. All but one of the coal zones is contiguous over the entire mine area. The mine uses two draglines to remove the overburden. Coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Genesee mine, in respect of which EPCOR pays royalties, which were subsequently acquired by us in October, 2003.

      HIGHVALE MINE

      The Highvale mine is located approximately 80 kilometers west of Edmonton, Alberta. Highvale is a prairie mine-mouth operation owned by TransAlta. This mine supplies subbituminous thermal coal to TransAlta's Sundance and Keephills power plants. The mine's annual production capacity is 13.0 million tonnes and sales for the current year were 12.8 million tonnes. The mine uses four draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with electric shovels or front-

                                                      Luscar Energy Partnership
                                                             2004 Annual Report
end loaders for delivery directly to the adjacent power plants. TransAlta owns this mine and substantially all of the related equipment and facilities.

      LCL and its predecessor, Manalta, operated the Highvale mine under contract with TransAlta from 1970 until 2002. Fording took over the Highvale contract effective January 1, 2003 and subsequently transferred the contract to SCAI on February 28, 2003, which subsequently assigned it to Luscar on October 17, 2003. Under the terms of the contract, approximately $18 million of capital expenditures are required for certain mining equipment, which will be reimbursed by TransAlta over the life of the contract. The current five-year mining contract expires December 31, 2007, or earlier subject to a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse the operator for costs associated with terminating the mining contract. Also as part of the acquisition of the Prairie Assets, SCAI acquired certain royalty interests on coal produced from the Highvale mine, in respect of which TransAlta pays royalties to us. These royalty interests were subsequently transferred to Luscar on October 17, 2003.

      WHITEWOOD MINE

      The Whitewood mine is located 65 kilometers west of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to TransAlta's Wabamun power plant. TransAlta has announced plans to phase out the generating capacity of the Wabamun power plant by 2010, beginning with a shutdown of 150 MW of capacity which occurred in late 2002 and a further 130 MW of generating capacity was phased out on December 31, 2004. The mine's annual production capacity is 2.8 million tonnes and 2004 sales were 1.6 million tonnes. The mine uses one dragline to remove the overburden. Coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. TransAlta owns the mine and substantially all of the related equipment and facilities.

      Fording operated the Whitewood mine under contract with TransAlta from 1986 until February 28, 2003. The current five-year mining contract expires December 31, 2007 or earlier subject to a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse us for costs associated with terminating the mining contract. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Whitewood mine, in respect of which TransAlta pays royalties, which were subsequently acquired by Luscar in October, 2003.

      THIRD PARTY ROYALTY ARRANGEMENTS

      Some of the assets acquired from Fording included extensive coal and mineral holdings in Alberta and Saskatchewan. Luscar and other third parties are mining some of these coal and mineral holdings under royalty agreements that have been assigned to us in addition to royalty agreements that Luscar had entered into with certain coal customers prior to the Fording transaction. Royalty rates are negotiated on a property by property basis and are based on coal/mineral volumes mined. In some cases, mining plans and production volumes are controlled by third parties and are beyond our control. Royalty agreements with third parties provide that all reclamation and environmental liabilities with respect to these properties are the responsibility of the party undertaking the mining activity.

      We own significant freehold reserves and non-reserve potash assets in Saskatchewan which are reported below. These reserves and non-reserve assets are leased to potash mining companies that have the unilateral right to mine the leased reserves and non-reserve assets. We earn royalty payments for this production based on the market price of potash, the quality of the potash that is produced during a given period and the proportion of our mineral rights owned within the overall mining area.

      In 2004, revenue from third party royalties was $30.4 million, including royalties from 3.2 million tonnes of potash, valued at $5.0 million, and 8.9 million tonnes of thermal coal, valued at $25.4 million.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

We now conduct all of the coal mining operations on these properties but none of the mining of potash or other minerals.

                             DEVELOPMENT PROPERTIES

      We hold several coal properties that could be brought into production in the near term if a suitable market can be developed for the coal and subject to obtaining necessary permits. The following is a brief description of some of these properties.

      BOW CITY MINE AND POWER PROJECT

      The Bow City project (formerly called the Brooks project) is located 145 kilometers southeast of Calgary, Alberta. This project contains 92.2 million tonnes of proven and 73.6 million tonnes of probable subbituminous thermal coal reserves. In January 2005, Luscar released the required Public Disclosure Document and the Environmental Impact Assessment Report Proposed Terms of Reference to the regulatory agencies and the affected stakeholders. The project contemplates the construction of two 500 MW generating units within the station and the associated dragline mine development. The total capital cost of the project is estimated at $2.4 billion.

      UNDEVELOPED COAL PROPERTIES

      We also have significant coal resources that may be developed into reserves in the future. We acquired non-reserve assets in the Heatburg, Judy Creek South and Camrose-Ryley coal fields in 2003, 2001 and 2000 respectively. Additional Camrose-Ryley resources were acquired as part of the Fording transaction in 2003. The Camrose-Ryley property is located 83 km southeast of Edmonton, Alberta, adjacent to the Beaverhill project. With the addition of coal leases previously held by Fording, plus the transfer of reserves from the Beaverhill project, Camrose-Ryley now has 335.4 million tonnes of measure resources, 49.8 million tonnes of indicated resources, and 57.8 million tonnes of inferred resources that are situated just south of the main Canadian National Railway line. The Judy Creek South property includes 126.4 million tonnes of indicated resources and 70.7 million tonnes of inferred resources adjacent to an existing transmission line that serves the oil sands projects near Fort McMurray, Alberta. The Heatburg project is centrally located in the province of Alberta, 35 km east of Red Deer, near Joffre. The property contains over 421 million tonnes of low ratio coal, of which 185.5 million tonnes are proven reserves. The coal reserves and resources in Canada are mostly held in fee simple. Certain of these properties also include rights to other minerals.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

                                  COAL RESERVES

      Our coal reserves are classified based upon the Geological Survey of Canada publication Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System for Canada", J.D. Hughes, L. Klatzel-Mudry and D.J. Nikol, 1989 (the "GSC Standards").

      Coal reserves are broadly defined as coal that can be economically mined using current technology and are further classified as proven or probable according to the degree of certainty of existence. Reserve estimates as set forth above were prepared internally by our professional engineers and geologists under the supervision of our Senior Vice President, Howard Ratti, P.Eng. Estimates are based on geological data derived from ongoing mining operations, drilling program and other geological examination. This information is combined with knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of overburden that can be moved to permit economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through processing plants and equipment and labor productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. These estimates are reviewed annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

      The classification and presentation of proven (measured) and probable (indicated) reserves conform to the requirements of the Canadian securities regulations as set out in National Instrument 43-101 (the "National Instrument").

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      The following table summarizes our coal reserves associated with operating mines and on development properties as of December 31, 2004:

                                                        SULFUR          CALORIFIC
                           PROVEN (1)  PROBABLE (2)  CONTENT % (3)  VALUE (KJ/KG) (4)
                           ---------   -----------   ------------   ------------------
                                              (millions of tonnes)
BITUMINOUS THERMAL
Coal Valley mine                 15.5           7.2           0.25             30,500
Obed Mountain mine                4.7             -           0.50             30,000
Telkwa                           30.6           3.1           0.97             33,000
SUBBITUMINOUS
Paintearth mine                  55.1             -           0.42             20,700
Sheerness mine                   64.1           7.1           0.50             20,000
Genesee mine (5)                 55.0          68.7           0.23             22,500
Sundance                         20.0             -           0.23             22,500
Heatburg                        185.5         235.8           0.39             21,500
Bow City                         92.2          73.6           0.61             23,300
Whitewood mine                   16.5             -           0.23             22,500
LIGNITE
Poplar River mine               140.0           8.1           0.60             14,300
Boundary Dam mine                83.6             -           0.55             16,600
Bienfait mine                    69.5             -           0.40             17,900
                           ----------  ------------

Total reserves                  832.3         403.6
                           ==========  ============

Notes:

(1) "Proven" means those reserves for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of the seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

(2) "Probable" means those reserves for which tonnage is computed partly from specific measurements, and partly from projections for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "proven". The confidence level for reported probable tonnage is between 80% and 90%.

(3) Estimated sulfur by weight, contract specification for bituminous coals and field average estimates for other coals.

(4) Approximate average calorific value, moist, ash free basis, air-dried bituminous coals, as received for other coals.

(5)   Reflects Luscar's 50% share.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      RECONCILIATION OF COAL RESERVES

      Our proven and probable coal reserves decreased from 1,270.4 million tonnes as at December 31, 2003 to 1,235.9 million tonnes as at December 31, 2004. Factors affecting the change in reserve volumes include 2004 production volumes, reclassification of reserves to resources and increases and reductions in reserves as a result of further exploration and pit redesign.

      The following table provides a reconciliation and explanation of the significant reserve changes:

                             RESERVES AS AT                                       RESERVES AS AT
                              DECEMBER 31,     PRODUCTION                          DECEMBER 31,
                                  2003           IN 2004          ADJUSTMENTS          2004
                             ---------------   ------------      --------------   ---------------
                                                   (millions of tonnes)
PROVEN
Coal Valley mine (1)                     5.4           (1.7)               11.8              15.5
Obed Mountain mine                       4.7              -                   -               4.7
Telkwa mine project                     30.6              -                   -              30.6
Paintearth mine (2)                     80.1           (2.9)              (22.1)             55.1
Sheerness mine                          67.7           (3.8)                0.2              64.1
Genesee (3)                             62.4           (2.1)               (5.3)             55.0
Whitewood (4)                              -              -                16.5              16.5
Bow City                                92.2              -                   -              92.2
Heatburg (7)                           185.5              -                   -             185.5
Sundance                                22.5           (2.5)                  -              20.0
Poplar River mine                      143.5           (3.5)                  -             140.0
Boundary Dam mine (5)                   93.3           (6.2)               (3.5)             83.6
Bienfait mine (6)                       73.4           (1.6)               (2.3)             69.5
PROBABLE
Coal Valley mine (1)                     9.8              -                (2.6)              7.2
Telkwa mine project                      3.1              -                   -               3.1
Sheerness mine                           7.3              -                (0.2)              7.1
Genesee (3)                             70.4              -                (1.7)             68.7
Bow City                                73.6              -                   -              73.6
Heatburg (7)                           235.8              -                   -             235.8
Poplar River mine                        9.1              -                (1.0)              8.1
                             ---------------   ------------      --------------   ---------------
TOTAL                                1,270.4          (24.3)(8)           (10.2)          1,235.9
                             ===============   ============      ==============   ===============

Notes:

(1) Coal Valley was re-evaluated by a third party consultant. A geological model was built using all available drill information. New pit designs, recoveries and economics were incorporated in the updated reserve calculations.

(2) A re-evaluation of the Paintearth mine, including the acquired Fording coal leases, was completed in 2004. This resulted in the downsizing of the overall combined reserve by 21.9 million tonnes.

(3) Reflects Luscar's share of the total reserve. The 2003 reserves were adjusted to account for a minimum coal thickness cutoff in the geological model.

(4) Section 19, Township 53, Range 4, West of the 4 Meridian, has now been included within the Whitewood mine license area. The coal rights belong exclusively to Luscar.

(5) The coal leases for the E1/2 of Section 1, Twp2, Rge 7, W of 2 lie outside the permit boundary. The 5.4 million tonnes of reserve included in these leases was discounted.

(6)   Bienfait mine includes 27.6 million tonnes from the Bienfait area, and
      41.9 million tonnes from the adjacent Pinto property.

(7) 210.6 million tonnes moved to resource -- based upon outdated feasibility study done by Fording. Current numbers reflect the volumes calculated in a new geological/economic model created by a third party consultant in 2004.

(8) Total production is not equal to Luscar coal production in 2004 of 38.2 million tonnes because some of Luscar's production comes from reserves that do not belong to Luscar.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

      POTASH RESERVES

      The reserve estimates set out below have been prepared by A. Dave Mackintosh, P. Geo. (of ADM Consulting) a member of the Saskatchewan Association of Professional Engineers and Geoscientists. A technical report prepared in accordance with the requirements of the National Instrument will be filed on SEDAR by Sherritt.

      The following table sets forth our proven and probable reserves of potash as at December 31, 2004.

                    POTASH RESERVES AS AT DECEMBER 31, 2004
                            (millions of tonnes) (1)

                                                    TOTAL RESERVES (4)
                                                      PROVEN/PROBABLE      GRADE (3)
                                                    ------------------     ---------
MINERALS
Potash (2)                                                         243         21-25%

Notes:

(1)   Reserves are reported exclusive of interests of third parties.

(2) Reserves are tonnage remaining after reductions for geologic features and excavation and mining losses. Potash reserves are in active mine permit areas operated by third parties.

(3) All grades are reported as a percentage (by weight) of material as a percentage of K2O (potassium oxide) equivalent.

(4)   Numbers have been rounded.

      REAL PROPERTY

      The following table lists significant mineral rights held by Luscar as at December 31, 2004, other than coal and potash described above.

                                                              FEE       CROWN LEASE    FREEHOLD
                                                             SIMPLE     AND LICENSE     LEASES     TOTAL
                                                           ---------    -----------   ----------  -------
MINERAL HOLDINGS (thousands of hectares)
Coal
     Alberta                                                   693.7           60.4          3.2    757.3
     Saskatchewan                                                3.5              -            -      3.5
Potash
     Saskatchewan                                                1.2              -            -      1.2
All Mines and Minerals
     Saskatchewan                                               55.0              -            -     55.0
All Mines and Minerals except Petroleum & Natural Gas
     Alberta                                                    13.9              -            -     13.9
     Saskatchewan                                                4.8              -            -      4.8
     Manitoba                                                    0.2              -            -      0.2
                                                           ---------    -----------  -----------  -------
TOTAL (1)                                                      772.3           60.4          3.2    835.9
                                                           =========    ===========  ===========  =======

Notes:

(1)   Numbers have been rounded.

                                                      Luscar Energy Partnership
                                                             2004 Annual Report

EXPLORATION AND DEVELOPMENT

      Luscar spent $1.5 million on exploration of active mine sites and near term development projects in 2004. No money was spent in 2004 on undeveloped coal resources. Development expenditures in 2004 included $0.7 million at the Coal Valley mine, $0.3 million at the Poplar River mine, $0.4 million at the Boundary Dam mine, and $0.1 million at other sites.

LAND TENURE

      Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. We gain access to the coal reserves through: (1) coal leases from provincial governments, referred to as Crown coal leases; (2) our freehold ownership of coal; (3) subleases from third parties who hold Crown coal leases or freehold rights; and (4) our mine-mouth contracts with customers who hold the rights and provide us the exclusive right to mine them. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

      ALBERTA

      Alberta Crown coal leases are granted, under the Mines & Minerals Act, for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare and there are no other expenditures required to maintain the leases. There is a renewal fee of $625 per lease every fifteen years. New Crown coal leases on lands in Category 4 of "A Coal Development Policy for Alberta, 1976" are made available to the public through a competitive bidding process. The bulk of our Alberta coal leases were acquired prior to the initiation of the bidding process.

      Subbituminous coal under Crown coal lease that is used in power generation in Alberta is subject to a flat royalty rate that is currently $0.55 per tonne. For bituminous coal, royalties are levied based on the mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of 1% of the mine-mouth value of marketable coal produced from the Crown coal leases per month. After the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and the cumulative return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13% of the net revenue earned from Crown leases for a calendar year. Coal sold from leased, third party freehold lands may also be subject to private royalties pursuant to agreements under which the rights have been acquired. No provincial royalties are payable on freehold coal.

      SASKATCHEWAN

      Saskatchewan Crown coal leases are granted under the Crown Minerals Act, and Coal Mining Disposition Regulations, 1988, for a term of 15 years and are renewable under effectively the same terms as Alberta Crown leases. Annual lease rental rates are $5.50 per hectare and there are no other expenditures required to maintain the leases. When a crown coal lease is renewed for a further fifteen year term, it is accompanied by a recording fee of $100. When a road allowance lease is renewed every fifteen years, it is accompanied by a recording fee of $30. Prior to obtaining a Crown coal lease in Saskatchewan, the applicant must first obtain a coal prospecting permit for coal exploration. The costs associated with a coal prospecting permit are a $100.00 application fee and $1.00 per hectare for the first year and $1.00 per hectare for each of two, six-month extensions allowed under the regulations. Upon expiry of the coal prospecting permit, the permittee must either apply for a Crown coal lease or cancel the permit. There is no competitive bidding process for Saskatchewan Crown coal rights.

      In Saskatchewan, the sale of coal from Crown leases is subject to payment of a Crown royalty in the amount of 15% of the average value of coal related to the lease, payable quarterly. In addition, there

                                                      Luscar Energy Partnership
                                                             2004 Annual Report
are two taxes levied against freehold coal rights. One is a freehold mineral tax of $3.71 per hectare, payable yearly. The other is the freehold royalty that amounts to approximately one-half of the Crown royalty rate. At the Bienfait mine, a rebate of up to 87.5% of Crown and freehold royalties is available when selling prices fall below a specified level. In 2004, the Bienfait mine was eligible for the maximum rebate.

      BRITISH COLUMBIA

      British Columbia Crown coal licenses and Crown coal leases are granted under the Coal Act. Crown coal licenses are granted for an indefinite term and the rental rates start at $7.00 per hectare, escalating to $10.00 per hectare after the first five years and continue to escalate by $5.00 per hectare every five years. There is presently no cap on the rental rates. Prior to obtaining a Crown coal lease, the licensee must first obtain a project approval certificate issued under the Environmental Assessment Act. Once a project approval certificate has been obtained, an application may be made for a coal lease. Crown coal leases have a term of 30 years but may be renewed for a subsequent period of 15 years. The average annual rental is currently $20.00 per hectare. There is no competitive bidding process for British Columbia Crown coal rights.

      In British Columbia, both Crown and freehold coal sales are subject to the payment of a two level mineral tax. The first level is 2% on revenue less operating costs (not including interest) with the next level being 13% on cumulative revenue minus operating costs, capital costs and the amount payable under the first level. Under the Mineral Land Tax Act, every owner of mineral land must pay to the Crown a yearly tax based on the number of hectares owned. This mineral land tax escalates on a graduated scale from $1.25 per hectare (20,235 hectares or less) to $4.94 per hectare (more than 404,686 hectares). The $1.25 per hectare charge applies to Luscar's freehold mineral interests held in British Columbia.

      MINE PERMITTING

      In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an Environmental Impact Assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. We must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input and, following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulator will either: approve the project, request modifications to the project and approve it as modified, or reject the project. Once approved the required permits are issued.

      If both the federal and provincial governments are involved, the application is subject to joint review. For a greenfields project the permitting process can take three to five years whereas for a mine extension two years is usually required as the EIA is not as detailed.

      We have the permits necessary to develop the Beaverhill mine project, included in our proven and probable reserves. We have not completed the permitting of the Telkwa mine project, which is also included in our proven and probable reserves. We have completed the environmental impact assessment for the Telkwa mine project but have decided not to submit the detailed application until we have identified a niche market for the coal. We are not aware of any matters that would hinder our ability to secure the permits for the Telkwa mine project.

      We acquired in October 2003, from SCAI, the Bow City Mine project for which Fording had commenced permitting activities. In January 2005, we released the required Public Disclosure Document

                                                      Luscar Energy Partnership
                                                             2004 Annual Report
and the Environmental Impact Assessment Report Proposed Terms of Reference to the regulatory agencies and the affected stakeholders. The project contemplates the construction of two 500 MW generating units within the station and the associated dragline mine development. We are not aware of any matters that would hinder our ability to secure the permits for the Bow City mine project.

                         ENVIRONMENT, HEALTH AND SAFETY

      GENERAL

      Our management committee has a mandate to review environmental, health and safety policies and programs, oversee our related performance and monitor current and future regulatory issues. We believe that we are in material compliance with all applicable environmental legislation.

      We have estimated our future liability for abandonment and site restoration and have been accruing for this liability in accordance with generally accepted accounting principles. In March 2003, the CICA issued new accounting rules dealing with these types of liabilities and called them asset retirement obligations. The new accounting pronouncements came into effect for Luscar in the fiscal year beginning on January 1, 2004. The provisions for asset retirement obligations for the year ended December 31, 2004 are set out in note 12 to the consolidated financial statements, which information is incorporated herein by reference.

      The coal mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including:

      -     employee health and safety;

      -     air quality;

      -     water quality and availability;

      - the protection and enhancement of the environment (including the protection of plants and wildlife);

      -     land-use zoning;

      -     development approvals;

      - the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

      -     the reclamation of mining properties after mining is completed.

      Mining operations are regulated primarily by provincial legislation, although we must also comply with applicable federal legislation and local by-laws. A breach of regulatory requirements may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on operations.

      Each of the provinces in which we operate has stringent environment, health and safety legislation and requirements. These laws require approval of many aspects of coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and obtaining land use and other permits, licenses and similar approvals from various governmental authorities, which may involve costly and time consuming environmental impact assessments. In addition, legislation requires that mined out sites be abandoned and reclaimed to the satisfaction of provincial authorities. We do not anticipate significant approval, issuance or renewal problems for required licenses and permits, but cannot give any assurance that its licenses and permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approvals will not adversely affect operations.

      PROVINCIAL ENVIRONMENTAL LEGISLATION

      Mining operations encompass the provinces of Alberta and Saskatchewan. In general, both provinces have similar environmental legislation. Both provinces have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive

                                                      Luscar Energy Partnership
                                                             2004 Annual Report
stakeholder consultation, including public advertising and input. Provincial jurisdiction extends from the opening of a mine to its operations and closure. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

      In Alberta, the Environmental Protection and Enhancement Act ("EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licenses for up to ten years are issued under the EPEA for virtually all aspects of mining operations. The Coal Conservation Act, which is administered by the Energy Utilities Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the Water Act.

      The Province of Alberta has recently passed the Climate Change and Emissions Management Act ("Bill 37"). When enacted, Bill 37 will provide the legislative framework to establish a system for management of greenhouse gases in the Province of Alberta. Bill 37 contemplates regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy. Bill 37 proposes sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output.

      With respect to the coal business, existing customers produce a significant amount of electricity for regions they serve, and it is expected they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants that we supply are required to reduce carbon dioxide emissions, our customers may reduce coal consumption, introduce new technology to reduce carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so, or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal will reduce our coal sales, and any restrictions on the burning of coal will negatively impact our revenue and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

      The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. This obligation for security is satisfied by way of letters of credit provided by Canadian banks. The Government of Alberta is contemplating a move to a "risk based" security model where the operators' assets to liability ratio will be used to determine the need for and amount of security.

      In Saskatchewan, environmental matters relating to mining operations are governed primarily by the Environmental Management and Protection Act (the "EMPA") and the Mineral Industry Environmental Protection Regulation made there under. Under the EMPA and its regulations, permits and approvals are required for any facility or operation that discharges a pollutant into the environment. Approvals, typically issued for a one-year term, are routinely renewed each year although there is no guarantee that this will not change. A development in Saskatchewan may be subject to review under Saskatchewan's Environmental Assessment Act. The Clean Air Act regulates air quality, including emissions into the atmosphere, while the Water Corporation Act regulates the use of water. The EMPA also regulates the decommissioning, abandonment and reclamation of a mine or operation. The Saskatchewan government is in the process of implementing a reclamation bonding system for coal mining. We have submitted a proposal to the Saskatchewan government with respect to the performance of future reclamation activities at our mines. The Saskatchewan government will determine if any letters of credit are required upon completion of the reclamation program.

      FEDERAL ENVIRONMENTAL LEGISLATION

      Coal mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the federal Fisheries Act for the

                                                      Luscar Energy Partnership
                                                             2004 Annual Report
construction of a project that may result in the harmful alteration of fish habitat or the Navigable Waters Protection Act if the water course is navigable by watercraft.

      Other federal legislation that we must comply with includes the federal Environmental Protection Act 1999, which generally regulates the use, importing, storage and interprovincial or international transport of certain restricted and prohibited substances.

      The federal Environmental Assessment Act ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include federally financed projects, projects requiring the disposition of federal lands and projects requiring prescribed federal regulatory actions, such as federal approvals. The CEAA may apply to some of our proposed projects, which, for example, may impact fish habitat or navigable waters.

      Although approvals under the federal Migratory Birds Convention Act are not required, penalties under this statute can be imposed if activities result in harm to migratory birds. New federal legislation relating to the protection of endangered species is pending which could impact on our ability to develop new mines, to mine in certain areas or could require added expenses to preserve or enhance habitat for endangered species.

      MUNICIPAL BY-LAWS

      We are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and nuisance situations, such as dust and weed controls.

      AIR QUALITY AND CLIMATE CHANGE

      The burning of coal results in the production of various combustion products including sulfur, nitrogen and carbon compounds. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by several countries. The Government of Canada ratified the Kyoto Protocol in December of 2002 and brought the Kyoto Protocol into force in April of 2005. The implications of this implementation are not fully understood by the Government of Canada or industry at this time and joint discussions continue.

      With respect to the coal business, existing customers produce a significant amount of electricity for regions they serve, and it is expected they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants that we supply are required to reduce carbon dioxide emissions, our customers may reduce coal consumption, introduce new technology to reduce carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so, or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal will reduce our coal sales, and any restrictions on the burning of coal will negatively impact our revenues and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      ENVIRONMENTAL MANAGEMENT AND COMPLIANCE

      We are committed to meeting our responsibilities to protect the environment wherever we operate and we anticipate making increased capital and other expenditures as a result of the increasingly stringent environmental protection legislation.

      We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

      We believe that we are in material compliance with all applicable environmental legislation. We endeavor to conduct mining operations in compliance with all applicable federal, provincial and local laws, including approvals obtained under those laws. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, and we have not incurred any violations that have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

      We believe that all approvals currently required to conduct our current mining operations have been obtained. We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing coal mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

      Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in our equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

      HEALTH AND SAFETY

      The provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. We have established a health and safety management program directed at the health and safety of our employees. This program consists of a policy, established best practices, regular audits, the integration of health and safety procedures with operating procedures, employee training and incident tracking and investigation. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations.

      ABORIGINAL RIGHTS

      Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

      In Alberta and Saskatchewan there are many treaties in place, and aboriginal rights and claims therefore have less impact on resource development since such claims are subject to the terms of those treaties.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      CANADIAN ELECTRIC UTILITY INDUSTRY

      The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. New legislation or regulations could be adopted that may have a significant impact on coal mining operations or the ability of coal customers to use coal. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of new coal mines or the operation of existing coal mines, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, we must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

                                 TAX REGULATION

      For the purpose of income tax treatment at the federal and provincial levels, LCL's income is largely treated as resource income, and as such has benefited from effective tax rates, which are lower than statutory tax rates. In the 2003 federal budget, the Minister of Finance announced changes in taxation for Canada's resource sector, including lower corporate tax rates, elimination of the resource allowance, and changes to the deductibility of provincial royalties. The changes enacted by the federal budget will be phased in over several years as follows:

                                                             2003       2004       2005       2006       2007
                                                           -------    -------    -------    -------    -------
Corporate income tax rate                                       27%        26%        25%        23%        21%
Corporate surtax                                              1.12%      1.12%      1.12%      1.12%      1.12%
Deductible percentage of existing 25% resource allowance        90%        75%        65%        35%         0%
Deductible percentage of royalties and mining taxes             10%        25%        35%        65%       100%

Capital tax rate                                             0.225%     0.200%     0.175%     0.125%    0.0625%
Capital deduction threshold ($ millions)                   $    10    $    50    $    50    $    50    $    50

      For Alberta corporate income tax purposes the 25% resource allowance will remain in place until December 31, 2006 and crown royalties remain non-deductible.

      The corporate structure of our owners and our subsidiaries is such that Luscar Ltd., LCL's main operating subsidiary, is tax efficient with respect to income taxes. We have based our income tax provisions upon current income tax legislation. At this time it is not possible to predict if or when, changes may be made, but there is potential for effective income tax rates to vary from those presently recorded in our accounts.

                                LEGAL PROCEEDINGS

      From time to time, we are involved in legal proceedings arising in the ordinary course of our business. Currently, there are no legal proceedings in which we are involved which are outside the ordinary course of business or that we would anticipate would result in a material adverse impact to us, our financial condition or our results of operations.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management's discussion and analysis should be read in conjunction with the section entitled "Risk Factors" and the audited financial statements and related notes that are included elsewhere in this annual report.

                                    OVERVIEW

      We are the largest coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal. We currently own and operate eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with an electric utility. Together, our mines produced more than 38 million tonnes of coal during 2004, making us one of the largest coal producers in North America. All of our coal production and coal reserves at our existing mines are less than one percent sulfur by weight on average, which is considered to be low-sulfur coal. Many utilities use low-sulfur coal to comply with environmental regulations for sulfur-dioxide emissions. We generate a substantial portion of our revenue from long-term contracts with ATCO, EPCOR, SaskPower and TransAlta, the major electricity generators in the provinces of Alberta and Saskatchewan. We supply these contracts from our mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

      We have proven and probable coal reserves in western Canada that we believe will last for many years based on current production from our owned mines. During 2003, we acquired the Prairie Assets, which included additional proven and probable coal reserves in Alberta. We maintain that the acquisition of the Prairie Assets has enhanced our position as a key supplier of energy in domestic markets. We believe that there will be an increase in demand for coal as a result of various factors, including a continued increase in the demand for electricity. We believe that utilities will build new coal-fired power plants and expand existing plants, and that industrial users will switch from natural gas to coal in response to the greater price stability and abundance of coal.

      We refer to our Boundary Dam, Paintearth, Poplar River, Sheerness and Genesee mines as mine-mouth operations because each is situated close to the coal-fired power plant that it supplies. The mine-mouth operations deliver coal pursuant to long-term coal supply contracts that expire from 2009 to 2026 and beyond. Pricing under mine-mouth contracts is adjusted annually based on cost indices that relate to our mine-site costs including labor, fuel, maintenance and other factors. These contracts provide for the pass through to the customer of royalties on coal production and property taxes. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts which the utilities are required to purchase as well as, in some cases, fixed monthly revenues that are unrelated to tonnes delivered and are to cover costs that we would incur whether or not we made coal deliveries. The power plants supplied by these mines provide a significant portion of electricity in Alberta and Saskatchewan. These factors result in stable domestic revenue despite any delivery variations that might occur.

      Our contract to mine coal at the Highvale mine expired at the end of 2002. TransAlta, the owner of the mine, awarded a new 5-year contract to Fording effective January 1, 2003. We did not incur any material costs in terminating our operations at Highvale since TransAlta reimbursed these costs in accordance with the mining contract. As a result of the acquisition of the Prairie Assets, we have reacquired this contract as well as the mining contract at the Whitewood mine. This contract with TransAlta will expire on December 31, 2007.

      Prior to the Fording transaction, our export revenue was derived from metallurgical and thermal coal sold to customers outside of Canada. Our continuing operations now include the two foothill mines, Coal Valley and Obed Mountain, which generate export thermal coal sales. We have long-term relationships with most of our export customers and our export sales are under contracts of one to five

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
years in duration, with prices being negotiated annually. Coal-fired electricity generation, primarily in the Pacific Rim, is the principal factor influencing demand for our thermal coal exports and the demand depends on global economic conditions. Resurgence of the Asian economies in 2000, combined with rising energy prices, led to an increase in demand and higher prices for export coals in 2001. However, in 2002 there was oversupply in the export thermal coal market, which resulted in intense competition amongst world suppliers and significant price decline. As a result, we decided in March, 2003 to suspend production indefinitely at the Obed Mountain mine. As well, late in 2002, we reduced production levels at Coal Valley to 1.2 million tonnes annually. In light of current market conditions, on January 5, 2005, Luscar announced the expansion of production from the Coal Valley mine to 4.0 million tonnes by 2006. The mine is scheduled to be at full capacity by the second quarter of 2006, and its production is slated for export markets.

      Cost of sales includes the costs related to mining and processing the coal, transportation, royalties and production taxes as well as land reclamation. The costs of mining vary from mine to mine based on the method of mining, which in turn is based on the mine's geology and topography. Our mining costs are lower at our prairie mines where geologic and topographic conditions are more favorable than at our foothill mines. As our mining operations progress further into our reserves, the ratio of overburden to coal tends to increase and our extraction costs increase. Although we believe our reserves are economically recoverable with our existing equipment, it is possible to offset the impact of higher mining ratios through investment in larger equipment, improvements in pit designs and other productivity improvements.

      We incur processing costs at our foothill mines, Coal Valley and Obed Mountain. Processing removes impurities from the coal prior to shipment to increase the coal's heat content or improve its coking characteristics, to meet customer specifications and to reduce shipping costs. This processing step is not needed at our mine-mouth operations. We also incur higher costs at our mountain operations to reclaim the lands we mine due to the contour of the land and the nature of the overburden material. Following the transaction with Fording, we no longer operate any metallurgical mines, but are still responsible for the reclamation of the Gregg River mine.

      We incur significant rail transportation and wharfage costs to deliver coal to our export customers. These costs will be significantly less going forward now that we have disposed of our metallurgical assets. In addition, most of the coal we produce is subject to royalties and production taxes that are payable to provincial governments and other mineral rights holders. At all of our mine-mouth and contract mining operations, the customers pay these royalties and production taxes directly or reimburse us.

      Generally, we depreciate long-term capital assets, including mining properties, facilities and major mining equipment, using the straight-line method over the remaining lives of our mines. Our on-going replacement capital is depreciated over its useful life, which generally ranges between five to ten years. We regularly review our capital assets for any permanent value impairment by comparing our future cash flows with our asset carrying values and, as a result of such reviews, we reduced the carrying value of certain mines in 2000 and 2002. No such reductions have been required in the past couple of years.

      CORPORATE STRUCTURE

      LEP is a general partnership formed on February 20, 2001 under the laws of Ontario, Canada. On that date LEP announced an offer to acquire all of the outstanding units and convertible debentures of LCIF. As a result of that offer, LEP acquired control of LCIF on May 11, 2001 and by June 30, 2001 had become the owner of 100% of the equity interests of LCIF, LCL and LL. As of May 11, 2001, LEP began accounting for both LCIF and LCL as wholly owned subsidiaries. As a result of the acquisition, LCL became a wholly owned subsidiary of LCIF. The sole purpose of LCIF is to invest in LCL. LEP receives all of LCIF's distributable cash as well as all interest LCIF pays on its convertible debentures. Any taxable income generated by LEP is taxed in the hands of its partners.

      LEP and LCIF have no independent operations or assets and LL, LCL's direct subsidiary, is the only entity in our corporate structure that has operations. Generally accepted accounting principles do not

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
permit LEP to consolidate its financial statements with the financial statements of LCIF and LCL prior to May 11, 2001. Included in the prior year annual report were financial statements of LEP and LCL. Previously, LEP's SEC reporting had included LCL's financial statements based on a commitment to include LCL financial statements until LEP's consolidated statements included three years of results of LCL's operations. The results of LEP, as presented in this document, include the results of LCL for the three full years of 2002, 2003 and 2004. We prepare audited financial statements for LEP, which contain condensed consolidating information for LCIF, LCL and LL.

      As a result of the transfer of LCL's metallurgical coal assets to Fording and the acquisition of the Prairie Assets, substantially all of our continuing operations consist of thermal coal sales to domestic customers, principally to mine-mouth power generators in western Canada. Accordingly, we no longer provide separate information on our domestic and export operations. Instead, we are providing separate information where necessary for our metallurgical coal operations, which we have now disposed of, and for our continuing thermal coal operations. This information will provide a better understanding of our on-going business. Prior period information has been restated to conform to this basis of presentation.

                             KEY PERFORMANCE DRIVERS

      In order to measure performance compared to world leading mining practices, we have implemented the following key performance indicators:

DRIVER                                                 MEASURE                        2004 OBJECTIVE
------                           --------------------------------------------------   --------------
SAFETY                           Total recordable incidents                           Less than 1.0
                                 Lost time incidents                                        0.0

EQUIPMENT EFFICIENCY             BCMs per BCM of bucket capacity                      295 K BCM/BCM

EQUIPMENT MAINTENANCE            % World class maintenance                                   90%
                                 %  Manhours on planned jobs                                 85%
                                 %  Compliance to preventative maintenance schedule          95%

RECLAMATION                      Year end leveling backlog (HA)                           2,452
                                 Year end coversoil backlog (HA)                          3,515

CASH FROM OPERATING ACTIVITIES   Cash from operating activities                          $112.8
($ MILLIONS)

      SAFETY

      An important part of our efficiency and effectiveness initiatives launched in the spring of 2003 is the ongoing improvement in safety performance. We have achieved significant improvements in our safety record over the last year. By way of example, during 2004, we went 1.5 million man-hours (176 days) without a safety incident. We have shown that an excellent safety record can be maintained over the long term. Our Paintearth mine is the current holder of the prestigious John T. Ryan Safety Trophy awarded by the Canadian Institute of Mining, Metallurgy and Petroleum for outstanding performance in safety. The Genesee and Sheerness mines are previous holders of the award. The Genesee and Paintearth mines have operated since inception, 16 and 10 years respectively, without a lost time safety incident. The Total Recordable Injury ("TRI") index in 2004 was 0.38, down from the same period in 2003 when the TRI was 1.00. Year to date Lost Time Incidents ("LTI") in 2004 was 0.32, down from the same period in 2003 when the LTI was 0.44.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      EQUIPMENT EFFICIENCY

      We operate 22 draglines and are the second largest dragline operator worldwide. Dragline operation is critical to overall productivity and continued to be a key focus in 2004. In 2004, dragline productivity reached 295 thousand BCMs per BCM of bucket capacity, a 22% improvement since the introduction of efficiency measures in May 2003.

      During 2004, we installed productivity monitoring equipment systems on 10 draglines.

      EQUIPMENT MAINTENANCE

      The maintenance initiative focuses on reducing the level of costly unscheduled maintenance and reviewing the application of Reliability Centered Maintenance ("RCM") to critical dragline components. The 2004 target was to increase the level of manpower devoted to planned jobs to 85% and increase the level of compliance with planned maintenance schedules to 95%. The application of RCM to increase productivity and reduce operating costs continues to be pursued with RCM analysis on 80% of critical components of major production equipment to be completed by the end of 2005 with implementation of the results to be completed in 2006.

      The mining support equipment partnership arrangement with Finning and Kramer was finalized in the second quarter of 2004. The 5-year plan contemplates significant recapitalization of the support equipment fleet commencing in 2004 with 30 new units scheduled to be operational in 2004. Under the partnership arrangement, lower pricing, lower component rebuild and parts costs, lower service costs and lower operating costs will be achieved.

      Performance of the support equipment fleets will be further enhanced by the use of condition based monitoring and productivity systems, which will be an integral part of the new equipment fleet. A task force is currently examining the infrastructure required to establish communication data links between the equipment, other parts of the mine site, corporate office and the JD Edwards system. Once this information is more widely available it will allow equipment fleets to be managed more efficiently.

      RECLAMATION

      During 2004, we retired 968 hectares of leveling and 587 hectares of topsoiling, including amounts associated with the Luscar mine. An agreement was reached between Luscar, Consol Energy Inc. and the Elk Valley Coal Corporation which transferred responsibility for all remaining reclamation at the Luscar mine to Elk Valley Coal. Completion of this agreement positively impacted the amount of lands reclaimed. The reclamation backlog targets for 2004 were exceeded. The leveling backlog was reduced to 2,373 hectares, ahead of the target of 2,452 hectares. The coversoil backlog was reduced to 3,367 hectares, ahead of the target of 3,515 hectares.

      CASH FROM OPERATING ACTIVITIES

      We exceeded the 2004 target of $112.8 million by $8.3 million for the year ended December 31, 2004.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                              RESULTS OF OPERATIONS

      SELECTED ANNUAL INFORMATION

      The following table presents a summary of LEP's consolidated operating results for each of the most recent three years ended December 31, 2002 to December 31, 2004. In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations, which came into effect for Luscar in the fiscal year beginning on January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For information on the cumulative impact of the new accounting standard as it pertains to LEP, see note 3 of LEP's consolidated financial statements included later in this document.

                                                 YEAR ENDED DECEMBER 31,
                                           ----------------------------------
                                              2004        2003        2002
                                           ----------  ----------  ----------
                                                (in thousands of dollars)
Revenue from continuing operations         $  500,803  $  376,060  $  443,067
Net earnings from continuing operations        62,545      94,890      25,971
Net earnings                                   68,008     114,020      29,015

Total assets                                1,494,714   1,571,927   1,567,540
Long-term debt                             $  362,895  $  412,276  $  509,617

DISC OPS AMOUNT:                                5,463      19,130       3,044
CHECK:                                          5,463      19,130       3,044

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003 (MILLIONS OF DOLLARS)

                   2004        2003
                 --------    --------
Revenue          $  500.8    $  376.1
Cost of Sales    $  350.4    $  268.9

      Revenue. LEP's revenue from continuing operations in 2004 increased to $500.8 million from $376.1 million in 2003, or 33%. This increase was due primarily to the inclusion of a full year of results from the Prairie Assets in 2004 compared to 2003 when their results were only included in LEP results subsequent to October 17, 2003. Additionally, revenues at the Coal Valley mine increased significantly in 2004 as production was increased in response to the strong export market for coal. The increase at Coal Valley was mostly offset by the decrease in revenues at Obed Mountain mine where operations were suspended in 2003. Revenues at the mine mouth operations remained quite consistent compared with the results of 2003.

      Cost of sales. LEP's cost of sales increased during 2004 to $350.4 million from $268.9 million in 2003, or 30%. The increase in costs is mostly attributed to the inclusion of cost of sales from the operations of the Prairie Assets for the full year in 2004 compared to the smaller period of October 17, 2003 through December 31, 2003 for the prior year. This was combined with an increase in production at Coal Valley in 2004 that caused an increase to cost of sales and then was offset by the decrease in cost of sales at Obed where operations were suspended. Inventory levels in 2004 were not significantly different than 2003 levels as coal inventory at the mine sites and ports decreased from the previous year by $2.5 million.

      Production of thermal coal during 2004 was 38.2 million tonnes compared with 23.2 million tonnes in 2003. This increase was due almost entirely to the production at the Prairie Asset mine sites acquired from SCAI and the increases and decreases in production at Coal Valley and Obed as mentioned above.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

AVERAGE PRICES AND COSTS PER TONNE

                                           YEAR ENDED
                                          DECEMBER 31,
                                        2004        2003
                                      --------    --------
(in Canadian dollars per tonne)

Realized price                        $  13.00    $  15.83
Cost of sales                             9.09       11.32
                                      --------    --------
                                      $   3.91    $   4.51

      For the year ended December 31, 2004, the average realized price for coal sales was lower than the prior year due to the inclusion for a full year of lower priced contract mining revenue from the Highvale and Whitewood mines. This was partially offset by higher export thermal shipments and the inclusion of royalty revenue from the Prairie Assets for a full year in 2004.

      Average cost of sales per tonne for the year ended December 31, 2004 was lower than the prior year because of the inclusion of lower-cost contract mining in the sales from the Highvale and Whitewood mines, which was partially offset by higher shipments and higher unit production costs at the export thermal coal operations.

                                        2004     2003
                                        ----     ----
Selling, general and administrative     18.1     24.3

      Selling, general and administrative expenses. LEP's selling, general and administrative expenses in 2004 decreased to $18.1 million from $24.3 million in 2003, or 25%. In April 2003, following the transfer of our metallurgical coal assets, we took a number of significant actions to enhance the profitability our thermal coal business. We announced a series of organizational changes which resulted in the reduction of 110 full time and contract employees at our Edmonton office and some of our mine sites. The cost of these reductions was recorded in the second quarter of 2003. No such expenses were required in 2004.

                                  2004      2003
                                  -----     ----
Depreciation and amortization     113.1     96.4

      Depreciation and amortization. LEP's depreciation and amortization expense in 2004 increased to $113.1 million from $96.4 million in 2003, or 17%. Depreciation expense increased because of the impact of the acquisition of the Prairie Assets by LEP in October 2003. Additionally, as a result of the implementation of the asset retirement obligations accounting rules in 2004, an increase in depreciation and amortization occurred. Amortization of asset retirement obligation assets in 2004 was $11.3 million higher in 2004 than in the retroactively restated figures of 2003. Concurrent with the implementation of the asset retirement obligations accounting rules, LEP undertook a comprehensive review of the estimated useful lives of capital assets and as a result depreciation in the 2004 calendar year decreased by $10.6 million.

                                          2004     2003
                                          ----     ----
Asset retirement obligation accretion      7.1      6.9

      Asset retirement obligations accretion. As a result of the implementation of the asset retirement obligations accounting rules in 2004, LEP now records accretion expense on the asset retirement obligations on the income statement. In 2004, LEP's accretion expense was $7.1 million and in the restated figures for 2003 it was $6.9 million.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                     2004     2003
                     ----     ----
Interest expense     45.3     46.5

      Interest expense. During 2004, interest expense at LEP was $45.3 million compared with $46.5 million in 2003, a decrease of $1.2 million. Interest expense at LEP comprises interest paid to the Senior Note holders and other third parties. Interest on the Senior Notes decreased by $2.5 million to $34.8 million in 2004 from $37.3 million in 2003 due to gains in the Canadian dollar that decreased the amount owed in US dollars. The interest on the promissory notes decreased comparatively by $2.1 million in 2004 due to the repayment of one of the notes in May 2003. These decreases were partially offset by an increase in capital lease interest of $0.7 million and an increase in interest and renewal fees paid on reclamation security of $1.7 million. Additionally in 2004, interest income on financial instruments and other investments was much less than in 2003, which created an increase in net interest expense of $1.8 million.

                                      2004     2003
                                      ----     ----
Foreign currency translation gain     23.6     79.4

      Foreign currency translation gain. Foreign currency translation gains pand losses reflect fluctuations in the Canadian dollar against the US dollar and primarily relate to our US$275 million Senior Notes, but also to US dollar cash balances and US dollar denominated working capital. The foreign currency translation gain of $23.6 million in 2004 compared to a $79.4 million gain in 2003 is largely due to the impact on the Senior Notes of the changes in the value of the Canadian dollar, which strengthened significantly in 2003 and to a lesser extent in 2004.

                 2004     2003
                 ----     ----
Other income     52.7     21.1

      Other income. Other income at LEP in 2004 increased to $52.7 million from $21.1 million in 2003. In December 2004, our second and final promissory note worth $89.3 million was repaid. Under the terms of the coal supply agreement, the $39.4 million excess of the principal amounts over the sinking fund balance was recovered from our customer and included in other income in the fourth quarter of 2004. During May 2003, a promissory note for $45.0 million was repaid for a gain of $21.4 million that was included in other income in the second quarter of 2003.

      Additionally, LEP recorded a gain on the settlement of asset retirement obligations in 2004 that was greater than the gain in 2003 by $7.5 million and a gain on the disposal of capital assets that was $3.6 million greater than 2003. LEP also received a one-time insurance premium refund in the second quarter of 2004 for $2.7 million as a result of improved safety performance. These gains were partially offset by $6.0 million in distributions from the FCCT that were received in 2003 but not in 2004.

                        2004     2003
                        ----     ----
Income tax recovery     19.4     61.2

      Income tax recovery. LEP's income tax recovery in 2004 decreased to $19.4 million from $61.2 million in 2003, or 68%. Our provision for income tax includes current taxes and future income taxes. Tax expenses and recoveries at LEP are primarily non-cash.

      An income tax recovery of $19.4 million on earnings from continuing operations before tax of $43.1 million was recorded for the year ended December 31, 2004. We recorded an income tax recovery of $61.2 million on earnings from continuing operations of $33.7 million last year as a result of a substantially-enacted federal income tax rate change for resource companies and a decrease in future income taxes that arose as a result of the acquisition of the Prairie Assets as explained below.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      Following the acquisition of the Prairie Assets in 2003, which are primarily situated in Alberta, our effective tax rate has decreased resulting in a decrease in our future income taxes. Previously, our operations generated a greater proportion of taxable income from Saskatchewan, a higher tax-rate jurisdiction. Capital taxes are based on net capital employed in the business at year-end, which has increased due to the acquisition of the Prairie Assets.

                                          2004     2003
                                          ----     ----
Earnings from discontinued operations      5.5     19.1

      Discontinued operations. The results of the discontinued operations (the metallurgical coal assets transferred to Fording on February 28, 2003) comprise earnings of $5.5 million in 2004 compared to earnings of $19.1 million in 2003. The 2004 results from discontinued operations are due exclusively to gains recorded in 2004 as a result of the June 2004 settlement agreement for the settlement of issues such as working capital adjustments, obligations for reclamation activities, severance liabilities and other payments made under the agreement. The 2003 earnings reflect earnings of $1.3 million from the metallurgical operations of the first two months of the 2003 calendar year and a gain of $17.8 million, net of taxes of $6.3 million, on the disposal.

                 2004     2003
                 ----     -----
Net earnings     68.0     114.0

      Net earnings. LEP's net earnings of $68.0 million in 2004 are a significant decrease when compared to the net earnings of $114.0 million in 2003. This represents a decrease of $46.0 million or 40%. The decrease in earnings is due to the factors discussed above with the most significant being the decrease in foreign currency gain of $55.8 million.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002 (MILLIONS OF DOLLARS)

              2003         2002
            --------     --------
Revenue     $  376.1     $  443.1

      Revenue. LEP's revenue from continuing operations in 2003 decreased to $376.1 million from $443.1 million in 2002, or 15%. This decrease was due to the loss of revenue from the Highvale contract that was in existence through all of 2002 until it expired on December 31, 2002, and then only since October 17, 2003 when we acquired the Prairie Assets by acquiring the shares of SCAI resulting in a net decrease in revenue of $47.0 million in 2003 compared to 2002. Additionally, the decrease can be attributed to lower revenue of $46.8 million from our Coal Valley and Obed Mountain mines, which were affected by oversupply in export thermal coal markets. This was partially offset by additional revenue from the new Prairie Assets and increased mine-mouth revenue. In addition, mine-mouth revenue increased as a recovery of a $7.3 million Boundary Dam crown royalty reassessment was recorded in the first quarter of 2003.

                  2003      2002
                  -----     -----
Cost of sales     268.9     317.1

      Cost of sales. LEP's cost of sales decreased during 2003 to $268.9 million from $317.1 million in 2002, or 15%. The reduction in cost was attributed to inclusion of cost of sales from the operation at Highvale for the period of October 17, 2003 through December 31, 2003, compared to a full year of operations in 2002 which resulted in a decrease in cost of sales of $44.4 million in 2003 compared to 2002. This was combined with fewer export thermal coal shipments during 2003 which resulted in lower cost of sales of $32.0 million in 2003 compared to 2002. Partially offsetting the lower costs was the reduction of the carrying value of export thermal inventories by $8.4 million during the year to reflect lower estimated net realizable value as a result of the weak export markets as well as the strength of the Canadian dollar.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

2003 cost of sales were also impacted by the $7.3 million Crown royalty charge at the Boundary Dam mine and severance costs of $5.0 million related to the reduction of 110 employees associated with the decision to suspend operations at the Obed Mountain mine along with additional costs from the new Prairie Assets and increased mine-mouth costs.

      Production of thermal coal during 2003 was 23.2 million tonnes compared with 33.8 million tonnes in 2002.

                                        2003     2002
                                        ----     ----
Selling, general and administrative     24.3     13.1

      Selling, general and administrative expenses. LEP's selling, general and administrative expenses in 2003 increased to $24.3 million from $13.1 million in 2002, or 85%. In April 2003, following the transfer of our metallurgical coal assets, we took a number of significant actions to enhance the profitability our thermal coal business. We announced a series of organizational changes which resulted in the reduction of 110 full time and contract employees at our Edmonton office and some of our mine sites. The cost of these staff reductions was $10.0 million and was recorded in the second quarter of 2003.

                                  2003     2002
                                  ----     ----
Depreciation and amortization     96.4     94.7

      Depreciation and amortization. LEP's depreciation and amortization expense in 2003 increased to $96.4 million from $94.7 million in 2002, or 2%. Depreciation expense increased because of the impact of the acquisition of the Prairie Assets and the transfer of the metallurgical assets in 2003.

                                           2003     2002
                                           ----     ----
Asset retirement obligations accretion      6.9      6.3

      Asset retirement obligations accretion. As a result of the implementation of the asset retirement obligations accounting rules in 2004, LEP now records accretion expense on the asset retirement obligations on the income statement. In restated figures for 2003, LEP's accretion expense was $6.9 million and in the restated figures for 2002 it was $6.3 million.

                     2003     2002
                     ----     ----
Interest expense     46.5     52.7

      Interest expense. During 2003, interest expense at LEP was $46.5 million compared with $52.7 million in 2002. Interest expense comprises interest paid to the Senior Note holders and other third parties. Interest on the Senior Notes decreased to $37.3 million in 2003 from $42.1 million in 2002 due to gains in the Canadian dollar that decreased the amount owed in US dollars. Interest on our promissory notes decreased comparatively by $2.3 million in 2003 due to the repayment of one of the notes in May 2003. In 2002, interest expense was reduced by a $1.8 million recovery related to income tax reassessments.

                                      2003     2002
                                      ----     ----
Foreign currency translation gain     79.4      4.0

      Foreign currency translation gain. Foreign currency translation gains and losses reflect fluctuations in the Canadian dollar against the US dollar and primarily relate to our US$275 million Senior Notes, but also to US dollar cash balances and US dollar denominated working capital. The foreign currency translation gain of $79.4 million in 2003 compared to a $4.0 million gain in 2002 is largely due to the impact on the Senior Notes of a significantly stronger Canadian dollar.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                 2003     2002
                 ----     ----
Other income     21.1     10.0

      Other income. Other income at LEP in 2003 increased to $21.1 million from $10.0 million in 2002. During May 2003, a promissory note for $45.0 million was repaid. Under the terms of a coal supply agreement, the $21.4 million excess of the principal amounts over the sinking fund balance was recovered from our customer and included in other income in the second quarter of 2003. $6.0 million in distributions from the FCCT were also received in 2003. This is partially offset by the gain of $10.1 million on a legal settlement related to a coal conveyor that was booked in 2002.

                        2003     2002
                        ----     ----
Income tax recovery     61.2     52.9

      Income tax recovery. LEP's income tax recovery in 2003 increased to $61.2 million from $52.9 million in 2002, or 16%. Our provision for income tax includes current taxes and future income taxes.

      Of the $61.2 million recovered in 2003, $58.1 million of future taxes recoverable is attributable to the enactment of Canadian taxation legislation that affects resource sector taxation. Resource company income tax rates are being reduced from 28% to 21% over a period of 5 years. In addition, a federal income tax provision disallowing the deduction of provincial crown royalties will be eliminated and actual provincial crown royalties will become deductible for federal income tax purposes. The net impact of the changes is expected to be a reduction in federal income tax rates.

      Following the acquisition of the Prairie Assets, which are primarily situated in Alberta, our effective tax rate has decreased resulting in a decrease in our future income taxes. Previously, our operations generated a greater proportion of taxable income from Saskatchewan, a higher tax-rate jurisdiction. Capital taxes are based on net capital employed in the business at year-end, which has increased due to the acquisition of the Prairie Assets. For the year, capital taxes were $3.4 million compared to 2002 of $2.4 million.

                                          2003     2002
                                          ----     ----
Earnings from discontinued operations     19.1     3.0

      Discontinued operations. The results of the discontinued operations (the metallurgical coal assets transferred to Fording on February 28, 2003) comprise earnings of $19.1 million in 2003 compared to earnings of $3.0 million in 2002. The 2003 earnings reflect earnings of $1.3 million from the operations of the first two months of the 2003 calendar year and a gain of $17.8 million, net of taxes of $6.3 million and selling expenses of $0.7 million, on the disposal.

                 2003      2002
                 -----     ----
Net earnings     114.0     29.0

      Net earnings. LEP's net earnings of $114.0 million in 2003 are a significant increase when compared to the net earnings of $29.0 million in 2002. There was a significant increase in earnings due to the factors discussed above with the most significant being the increase in foreign currency gain of $75.4 million.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      SUMMARY OF QUARTERLY RESULTS

      The following table presents a summary of LEP's consolidated operating results for each of the most recent eight quarters up to and including the quarter ended December 31, 2004. In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations, which came into effect for Luscar in the fiscal year beginning on January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For information on the cumulative impact of the new accounting standard as it pertains to LEP, see note 3 of LEP's consolidated financial statements included later in this document.

                           DEC.         SEPT.        JUNE         MARCH        DEC.        SEPT.        JUNE       MARCH
                           2004         2004         2004         2004         2003        2003         2003       2003
                        ----------   ----------   ----------   ----------   ----------   ---------   ---------   ---------
                                                         (in thousands of Canadian dollars)
Revenue from
continuing operations   $  130,854   $  120,484   $  122,979   $  126,486   $  113,937   $  87,150   $  84,785   $  90,188
Earnings (loss) from
continuing operations   $   41,415   $   16,251   $   (5,646)  $   10,525   $    6,788   $  (3,444)  $  87,781   $   3,765
Net earnings (loss)     $   44,909   $   16,167   $   (3,593)  $   10,525   $    6,788   $  (3,444)  $  87,781   $  22,895


      The analysis of financial results for the most recent eight quarters is generally consistent with the consolidated financial results and summary of annual information presented above.

      In general, the quarterly results fluctuate from the annual results due to the impact of fluctuating export thermal coal prices, sales volumes and foreign exchange gains and losses. In December 2004, a promissory note was retired resulting in a gain recorded in other income of $39.4 million. In addition, a promissory note was retired in the June 2003 quarter resulting in other income of $21.4 million. A gain on the sale of the metallurgical assets, net of tax, of $17.8 million was recorded in the March 2003 quarter as earnings from discontinued operations. Further details in respect of historical quarterly results can be found in LEP's quarterly reports, the Form 6-K, filed on EDGAR.

      LIQUIDITY AND CAPITAL RESOURCES

      Net cash provided from operating activities for LEP was $121.1 million in 2004 compared to $91.0 million in 2003, an increase of $30.1 million or 33%. During 2004, net earnings were significantly less than in 2003; however this difference was mostly eliminated after factoring in the non-cash gains on foreign currency. In 2004, non-cash future income tax recoveries decreased by $34.7 million, creating an increase in cash from operating activities in 2004. As well in 2004, depreciation and amortization expense was $15.8 million higher than in 2003, creating an increase in cash from operating activities in 2004. Additionally in 2004, the gain on disposal of capital assets did not include the $17.8 million non-cash gain on the disposal of the metallurgical assets that was included in net earnings in 2003. However in 2004, LEP recorded a $6.0 million non-cash gain on the Fording settlement and the gain on asset retirement obligations increased by $7.5 million over the prior year. The change in non-cash working capital balance decreased from $46.3 million in 2003 to $16.3 million in 2004. In 2004, this balance reflects a decrease of $9.9 million in accounts receivable and an increase in trade accounts payable and accrued charges of $6.0 million. In 2003, this figure reflected a large decrease in inventories and overburden removal costs due to the transfer of the metallurgical assets.

      LEP's cash invested in working capital can fluctuate from period to period. Because we have relatively few customers to whom we ship large quantities of coal, our accounts receivable and coal inventories often vary significantly from one period to the next, depending on the timing of shipments. Following the divestiture of our metallurgical coal assets, which occurred on February 28, 2003, fluctuations in accounts receivable and inventory levels have been smaller as our business is now comprised of predominantly mine-mouth operations. We also expect our accounts payable balances to fluctuate depending on the timing of payrolls and of equipment purchases.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      LEP incurs capital expenditures to replace existing equipment that has served its useful life, to develop new mining areas at existing mines, to expand production capacity and to effect productivity improvements. LEP's capital expenditures were $16.3 million in 2004, compared to $25.0 million in 2003. In 2004, spending was primarily to maintain and upgrade mine operations, and was lower than last year when capital expenditures also included costs to expand the Char facility. The expansion of the Char facility was completed during the first quarter of 2004.

      As part of a plan to reduce maintenance costs and increase equipment utilization, we signed a long-term mine support equipment agreement with Finning and Kramer, which involves the leasing of new mobile support equipment. During 2004, we entered into capital leases for new equipment totaling $23.8 million. These were reported as additions to capital assets and long-term debt. We also entered into $21.0 million of operating leases for mine support equipment and $2.1 million for an office lease during the year.

      After considering the acquisition of the Prairie Assets by acquiring the shares of SCAI, we expect that, for the foreseeable future, LEP's annual replacement capital requirement will be between approximately $25 million to $40 million. We fund our capital requirements from cash provided by operating activities and expect that cash generation in the future will be sufficient to meet these needs.

      Capital expenditures are expected to be approximately $47.9 million in 2005. Additionally, we expect to acquire equipment worth approximately $25.2 million through capital leases. We also expect to acquire approximately $31.6 million in assets under operating leases. As of December 31, 2004, our outstanding capital commitments were not significant and were incurred in the ordinary course of business.

      LEP's investing activities used cash of $13.7 million in 2004 compared with $398.9 million in 2003. The significant decrease is due to the acquisition of the Prairie Assets in 2003 that was primarily funded by acquiring the shares of SCAI which included a $70.0 million cash payment by LEP and an additional $298.6 million used to acquire the promissory notes due from LCL.

      During 2004, LEP's financing activities used cash of $111.2 million. This balance includes $65.0 million of distributions to the partners and net debt repayments of $46.2 million primarily due to the maturity of the SaskPower 9.625% promissory note in December 2004. During 2003, our financing activities generated cash of $257.6 million made up mostly of a $298.6 million equity contribution from the partners used to acquire the promissory note due from LCL as well as the acquisition of the $12.0 million credit facility and partially offset by distributions to the partners of $27.0 million and net debt repayments of $24.0 million.

      Effective February 4, 2004 LL signed a Senior Credit Facility with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115.0 million. This facility replaces LCL's $100.0 million senior credit agreement and SCAI's $15.0 million credit facility that was due to expire on February 29, 2004. Terms of the new Senior Credit Facility are substantially the same as the terms of the facilities that were replaced. This senior credit agreement has since been renewed on January 31, 2005. Please see "Item 10 - Additional Information - Material Contracts" for more detail about the terms of our indebtedness.

      The Senior Credit Facility requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31, 2004, we were in compliance with the ratio covenants as well as all other covenants under the Senior Credit Facility.

      On December 30, 2004, the 9.625% promissory note with a Crown corporation for $89.3 million matured and was paid. Under the terms of the coal supply agreement, the $39.4 million excess of the principal amount over the sinking fund balance was recovered from our customer and included in other

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
income in the fourth quarter of 2004. Now that this promissory note has been repaid, revenues under the Poplar River coal supply agreement will decrease by approximately $8.6 million per annum, offsetting the elimination of interest costs under the promissory note.

      On May 18, 2003, the 12.75% promissory note with a Crown corporation for $45.0 million matured and was paid resulting in the $21.4 million excess of the principal amount over the sinking fund balance being recorded as a gain in other income in the second quarter of 2003.

      LEP's long-term debt of $362.9 million has declined by $49.4 million since December 31, 2003 due primarily to the repayment of the 9.625% promissory note. The decrease was also influenced by the carrying value of the Senior Notes that fluctuate with the exchange rates and was partially offset by the $19.8 million increase in capital lease obligations as a result of the number of capital leases entered into in 2004. The carrying value of the Senior Notes of $331.0 million reflects current foreign exchange rates as at December 31, 2004. On December 31, 2003, the Senior Notes had a carrying value of $355.4 million. The Senior Notes are not due until October 15, 2011 and the annual servicing costs will be funded from operating cash flows. We believe that our current operations will support the retirement or refinancing of the Senior Notes at maturity.

      Our owners had the ability, up until October 15, 2004, under the trust indenture governing the Senior Notes to contribute equity to LEP and use the proceeds to call up to 35% of the Senior Notes currently outstanding at a price of US$109.75. Our owners' decided not to exercise that option. After October 15, 2006, the trust indenture governing the Senior Notes allows the Issuer to redeem all or part of the notes at a price of US$104.875 with prior notice of not less than 30 or more than 60 days. Our owners are evaluating their options and will notify us if they decide to proceed with calling the notes after October 15, 2006.

      To optimize the corporate tax structure, LCL's operating subsidiary, LL, has two intercompany subordinated notes outstanding which are held by LCIF, a $350 million aggregate principal amount of 12.5% subordinated notes due 2026 and a $293 million aggregate principal amount of 7.5% subordinated notes due 2027. LL and LCIF each guarantee LCL's obligations under the Senior Notes, therefore the LL subordinated notes are subordinated to the guarantees of the Senior Notes. Going forward, the LL subordinated notes will remain outstanding and the interest payments received by LCIF will be distributed to LEP.

      We believe that LEP's cash flow from operations, together with available borrowings under the new credit facility, will be sufficient to fund our operations and commitments for the foreseeable future. However, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to service our indebtedness, including the Senior Notes, or to fund our other liquidity needs.

      EMPLOYEE TERMINATIONS

      As of December 31, 2004 a severance of provision of $0.4 million relating to ten employees existed. 2004 severance payments of $1.4 million related to corporate organization changes and the suspension of operations at the Obed mine, which were accrued in 2003. During 2004, the remaining severance provision of $2.7 million at Luscar mine was reversed under the metallurgical coal agreement as production started at the Cheviot mine. The remaining severance provision of $0.4 million relates to employees at the Gregg River and Obed mines. The provision related to the Gregg River mine was paid during the first quarter of 2005 and the remaining balance at the Obed mine is expected to be paid within the next two years.

      Severance costs were reported in operating costs, selling, general and administrative expenses and discontinued operations.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                             ADDITIONAL DISCLOSURES

      The discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For discussion of the differences between Canadian GAAP and U.S. GAAP, see note 22 of the LEP audited consolidated financial statements included under elsewhere in this annual report.

      CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements requires us to estimate the effect of various matters that are inherently uncertain as of the date of the interim financial statements. Each of these required estimates varies in regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period, and would materially impact our financial condition, changes in financial condition or results of operations. Our significant accounting policies are discussed in Note 2 of the LEP audited consolidated financial statements. Critical estimates inherent in these accounting policies are discussed in the following paragraphs.

Inventories

      Coal inventories are valued at the lower of average production cost and net realizable value. Net realizable value is based on trends in coal prices at the end of the period. The process of estimating inventory quantity is complex; requiring significant assumptions, estimates and decisions regarding engineering, geophysical and geological data. A revision or change to any of these inputs could result in an impairment of the carrying amount of our inventories and reduction in net earnings for the period. For example, a 1% change in the quantity of inventories would result in a $0.2 million impact on net earnings.

      Mine supplies are recorded at the lower of average cost and replacement cost.

Capital assets

      Capital assets comprise the largest component of our assets and as such the capitalization of costs, the determination of estimated recoverable amounts and the amortization of these assets have a significant effect on our financial statements. Proven and probable reserves are determined based on professional evaluations provided by internal or external qualified persons. The estimate of these reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include results from the reconciliation of actual production data against the original reserve estimates, or the impact of economic factors such as changes in the price of coal or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of amortization of the related assets or could result in impairment of the assets resulting in a write down.

      In the first quarter of 2004, LEP undertook a comprehensive review of the estimated useful lives of capital assets. As a result of this review the depreciation and amortization of capital assets was reduced and this change decreased depreciation and amortization by an estimated $10.6 million for the year ended December 31, 2004.

Accounts and loans receivable

      Eight of our mines derive substantially all of their revenue from single customers or groups of affiliated customers. The loss of one or more of these customers could potentially result in the closure of the respective mine, the loss of the mining contract or, in some cases, the sale of the mine to the customer.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      Management reviews the collectibility of accounts receivable on a regular basis and records an allowance for doubtful accounts if necessary. No allowance for doubtful accounts has been recorded at the end of the current year. Significant deterioration in any of the above noted factors could materially change this estimate.

Asset impairment

      We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. A long-lived asset is considered to be impaired if the total undiscounted estimated future cash flows are less than the carrying value of the asset. The amount of the impairment is determined based on discounted estimated future cash flows. Future cash flows are determined based on management's estimates of future results relating to the long-lived assets. These estimates include various assumptions, which are updated on a regular basis as part of the internal planning process.

      We regularly review our investments to determine whether a permanent decline in the fair value below the carrying value has occurred. In determining whether a permanent decline has occurred, management considers a number of factors that would be indicative of a permanent decline including (i) a prolonged decrease in the fair value below the carrying value, (ii) severe or continued losses in the investment and (iii) various other factors such as liquidity which may be indicative of a decline in value of the investment. The consideration of these factors requires management to make assumptions and estimates about future financial results of the investment. These assumptions and estimates are updated by management on a regular basis.

Asset retirement obligations

      Government regulations require the removal or remediation of the effects of our mining activities on the environment at our current and former mine sites by reclaiming all disturbed lands and dismantling and removing production facilities. We have estimated these asset retirement obligations, which we believe will meet current regulatory requirements. However this process requires us to make several estimates and judgments with respect to activities that will occur many years into the future. Because these obligations are partly dependent on the laws of Canada and its provinces, amendments to the law may alter our obligations.

      These future obligations are estimated by management using mine closure plans and other similar studies which outline the requirements that will need to be completed to meet the obligations. We record these asset retirement obligations in our consolidated financial statements by discounting the present value of estimated cash flows. In making this calculation of estimated cash flows, numerous assumptions are made around the timing of reclamation activities, equipment costs and productivity rates, inflation factors, credit adjusted discount rates and demolition costs. Additionally, accounting requirements require the calculation of the asset retirement obligations to use fair value estimates of the associated costs which also requires the use of some assumptions by management. A change in any of these assumptions could impact the asset retirement obligations as well as, consequently, our capital assets and our net income.

      It is difficult to determine the impact of changes in any of our assumptions. As a result, we have not provided a sensitivity analysis of the impact a change in our assumptions would have on our financial results. The assumptions used in the calculation of our asset retirement obligations are reviewed by management annually and revised for changes in estimates, assumptions and regulatory requirements. We believe, therefore, that our current assumptions are reasonable.

Income taxes

      The determination of our ability to utilize tax loss carry forwards to offset future income taxes payable requires management to exercise judgment and make certain assumptions about our future

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
performance. Changes in economic conditions and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Post employment benefits

      Our post-retirement benefits include defined benefit and defined contribution plans. Defined contribution plans are post-employment benefit plans under which we pay fixed contributions into a fund and have no obligation to make any further contributions. No reserve is booked for such plans.

      The determination of the cost and obligations associated with defined benefit plans requires the use of various assumptions. We retain independent actuarial experts to prepare the calculations and to advise on the selection of assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, and the expected rate of future compensation. These assumptions are re-evaluated each year, and variations between actual results and the results based on the assumptions for any period will affect reported amounts in future periods.

      The discount rate used to determine the accrued benefit obligation is an interest rate based on high quality corporate bonds with cash flows that match expected payments or an interest rate inherent in the amount at which the accrued benefit obligation could be settled. The discount rate used to calculate our projected benefit obligation with respect to defined benefit plans was 6.25% in 2003 and 2004, a decrease from 7.00% in 2002.

      Expected returns on assets are determined using the expected rate of return on plan assets and the value of plan assets. The fair value of the plan assets is equal to the market value on that date. The long-term rate of return on plan assets assumption is based on a mix of historical market returns from debt and equity securities. In 2004, the expected return of plan assets was 7.00%. This rate is a reflection of our assets allocation: in 2004, 67% of plan assets were invested in equities; 29% of plan assets were invested in debt securities with the remainder of plan assets invested in cash and other securities.

      Actuarial gains and losses arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on assets on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses that exceed 10% of the higher of the projected benefit obligation and the fair value of the plan, are amortized over the expected remaining service periods of active plan participants. The average remaining service period of active employees covered by our pension plans range from 13 to 22 years.

      Our net pension plan cost was $7.5 million in 2004. Pension expense includes the net of our best estimate of the cost of benefits provided, interest cost of projected benefits, return on plan assets, amortization of experience gains or losses and plan amendments, and changes in the valuation allowance.

      RECENTLY ISSUED ACCOUNTING STANDARDS

      Several new accounting pronouncements have been issued by the Canadian Institute of Chartered Accountants ("CICA") as well as the Financial Accounting Standards Board ("FASB") in the United States. For further discussion on these recently issued accounting standards and their impact on our financial statements, see notes 3 and 22 of the LEP audited consolidated financial statements.

      The highlights of the impact of the new pronouncements are as follows.

Asset Retirement Obligations

      In March 2003, the CICA issued Section 3110, "Asset Retirement Obligations". These new accounting rules came into effect for fiscal years beginning on or after January 1, 2004 for LEP. This

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated.

      These rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves.

      As required by the CICA, this policy was implemented by LEP on January 1, 2004, on a retroactive basis. The impact of the adoption of this accounting policy on prior year amounts is disclosed in note 3 of the LEP audited consolidated financial statements. The Canadian pronouncement is very similar to the Statement No. 143 ("SFAS 143") that was issued in June 2001 by the FASB and adopted by LEP on January 1, 2003 for US GAAP. The differences that have arisen due to the timing differences in adoption dates are summarized in note 22 of the LEP audited consolidated financial statements.

Consolidation of Variable Interest Entities

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a foreign private issuer, and based on our interpretation of the revised transition guidance, we are required to adopt the guidance in FIN 46(R) for the current period ending December 31, 2004. We have thoroughly assessed the implications of this standard and have concluded that its adoption does not have an impact on the LEP financial statements.

      In June 2003, the CICA issued a comparable pronouncement, Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 is effective for reporting periods beginning on or after November 1, 2004 and will be adopted by Luscar for the quarter ended March 31, 2005. LEP management has concluded that the adoption of the Canadian guideline will, similar to the adoption of FIN 46R in the current financial statements, have no impact on the LEP financial statements.

Generally Accepted Accounting Principles

      CICA Handbook Section 1100, "Generally Accepted Accounting Principles", was issued in October 2003, and was effective for LEP for the fiscal year beginning January 1, 2004. The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of this section did not have a material impact on the financial statements.

General Standards of Financial Statement Presentation

      In July 2003, the CICA issued Section 1400, "General Standards of Financial Statement Presentation", which was effective for LEP for the fiscal year beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand LEP's financial statements. This standard is reflected in the LEP consolidated financial statements.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

Revenue Recognition

      In December 2003, the CICA issued EIC Abstract 141, "Revenue Recognition" ("EIC 141"), that incorporates the principles and summarizes the guidance in the SEC's Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). The abstract also provides interpretative guidance on the application of CICA Handbook Section 3400, "Revenue". This abstract has been applied prospectively commencing January 1, 2004.

      In December 2003, the SEC issued Staff Accounting Bulletin 104, "Revenue Recognition" ("SAB 104"). SAB 104 revises or rescinds certain guidance included in previously issued staff accounting bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations relating to revenue recognition. This bulletin was effective immediately upon issuance. Our revenue recognition policies comply with EIC 141, SAB 101, and SAB 104 therefore the adoption of these new pronouncements had no impact on our financial statements.

Impairment and Disposal of Long Lived Assets and Discontinued Operations

      In 2002, the CICA issued Section 3063, "Impairment of Long-lived Assets" and Section 3475, "Disposal of Long Lived Assets and Discontinued Operations" to harmonize with the FASB's Statement of Financial Accounting Standard No. 144.
Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 applies to disposal activities initiated by an enterprise's commitment on or after May 1, 2003 and establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. There were no significant impairment losses recorded in respect of long-lived assets and discontinued operations in the year.

Hedging Relationships

      In 2003, the CICA issued Accounting Guideline 13, "Hedging Relationships", ("AcG-13") which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. AcG-13 is applicable to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. The implementation of this guideline in 2004 did not materially change the accounting policies in use and as a result, it did not have an impact on the financial statements. Emerging Issues Committee ("EIC") Abstract 128, "Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments", requires most freestanding derivative financial instruments that do not qualify for hedge accounting under Accounting Guideline 13, to be recognized in the balance sheet at fair value. The adoption of this abstract had no impact on the financial statements.

Interim Financial Statements

      Effective June 30, 2004, the CICA revised Section 1751, "Interim Financial Statements", which requires certain disclosures in interim financial statements of benefit costs as determined by Section 3461, Employee Future Benefits. These disclosures were provided by LEP in our interim quarterly filings beginning in the Form 6-K for the six months ended June 30, 2004.

Employee Future Benefits Disclosures

      In December 2003, the FASB issued SFAS No. 132-R, "Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106", a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132-R"), to include increased disclosure as to the plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 remain in effect until the provisions

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
of this Statement are adopted, with SFAS 132-R becoming effective for fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans, and future benefit payments, which was effective for fiscal years ending after June 15, 2004. We chose to early adopt the disclosure requirements from SFAS 132-R and, beginning in the year ended December 31, 2003, all the disclosure requirements have been made in our financial statements.

Accounting for Stripping Costs Incurred during Production in the Mining Industry

      During 2004, deliberations began on EITF 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method.

      A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP.

      In March 2005, the EITF reached a consensus on this issue and concluded that stripping costs incurred after production has commenced are a component of inventory cost subject to the provisions of American Institute of Certified Public Accountants Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing." Based upon this consensus, these stripping costs should be considered costs of inventory under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. We are currently evaluating the impact of EITF 04-6 on our financial statements, but we do not believe that the conclusions reached on this issue will impact our current treatment of stripping costs.

Accounting Changes and Error Corrections

      In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements--An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005, and is therefore required to be adopted by LEP for the year beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 154 will have on our consolidated financial statements, under US GAAP, but do not expect it to have a material impact.

Other Anticipated Accounting Policy Changes

      Other accounting standards already issued by the CICA and the FASB, which are expected to take effect in 2005, are not anticipated to have a significant impact on our financial statements.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

      The following table presents a summary of our long-term debt and other commitments including payment due date for each of the next five fiscal years and thereafter:

                                                       LESS THAN      2 TO 3       4 TO 5     MORE THAN
                                             TOTAL       1 YEAR        YEARS        YEARS      5 YEARS
                                           ---------   ----------   ----------   ----------   ----------
                                                        (IN MILLIONS OF CANADIAN DOLLARS)
Long-term debt (excluding capital lease,
 pension, and other obligations)           $   556.8   $     32.3   $     64.5   $     64.5   $    395.5
Obligations under capital leases                32.4          8.1         13.7         10.6            -
Operating leases                                19.3          4.6          8.6          6.1            -
Pension funding                                 13.7          2.5          5.4          5.8            -
Asset retirement obligations
(undiscounted cash flow)                       148.0         13.4         13.9         19.3        101.4
Pension deficit obligation                       3.1          1.0          2.1            -            -
Purchase commitments                             3.8          3.8            -            -            -
                                           ---------   ----------   ----------   ----------   ----------
                                           $   777.1   $     65.7   $    108.2   $    106.3   $    496.9
                                           =========   ==========   ==========   ==========   ==========

Long-term Debt

      Long-term debt includes US$275 million of unsecured Senior Notes issued by LCL on October 10, 2001, bearing interest at 9.75% per annum, repayable on October 15, 2011. Payment obligations are not discounted and include related interest.

Obligations under Capital Lease

      Obligations under capital leases on specific mining equipment bear interest at rates ranging from 4.6% to 6.6%, with a weighted average interest rate of 5.2%. These capital leases mature between 2005 and 2009 and are repayable by blended monthly payments of principal and interest. Payment obligations are not discounted and include related interest.

Operating Leases

      We have long-term operating leases for buildings, vehicles and equipment.

Pension Funding

      Pension funding amounts represent our anticipated contributions to defined benefit pension plans over the next 5 years. The net expense relating to our obligations for pensions and post-retirement benefits was $6.0 million for the year ended December 31, 2004.

Asset Retirement Obligations

      Asset retirement obligations payments have not been discounted.

Pension Deficit Obligation

      The pension deficit obligation relates primarily to obligations under the Line Creek defined benefit pension plans, which were under funded at the date of sale from LCL to Fording Canadian Coal Trust. Following the completion of an actuarial valuation, the total obligation was determined to be $5.2 million.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1.0 million were paid during the second quarter of 2004 after the finalization of the actuarial valuation. Payment obligations are not discounted and include related interest.

Purchase Commitments

      As at December 31, 2004, we are committed to the acquisition under capital lease of equipment worth $3.8 million. The equipment arrived in January 2005 and the option to cancel had expired in November 2004.

                         OFF BALANCE SHEET ARRANGEMENTS

Financial Instruments

      As at December 31, 2004 (and December 31, 2003), LEP had no outstanding foreign exchange or commodity options, futures or forward contracts. We have the ability to address our price-related exposures through the limited use of options, futures and forward contracts, but generally do not enter into such arrangements.

      As at December 31, 2004, LEP had no fixed price commodity purchase arrangements outstanding. At the end of the prior year, LEP had outstanding fixed price commodity purchase arrangements representing a total commitment of $2.8 million that were fulfilled in 2004.

      Most sales to the export market are transacted in US dollars and therefore are sensitive to foreign exchange exposure when commitments to deliver coal are quoted in a foreign currency. Derivative financial instruments are not used to reduce LEP's exposure to fluctuations in foreign exchange rates.

Guarantees

      During 2003, we adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantee contracts are disclosed within the notes to the LEP consolidated financial statements.

      In conjunction with the disposition of the metallurgical coal assets (as described in note 5 of our consolidated financial statements), LEP retained certain liabilities in respect of the metallurgical coal assets. These included:

      - Asset retirement obligations for certain closed mines and previously mined areas. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. These liabilities were settled in 2004 as a result of the June 18, 2004 settlement agreement. As part of the settlement, the Corporation was required to pay $1.6 million to completely settle this matter.

      - Severance liabilities for employees in anticipation of the permanent shutdown of the Luscar mine in combination with a decision not to proceed with the Cheviot project. These extend to February 2005, up to a maximum of approximately $2.2 million. In the fourth quarter of 2004, the Corporation's residual liability was removed reflecting the commencement of production from the Cheviot lands during this period and LEP has no further obligation with respect to this matter.

      - Employment liabilities for former employees arising from operations prior to the transfer and severance obligations for other former employees not hired by the purchaser, for which no liability has been recorded by LEP.

      - General indemnities were given for negligence and claims arising prior to the transfer. In addition, indemnities were provided to the purchaser and a joint venture partner in respect of a transfer of a portion of the metallurgical coal assets between entities controlled by LCL

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
            immediately preceding the closing of the Fording Arrangement. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

      In connection with a borrowing facility, we have provided an indemnity in respect of transactions related to the extension of credit and environmental indemnities in respect of our properties to the lender. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

      As a result of the Manalta Coal acquisition in 1998, Luscar assumed an indemnity agreement for a subsidiary of Manalta called Chinook Coals that was the grantor of an indemnity agreement on a land sale to Sarcee Holdings. The agreement stipulates that Chinook Coals will assume any responsibility or liability for the mine shaft and mine site that is underneath the land that was sold; as well as indemnifying Sarcee Holdings for any current or future claims that could arise - effectively the buyer is fully released from any responsibility therefore. This agreement is valid and enforceable until 2086. No amounts have been accrued with respect to these indemnities.

      An environmental indemnity was included as part of the asset sales agreement, when we sold the Specialty Products division in September 2003. We, as the vendor, have indemnified the purchaser of (and from) any and all damages, losses, obligations and liabilities which may be suffered or incurred as a result of any environmental contamination or condition that existed prior to the closing date of the sale. This indemnity exists regardless of whether the condition was known to the parties at the time of agreement or not. An environmental site assessment was completed prior to the sale in order to provide a base line of environmental conditions in order to provide some clarity and support for the indemnity. No amounts have been accrued with respect to these indemnities.

      The impact of each of the indemnities listed above is dependent on future events that cannot be determined making it difficult to quantify the maximum liability.

                                     OUTLOOK

      We are the largest coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal. We own eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with an electric utility. Together, the mines that we operate produce approximately 38.5 million tonnes of coal, making us one of the largest coal producers in North America.

      A significant portion of our earnings from continuing operations are derived from thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada, and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. The remaining earnings from continuing operations is derived from export sales, contract mining at the Highvale and Whitewood mines, sales of coal to Canadian utilities delivered by rail, and sales of thermal coal and char to industrial customers.

      Thermal coal production, a record 38.2 million tonnes in 2004, is expected to increase to 40 million tonnes in 2005 as a result of expansions at the Coal Valley and Genesee mines. The 450 megawatts of new capacity at the Genesee power plant, which was commissioned in early 2005, will require approximately 1.2 million additional tonnes of coal in 2005. During the fourth quarter, we approved the expansion of the Coal Valley mine to 4.0 million tonnes per year, doubling its thermal coal production capacity. The mine is scheduled to be at full capacity by the second quarter of 2006. The $75.3 million project involves doubling the coal wash plant capacity and adding additional mining equipment. The expansion at Coal Valley is expected to produce an additional 1.0 million tonnes in 2005 and a further 1.0 million tonnes in 2006.

      Our program to implement world best mining practices, which is designed to exploit the similarities of each of our mining operations and enhance overall efficiencies, is expected to result in

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
reduced operating costs, enhanced productivity, increased profitability and cash flow in 2005 and subsequent years.

      Capital expenditures are expected to be approximately $47.9 million in 2005. In addition, equipment worth approximately $25.2 million is expected to be acquired through capital leases. We also expect to acquire approximately $31.6 million in assets under operating leases.

      As part of the thermal asset acquisition in 2003, we acquired the mineral rights near Bow City, Alberta along with engineering and environmental studies. The project contemplates the construction of two 500 MW generating units within the station and the associated dragline mine development. We are moving the project forward towards regulatory approval. In order to facilitate the potential submission of an application to provincial regulatory authorities in the spring of 2006, forecast spending in 2005 and 2006 is expected to be approximately $7.0 million. The field work is progressing and is expected to be completed in 2005.

      We have embarked on an applied research project to develop the process technology required to beneficiate and gasify our coal. Alberta Energy Research Institute is providing a portion of the funding for the project.

      Cash flow from operations is expected to be sufficient to meet our existing and ongoing contractual obligations and commitments.

      Readers may access other information about LEP and its subsidiaries, including previous annual and quarterly filings, as well as other disclosure documents, reports, statements or other information that LEP files with the U.S. Securities and Exchange Commission through EDGAR at www.sec.gov/edgar or at our web site at www.luscar.com. We are not incorporating the information on our web site into this annual report and our web site should not be considered part of this annual report.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      On February 11, 2005 we announced the appointment of Patrice Merrin Best as our President and CEO, succeeding Dennis Maschmeyer who stepped down on December 31, 2004, having reached retirement age. Howard Ratti, Senior Vice-President, and Garnet Clark, Vice-President and Chief Financial Officer of LCL assumed the same positions at LEP as well.

      We also made changes to our four-member management committee. Jowdat Waheed, previously LEP's Senior Vice President and Chief Financial Officer, assumed the position of Chairman. Also included on the Committee is Brian J. Gibson, Senior Vice-President, Active Equities, Teachers along with Samuel W. Ingram, Senior Vice-President, General Counsel and Corporate Secretary and Guy
I. Bentinck, Senior Vice-President, Finance and Chief Financial Officer, both of Sherritt. Concurrent with these changes, Brian J. Gibson and Guy I. Bentinck were appointed as members of our audit committee.

               EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE OF LEP

      The following table sets forth information concerning the executive officers and management committee of LCL's ultimate parent, LEP. The management committee consists of four members. Under the terms of the partnership agreement, three of the members (Messrs. Waheed, Ingram, and Bentinck) are appointed by Sherritt and one member (Mr. Gibson) is appointed by Teachers. Additionally, decisions of the management committee are made by majority action that must include, in every case, the approval of the Teachers appointee. Members of the management committee and audit committee do not receive fees for their service as members. Officers serve at the discretion of the management committee.

       NAME           AGE                             POSITION
-------------------   ---   --------------------------------------------------------------
Jowdat Waheed         42    Chairman and Management Committee Member
Brian Gibson          49    Management Committee Member and Audit Committee Member
Samuel Ingram, Q.C.   60    Senior Vice President, General Counsel and Corporate Secretary
                            and Management Committee Member
Guy Bentinck          38    Management Committee Member and Audit Committee Member
Patrice Merrin Best   56    President and Chief Executive Officer
Howard Ratti          50    Senior Vice President
Garnet Clark          44    Vice President, Finance and Chief Financial Officer
Deanna Horton         49    Vice President, Investor Relations and Corporate Affairs
Abe Rubinfeld         52    Assistant Secretary
Dave Randhawa         40    Corporate Controller

      The following sets forth certain information relating to the principle occupations of the members of the management committee and audit committee as well as the officers of LEP, for the past five years.

      Mr. Waheed was appointed President and Chief Executive Officer and a director of Sherritt as of January 2005. From March 2004 until December 2004, he served as Executive Vice President and Chief Operating Officer as well as Chief Financial Officer until May 2004. In May 2000, Mr. Waheed was appointed Senior Vice President and Chief Financial Officer of Sherritt. In 2001, Mr. Waheed became a director of LCL, a trustee of LCIF, a member of the LEP management committee and Senior Vice President and chief financial officer of LEP. In 2005, Mr. Waheed was appointed Chairman of LEP and LCL.

      Mr. Gibson has served as Senior Vice President, Active Equities, of Teachers since June 2000. Prior to that, he served as Vice President, active equities. Mr. Gibson first served as a management committee member from 2001 to 2003 and was reappointed again in 2004. Mr. Gibson was also appointed to the audit committee of LEP in 2004.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      Mr. Ingram has served as Senior Vice President, General Counsel and Corporate Secretary of Sherritt since 1995. He was appointed Vice President, General Counsel and Corporate Secretary of LCL in 2003. In 2005, Mr. Ingram was appointed a member of the management committee of LEP. In 2001, Mr. Ingram was elected as a director of LCL and appointed as a trustee, secretary of LCIF and Senior Vice President, General Counsel and Corporate Secretary of LEP.

      Mr. Bentinck has served as Senior Vice President and Chief Financial Officer of Sherritt since May 2004. Prior to that, he served as Vice President, Finance of Sherritt from May 2003 to May 2004 and prior to that, Controller of Sherritt. Mr. Bentinck was appointed a member of the management committee of LEP and a member of the audit committee of LEP in 2005.

      Ms. Merrin Best was appointed President and Chief Executive Officer of LEP and LCL in February 2005. Previously she served as Executive Vice President of LCL from March 2004. Prior thereto, Ms. Merrin Best served as Executive Vice President and Chief Operating Officer of Sherritt from 1999 until March 2004. In 2001, Ms. Merrin Best was elected as a director of LCL.

      Mr. Ratti was appointed Senior Vice President of LEP in February 2005 and Senior Vice President of LCL in March 2004. Mr. Ratti served as Vice President, Operations of LCL from 2003 until March 2004. Mr. Ratti served as Vice President, Mountain mines and Engineering from 2001 until 2003 and prior thereto he held the position of Vice President and General Manager, Engineering and Operations of Luscar Ltd.

      Mr. Clark was appointed Vice President, Finance and Chief Financial Officer of LEP in February 2005. He was appointed Vice President, Finance and Chief Financial Officer of LCL in 2003. Prior to that, Mr. Clark served as Chief Financial Officer of Sherritt's oil and gas division from 2001 to 2003 and served as Chief Financial Officer of Sherritt's metals joint venture from 1994 to 2000.

      Ms. Horton has served as Vice President, Investor Relations and Corporate Affairs for Sherritt since September 2004 and was appointed Vice President, Investor Relations and Corporate Affairs of LEP in February 2005. Prior to September 2004, Ms. Horton served as Minister and Deputy head of mission and as Minister-counselor (economic) at the Canadian embassy in Tokyo.

      Mr. Rubinfeld was appointed Assistant Secretary of LEP in February 2005. He has served as Senior Corporate Counsel of Sherritt since 1999.

      Mr. Randhawa was appointed Controller of LEP in February 2005 and prior to that he served as Controller of LCL since 2002. Prior to that, Mr. Randhawa served as Controller of Sherritt's metals joint venture.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

         CASH COMPENSATION OF EXECUTIVE OFFICERS, DIRECTORS AND TRUSTEES

      LEP paid the following amounts as cash compensation, including benefits, to our four executive officers during the year ended December 31, 2004. This table includes compensation paid to our former executive officers. We paid no compensation to the members of LEP's management committee or LCL's board of directors.

                        TRUSTEES
                           AND
                        DIRECTORS  SALARIES (1)     TOTAL
                        ---------  ------------  -----------
Executive officers      $       -  $  1,656,167  $ 1,656,167
Trustees and Directors          -             -            -
                        ---------  ------------  -----------
Total                   $       -  $  1,656,167  $ 1,656,167
                        ---------  ------------  -----------

Note:
(1) Includes salaries, cash bonuses, perquisite allowances and taxable benefits paid to executive officers.

      During 2004, we provided $166,343 for pension, retirement or other similar benefits for our executive officers.

                          EMPLOYEES AND LABOR RELATIONS

      As of December 31, 2004, we had 1,657 employees, of which approximately 73% were employed under collective bargaining agreements with unions that represent the hourly workers at all of our mining operations except at the Genesee and Obed Mountain mines.

      We believe that our relationships with our employees and our unions are positive. The following is a summary of the collective bargaining agreements for the mines we operated during 2004:

                                                                           CONTRACT     CONTRACT       UNIONIZED
                                              UNION                         EXPIRY        TERM        EMPLOYEES (1)
---------------------------  ------------------------------------------  -----------  -------------  ---------------
Boundary Dam / Bienfait      United Mine Workers of America Local 7606    30-Jun-06       3 years           310
Poplar River - Hourly        International Brotherhood of Electrical
                             Workers Local 2067                           30-Nov-07       3 years           139
Poplar River - Office Staff  Communications, Energy and Paperworkers
                             Union of Canada Local 649                    31-Mar-08       3 years             3
Paintearth / Sheerness       International Union of Operating Engineers
                             Local 955                                    31-Mar-06       3 years           151
Highvale                     United Steelworkers of America Local 1595    31-Mar-09       5 years           362
Coal Valley                  International Union of Operating Engineers
                             Local 955                                    28-Feb-09       5 years           176
Gregg River                  International Union of Operating Engineers
                             Local 955                                    30-Apr-05        1 year             7
Whitewood                    United Steelworkers of America Local 1595    30-Sep-05      46 months           68

Note:
(1) As at December 31, 2004.

      During 2004, we successfully renewed three collective bargaining agreements, covering our hourly employees at the Coal Valley, Gregg River and Highvale mines. The Gregg River contract expired on April 30, 2005, and was not renewed as final reclamation activities at the mine were substantially completed. In addition, in 2005, we have successfully renewed the collective bargaining agreement with the Communications, Energy and Paperworkers unionized employees at the Poplar River mine.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                              PARTNERSHIP STRUCTURE

      Luscar Energy Partnership is a general partnership under the laws of the Province of Ontario, Canada, of which the partners are special purpose, wholly-owned subsidiaries of Sherritt and Teachers. Each of the two partners holds a 50% economic interest in Luscar Energy Partnership.

      Sherritt is a publicly traded company incorporated under the laws of New Brunswick, Canada. Its executive offices are located in Toronto, and its common shares are traded on the Toronto Stock Exchange. Sherritt's authorized share capital consists of an unlimited number of common shares. As at December 31, 2004, there were 131,381,776 common shares outstanding. To the knowledge of Sherritt, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the securities of Sherritt.

      Sherritt, with assets of over $2.6 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and a power generation business, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in soybean-based food processing, agriculture and tourism businesses in Cuba.

      Teachers is a corporation without share capital, established by the Teachers' Pension Act of Ontario. It administers the pension plan for approximately 158,000 current teachers and 97,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2004 exceeding $84 billion.

                           RELATED PARTY TRANSACTIONS

      PARTNERSHIP AGREEMENT

      Luscar Energy Holdings Ltd., a wholly owned subsidiary of Sherritt, and OTPPB SCP Inc., an indirectly held wholly owned subsidiary of Teachers, are parties to the LEP partnership agreement under which they hold 50% interests in LEP. LEP is a general partnership governed by the laws of Ontario. Under the terms of the partnership agreement, a management committee manages LEP. Sherritt appoints three members to the management committee and Teachers appoints one member. Decisions of the management committee are made by majority action that must include, in every case, the approval of the Teachers appointee.

      The partners have the right to sell their interest in LEP subject to the requirement that they first offer that interest to the other party. After February 20, 2003, either partner has the right to make an offer to the other partner to buy or sell its interest. The partner receiving the offer will then have to buy the other partner's interest or sell its interests to the other partner, in each case at the price specified by the partner initiating the transaction. The partnership agreement will terminate on December 31, 2011 (unless otherwise extended by the partners) upon the occurrence of specified events, a change of control of Sherritt or upon the election of a partner if the other partner proposes to sell its interest to a third party. Upon termination, the partnership will be either liquidated or its assets and liabilities will be divided pro rata between the partners.

      ADMINISTRATION AGREEMENT

      LEP and Sherritt are parties to an administration agreement under which LEP appointed Sherritt to be LEP's exclusive manager for a period ending December 31, 2011, unless earlier terminated. The administration agreement delegated to Sherritt responsibility for LEP's day-to-day administration, except that such delegation will not reduce or derogate from the authority of the management committee of LEP.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

Sherritt must be specifically authorized by LEP to enter into any agreements or arrangements purporting to bind LEP. LEP will pay Sherritt an administration fee equal to Sherritt's reasonable direct costs and expenses plus 10%. LEP may terminate the agreement on six months notice to Sherritt, or 30 days notice in the event of a default, breach, misrepresentation or liquidation by or of Sherritt.

      RECLAMATION SECURITY SUPPORT AGREEMENT

      Sherritt and Teachers are parties to an agreement with LCL for a senior unsecured credit facility. This facility is available in respect of certain mine reclamation security obligations and will be joint and several obligations of Teachers and Sherritt. At LCL's request, Sherritt and Teachers will post or cause to be posted on our behalf the security required or, alternatively, will advance sufficient funds to us to permit us to post the required security as cash collateral. The facility is a two-year revolving credit facility, renewable for additional one-year periods at our option. The facility has been extended to October 10, 2005. The amount available under the facility is $50.0 million. Amounts outstanding under the facility bear interest at rates tied to short-term market interest rates in Canada and our ratio of debt to operating earnings before interest, taxes, depreciation and amortization. We paid to Sherritt and Teachers a commitment fee at the closing of the offering of the Senior Notes and we will pay them a standby fee thereafter.

      This facility is unsecured and ranks pari passu with the obligations under the Senior Notes. LCL is the borrower under this facility. It is guaranteed by the same entities that are guaranteeing the Senior Notes. The facility contains typical affirmative and negative covenants, financial covenants and events of default for a facility of this nature, which will in any event be no more restrictive than the covenants and events of default applicable to the Senior Notes. We believe that the terms of the facility are similar to those we could negotiate on an arm's-length basis with a lender not affiliated with us.

ITEM 8 FINANCIAL INFORMATION

      See Item 18 - Financial Statements.

ITEM 9 THE OFFER AND LISTING

      Not applicable since this is an annual report and we do not have any publicly traded shares.

ITEM 10 ADDITIONAL INFORMATION

                               MATERIAL CONTRACTS

      SENIOR NOTES

      The Senior Notes were issued in aggregate principal amount of U.S. $275,000,000 as a single series of securities under an indenture dated as of October 10, 2001 among Luscar Coal Ltd., as issuer, Luscar Energy Partnership, Luscar Coal Income Fund, Luscar Ltd. and 3718492 Coal Ltd., as guarantors, and JP Morgan Chase Bank N.A. (formerly Bank One Trust Company, N.A.), as trustee. Interest on the Senior Notes accrues at the rate of 9.75% per annum and is payable in arrears on April 15 and October 15 of each year, commencing on April 15, 2002. The Senior Notes are LCL's general unsecured obligations, are pari passu in right of payment with any of our future indebtedness and are unconditionally guaranteed by LEP and all of its material subsidiaries other than LCL. Each guarantee of the Senior Notes is a general unsecured obligation of the guarantor and is pari passu in right of payment with any future senior indebtedness of that guarantor.

      The following is a summary of the covenants in the Senior Notes indenture. The Senior Notes indenture contains typical affirmative and negative covenants and financial covenants. These covenants restrict our ability to incur liens and amend the indenture governing the Senior Notes without the consent of the holders of a majority in principal amount of the Senior Notes, and in some cases, each affected

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
holder of Senior Notes. The Senior Notes indenture contains customary events of default, including change of control.

      The Senior Notes indenture requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. As of December 31, 2004, we were in compliance with the ratio covenants as well as all other covenants under the Senior Notes indenture.

      Additionally, the Senior Notes indenture restricts LCL's ability to declare or pay dividends or make other payments or distributions on account of LCL's equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the Senior Notes or the guarantees of the Senior Notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, LCL may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

      - LCL is not in default under the credit facility and the restricted payment would not cause a default;

      - LCL would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

      - the restricted payment, together with the aggregate amount of all other restricted payments made by LCL and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by LCL since the date of the indenture from the sale of equity interests or as a contribution to LCL's common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of LCL's investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

      Generally, LCL and the guarantors may not make any restricted payment, incur any debt, or issue any disqualified or preferred stock unless (i) after giving effect to the incurrence, the aggregate of the amount of debt and the gross proceeds from the issuance of the disqualified or preferred stock does not exceed $10,000,000 and (ii) the fixed charge coverage ratio for LCL's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which this additional debt is incurred or this disqualified or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional debt had been incurred or the disqualified or preferred stock or had been issued, as the case may be, at the beginning of the four-quarter period.

      However, the Senior Notes indenture permits the following debt:

      -     existing indebtedness;

      -     the Senior Notes;

      - capital lease obligations, mortgage financings or purchase money obligations, in an aggregate principal amount not to exceed 5% of consolidated net tangible assets; o refinancing indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness (other than intercompany indebtedness) that was permitted by the indenture for the Senior Notes;

      - intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of LCL's and the guarantors' obligations;

      -     hedging obligations;

      -     intercompany guarantees otherwise permitted to be incurred;

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      - the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on disqualified or preferred stock in the form of additional shares of the same class of disqualified or preferred stock;

      - indebtedness arising from or pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets or restricted subsidiary of LEP or any of its restricted subsidiaries and not exceeding the gross proceeds there from, other than guarantees of indebtedness incurred by any person acquiring all or any portion of this business or assets or restricted subsidiary of LEP or any of its restricted subsidiaries;

      - statutory reclamation obligations, surety or appeal bonds, performance bonds or other obligations of a like nature; and

      - indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

      Under the terms of the Senior Notes indenture, neither LEP nor our subsidiaries, LCL and LCIF, may: (1) consolidate or merge with or into another person (whether or not LEP, LCL or LCIF are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of LEP, LCIF, LCL and LCL's restricted subsidiaries taken as a whole, in one or more related transactions, to another person; unless:

      (1) the surviving person or the person acquiring the assets is either:
      LEP, LCIF, LCL or a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

      (2) the surviving person or the person acquiring the assets assumes all of the obligations under the Senior Notes indenture;

      (3) immediately after the transaction no default or event of default exists; and

      (4) LEP or the person formed by or surviving the consolidation or merger (if other than LEP, LCIF or LCL), or to which the sale, assignment, transfer, conveyance or other disposition has been made:

            (a) has consolidated net worth immediately after the transaction equal to or greater than the consolidated net worth of LEP immediately preceding the transaction; and

            (b) will, on the date of the transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional indebtedness pursuant to the fixed charge coverage ratio test set forth above.

      In addition, LEP, LCL and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between the guarantors and LCL or between the guarantors.

                             SENIOR CREDIT FACILITY

      Effective February 4, 2004 LL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115.0 million, subject to a borrowing base, which includes accounts receivable, coal inventory, a $25.0 million charge on a dragline, and a general assignment of LL's assets. The facility is split into two tranches, the reclamation letter of credit facility ("Reclamation LC facility") and the working capital facility. Up to $65.0 million of reclamation letters of credit can be issued under the Reclamation LC facility. Under the working capital facility, up to $50.0 million in advances may be made, including up to $25.0 million in letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization ("EBITDA"). This facility replaces LCL's $100.0 million senior credit agreement and SCAI's $15.0 million credit facilities that were due to expire on February 29, 2004.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      LL is the borrower under the Senior Credit Facility. The Senior Credit Facility is guaranteed by LEP, LCIF and LCL. The Senior Credit Facility is secured by LL's accounts receivable, coal inventory and a $25.0 million charge on a dragline.

      The terms of the Senior Credit Facility were intended to be substantially similar to the terms of the indenture governing the Senior Notes. The following is a summary of the covenants in the Senior Credit Facility. The Senior Credit Facility contains typical affirmative and negative covenants and financial covenants. These covenants restrict our ability to incur liens and amend the indenture governing the Senior Notes without the consent of the lenders under the senior credit facility. The Senior Credit Facility contains customary events of default, including upon a change of control.

      The Senior Credit Facility requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31, 2004, we were in compliance with the ratio covenants as well as all other covenants under the Senior Credit Facility.

      Additionally, the Senior Credit Facility restricts our ability to declare or pay dividends or make other payments or distributions on account of our equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the Senior Notes or the guarantees of the Senior Notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, we may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

      - LL is not in default under the credit facility and the restricted payment would not cause a default;

      - LL would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

      - the restricted payment, together with the aggregate amount of all other restricted payments made by us and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by us since the date of the indenture from the sale of equity interests or as a contribution to our common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of our investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

      Generally, LL and the guarantors may not make any restricted payment, incur any debt, or issue any disqualified or preferred stock unless (i) after giving effect to the incurrence, the aggregate of the amount of debt and the gross proceeds from the issuance of the disqualified or preferred stock does not exceed $10.0 million and (ii) the fixed charge coverage ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which this additional debt is incurred or this disqualified or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional debt had been incurred or the disqualified or preferred stock or had been issued, as the case may be, at the beginning of the four-quarter period.

      However, the Senior Credit Facility permits the following debt:

      -     existing indebtedness;

      -     the Senior Notes;

      - capital lease obligations, mortgage financings or purchase money obligations, in an aggregate principal amount not to exceed 5% of consolidated net tangible assets;

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      - refinancing indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness (other than intercompany indebtedness) that was permitted by the indenture for the Senior Notes;

      - intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of our and our guarantors' obligations;

      -     hedging obligations;

      -     intercompany guarantees otherwise permitted to be incurred;

      - the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on disqualified or preferred stock in the form of additional shares of the same class of disqualified or preferred stock;

      - indebtedness arising from or pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets or restricted subsidiary of LEP or any of its restricted subsidiaries and not exceeding the gross proceeds there from, other than guarantees of indebtedness incurred by any person acquiring all or any portion of this business or assets or restricted subsidiary of LEP or any of its restricted subsidiaries;

      - statutory reclamation obligations, surety or appeal bonds, performance bonds or other obligations of a like nature; and

      - indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

      Under the terms of the Senior Credit Facility, neither LEP nor its subsidiaries, LCL and LCIF, may: (1) consolidate or merge with or into another person (whether or not LEP, LCL or LCIF are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of LEP, LCIF, LCL and their restricted subsidiaries taken as a whole, in one or more related transactions, to another person; unless:

      (1) the surviving person or the person acquiring the assets is either:
      LEP, LCIF, LCL or a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

      (2) the surviving person or the person acquiring the assets assumes all of the obligations under the Senior Notes indenture;

      (3) immediately after the transaction no default or event of default exists; and

      (4) LEP or the person formed by or surviving the consolidation or merger (if other than LEP, LCIF or LCL), or to which the sale, assignment, transfer, conveyance or other disposition has been made:

            (a) has consolidated net worth immediately after the transaction equal to or greater than the consolidated net worth of LEP immediately preceding the transaction; and

            (b) will, on the date of the transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional indebtedness pursuant to the fixed charge coverage ratio test set forth above.

      In addition, LEP, LCL and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between the guarantors and LCL or between the guarantors.

                           SASKPOWER PROMISSORY NOTES

      In connection with the development of mine-mouth operations at the Boundary Dam and Poplar River mines, Manalta issued two promissory notes to acquire assets from SaskPower. We acquired Manalta in 1998. The first promissory note had an aggregate principal amount of $45.0 million, an interest rate of 12.75% and matured in May 2003. The second promissory note had an aggregate principal amount of $89.3 million, an interest rate of 9.625% and matured in December 2004.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

      The 9.625% promissory note was secured by the Poplar River mine assets that were acquired by Manalta from SaskPower at the time the note was issued. Our annual interest payment was $8.6 million per year, and we had a sinking fund obligation requiring us to deposit $0.9 million per year. Under the terms of our long-term coal supply contract related to the Poplar River mine, SaskPower directly reimbursed us for substantially all of each interest and sinking fund payment we made, resulting in a net cost to us of $0.9 million per year. Under the terms of the coal supply agreement, the $39.4 million excess of the principal amounts over the sinking fund balance was recovered from the Crown Corporation and included in other income in the fourth quarter of 2004.

                         LUSCAR LTD. SUBORDINATED NOTES

      LCIF holds a $350.0 million aggregate principal amount of 12.5% subordinated notes due 2026 and $293.0 million aggregate principal amount of 7.5% subordinated notes due 2027, both of which are indebtedness of LL. Interest on the notes is payable quarterly. Since October 1999, the interest rates on the notes have been temporarily made floating rates subject to a maximum of the interest rates noted above. The floating rates are based on LL's forecast distributable cash flow for the year. The notes will remain floating rate until LL's ratio of senior debt to operating earnings before interest, taxes, depreciation and amortization is less than 3.0 to 1.0 for two consecutive quarters. The LL subordinated notes are subordinated to LL's senior debt, including trade payables. On October 10, 2001, LCIF and LL amended the 12.5% subordinated notes and the 7.5% subordinated notes to effectively remove their covenants and substantially all of their default provisions. LL and LCIF each guarantee our obligations under the 9.75% Senior Notes due October 15, 2011; therefore, the LL subordinated notes are subordinated to the guarantees of the 9.75% senior notes due October 15, 2011.

                                EXCHANGE CONTROLS

      The Investment Canada Act (the "ICA") applies to an acquisition of control, directly or indirectly and through one or more transactions, of a "Canadian business" by a "non-Canadian," as each of those terms is defined in the ICA. The ICA requires the investor to give notice of the investment to Investment Canada or, above certain monetary thresholds, to file an application for review and approval by Investment Canada of the investment as one that is likely to be of net benefit to Canada based upon certain prescribed factors.

      Apart from the ICA, there are, at the date hereof, no other limitations imposed by Canadian law or the articles or by-laws of our company on the right of non-resident or foreign owners to hold or vote securities of our company. There are, at the date hereof, no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our company's securities except as discussed below under "Material U.S. Tax Consequences to U.S. Holders" and "Material Canadian Tax Consequences to U.S. Holders."

                       MATERIAL INCOME TAX CONSIDERATIONS

                 MATERIAL U.S. TAX CONSEQUENCES TO U.S. HOLDERS

      The following are the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of our Senior Notes by a "U.S. Holder" (as defined below) who holds the Senior Notes as capital assets. This discussion is limited to U.S. Holders of Senior Notes. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders that are subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons that will hold the Senior Notes as a position in a "straddle," or as part of a hedging, conversion or other integrated transaction for tax purposes) and does not address U.S. federal estate or gift, state, local or non-U.S. tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated there under, and administrative and judicial interpretations of

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
the foregoing, all as of the date hereof. Any of such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. Persons considering the purchase, ownership or disposition of Senior Notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situation, as well as any consequences arising under federal estate or gift tax rules or under the laws of any state, local or any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means (i) a beneficial owner of a Senior Note that is a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (B) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      INTEREST

      A U.S. Holder of a Senior Note will be required to report interest earned or accrued on the Senior Note (including any amounts required to be earned in accordance with the terms of the Senior Notes in respect of Canadian withholding taxes and any Canadian tax withheld) as ordinary interest income for U.S. federal income tax purposes in accordance with the U.S. Holder's method of tax accounting. Such income generally will be treated as foreign source passive income (or, in the case of certain U.S. Holders, financial services or general category income) for foreign tax credit purposes. A U.S. Holder may generally claim either a deduction or, subject to certain limitations, a foreign tax credit, in respect of any foreign tax imposed on such interest payments for U.S. federal income tax purposes. The rules relating to foreign tax credits and the timing thereof are complex and U.S. Holders are urged to consult their tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

      MARKET DISCOUNT

      If a U.S. Holder of a Senior Note that was purchased at a "market discount" thereafter realizes gain upon the sale, exchange or retirement of the Senior Note, such gain will be taxed as ordinary income to the extent of the lesser of such gain or the portion of the market discount that accrued during the period that the U.S. Holder held such Senior Note. In the case of a Senior Note, "market discount" generally will be the amount by which a U.S. Holder's purchase price for a Senior Note is less than the original issue price of the Senior Note, subject to a statutory de minimis exception. The market discount rules also provide that a U.S. Holder who acquires a Senior Note at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Senior Note until the U.S. Holder disposes of the Senior
Note in a taxable transaction.

      A U.S. Holder of a Senior Note acquired at a market discount may elect to include market discount in gross income, for U.S. federal income tax purposes, as the discount accrues either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service ("IRS"). If a U.S. Holder of a Senior Note makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments, and with respect to the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

      AMORTIZABLE BOND PREMIUM

      A U.S. Holder that purchases a Senior Note for an amount in excess of the Senior Note's principal amount may elect to treat such excess as an "amortizable bond premium," in which case the

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
amount of interest on a Senior Note required to be included in income each year by the U.S. Holder will be reduced by the amount of amortizable bond premium allocable (based on the Senior Note's yield to maturity) to such year. Any election to amortize bond premium shall apply to all debt instruments (other than tax-exempt debt instruments) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and may not be revoked without the consent of the IRS.

      DISPOSITION

      Upon the sale, exchange or retirement of a Senior Note, a U.S. Holder generally will recognize a gain or loss equal to the difference between the amount realized and the U.S. Holder's tax basis in the Senior Note. A U.S. Holder's tax basis in a Senior Note generally will be the holder's purchase price for the Senior Note increased by the amount of market discount, if any, that the U.S. Holder previously elected to include in income on an annual basis with respect to the Senior Note, and decreased by the amount of any amortizable bond premium applied to reduce interest on the Senior Note. A gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Senior Note will be a capital gain or loss (except to the extent attributable to accrued but unpaid interest which will be taxable as such). A capital gain recognized by a non-corporate U.S. Holder, including an individual, upon a disposition of a Senior Note that has been held for more than one year will generally be subject to tax at a maximum U.S. federal income rate of 15% or, in the case of a Senior Note that has been held for one year or less, will be subject to tax at ordinary income rates. Such gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

      BACKUP WITHHOLDING

      A U.S. Holder of a Senior Note may be subject to backup withholding at a rate of 28% (subject to phased-in reductions and potential increase in 2010) with respect to interest paid on the Senior Notes and proceeds from the sale, exchange, redemption or retirement of the Senior Note, unless such holder (a) is a corporation or falls within certain other exempt categories and, when required, demonstrates its exempt status or (b) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of a Senior Note who does not provide the Issuer with such holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

      Backup withholding tax is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

               MATERIAL CANADIAN TAX CONSEQUENCES TO U.S. HOLDERS

      The following are the principal Canadian federal income tax considerations generally applicable to a person (a "non-Canadian holder") who holds Senior Notes and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident and is not deemed to be resident in Canada, holds Senior Notes as capital property, deals at arm's length with LCL and does not use or hold and is not deemed to use or hold the Senior Notes in carrying on business in Canada. This discussion does not apply to financial institutions (as defined in the Canadian Tax Act) or to insurers that are not resident in Canada and carry on an insurance business in Canada and elsewhere.

      This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the published administrative practices of the Canada Revenue Agency. This discussion does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial

                                                       Luscar Energy Partnership
                                                              2004 Annual Report
or foreign income tax legislation or considerations. Non-Canadian holders are therefore urged to consult their own tax advisors with respect to their particular circumstances.

      Under the Canadian Tax Act, any payments made by LCL to a non-Canadian holder of principal, interest (including Special Interest), and premium, if any, on the Senior Notes will be exempt from Canadian withholding tax.

      No other taxes on income (including taxable capital gains) will be payable by a non-Canadian holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of Senior Notes.

                              DOCUMENTS ON DISPLAY

      Documents referred to in this annual report on Form 20-F may be inspected without charge at the public reference facilities maintained by the U.S. Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such office upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The documents are also available on the Luscar website at www.luscar.com.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                                   MARKET RISK

      Commodity price risk. In order to manage price volatility related to certain products we use in our mining operations, we occasionally enter into short-term arrangements that fix the prices we pay for our diesel fuel, natural gas and electric power requirements. Commodity price risks associated with those products used in our mining activities are not material to our consolidated financial position, results of operations or liquidity. At our mine-mouth utility operations, the price escalation or pass-through provisions of our coal supply agreements offset these commodity price risks.

      As at December 31, 2004, we had no outstanding fixed price commodity purchase arrangements.

      Interest rate risk. Our 9.75% Senior Notes are not subject to interest rate changes as the interest rate is fixed for the term of the debt.

      There is $12.0 million outstanding on the working capital facility which is part of our senior credit agreement. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization ("EBITDA"). A 1% decrease in prime lending rates would decrease our annual interest payments by $0.1 million.

      Foreign currency risk. Most of our export coal revenue is sold under sales contracts denominated in United States dollars. In prior years, we entered into forward sale agreements for a portion of our expected export revenue cash flows, all of which were fulfilled on or before December 31, 2002. We currently have no forward sale agreements for foreign currencies.

      We pay interest on the Senior Notes in United States dollars. Upon maturity in 2011, the principal amount of the Senior Notes will be payable in United States dollars. We estimate that had the value of the Canadian dollar increased by US$0.01 at December 31, 2004, the value of our US dollar denominated long-term debt as at December 31, 2004 would have decreased approximately $3.9 million and resulted in an increase to earnings of the same amount. We also estimate that had the value of the Canadian dollar increased by US$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2004 would have decreased by approximately $0.4 million.

      Gains and losses related to the translation of the Senior Notes are disclosed separately in the notes to the consolidated financial statements for LEP. Gains and losses related to forward sales agreements, all of which expired on or before December 31, 2002, were included in revenue while other gains and losses from foreign currency fluctuations are included in other income.

      The estimated fair value of the Senior Notes at December 31, 2004 was Cdn$360.3 million (2003 - Cdn$388.5 million). The fair value of the Senior Notes is determined based upon the quoted market values. This estimated fair value may differ from the amount which could be realized in an immediate settlement of these notes. The bid price for the Senior Notes, based on quoted market values as at December 24, 2004, was U.S. $113.50 with a current yield of 8.59%. At the end of the prior year, the bid price was U.S. $113.00 with a current yield of 8.63%, based on quoted market values as at January 2, 2004.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable for an annual report.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15 CONTROLS AND PROCEDURES

      DISCLOSURE CONTROLS AND PROCEDURES

      Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934 ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

      We have evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Such evaluations were performed under the supervision of management, including the Chief Executive Officer and Chief Financial Officer. We have concluded that our disclosure controls and procedures were effective as at December 31, 2004.

      CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      Our evaluation did not identify any changes in internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our controls over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

      Our Management Committee has not designated an Audit Committee financial expert as defined under the Sarbanes-Oxley Act of 2002 and the rules of the SEC. We believe the skills, experience and education of the Audit Committee members qualify them to carry out their duties as members of the Audit Committee. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16B CODE OF ETHICS

      All personnel are required to strictly comply with the provisions of our code of ethics, which results in full, fair, accurate, timely and understandable disclosure of financial information and compliance with applicable laws, rules and regulations. The code of ethics is posted on our website at www.luscar.com. We will post any amendments or waivers thereto within five business days of such amendment or waiver.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table summarizes the fees charged by Deloitte & Touche LLP, our independent registered chartered accountants, for certain services rendered to us during the most recent two years.

                          YEAR ENDED          YEAR ENDED
                         DECEMBER 31,        DECEMBER 31,
                             2004                2003
                        ----------------   ----------------
                                  (IN THOUSANDS)
Audit fees (1)          $          1,109   $            865
Audit-related fees (2)               315                284
Tax fees (3)                          94                  6
All other fees (4)                     4                  -
                        ----------------   ----------------
Total                   $          1,522   $          1,155
                        ================   ================

Notes:
(1) "Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our interim and annual financial statements.

(2) "Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.

(3) "Tax fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4) "All other fees" means the aggregate fees billed in each of the fiscal years listed for products and services provided our principal auditor, other than the services reported under audit fees, audit-related fees and tax fees.

      The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by LEP's external accountants before such services are provided to our company or any of our subsidiaries. The terms of engagement and scope of the annual audit of the financial statements are agreed to by the Audit Committee in advance of the engagement of the auditors in respect of the annual audit. The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors.

      The Audit Committee approved one hundred percent (100%) of the services provided as described in the table above.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      None.

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

PART III

ITEM 17 FINANCIAL STATEMENTS

      We have elected to provide financial statements for the financial year ended December 31, 2004 and the related information pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

      LEP's financial statements have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as set forth in "Selected Financial Data" and Note 22 to the Consolidated Financial Statements.

LUSCAR ENERGY PARTNERSHIP
    CONSOLIDATED FINANCIAL STATEMENTS

      Report of Independent Registered Chartered Accountants
      Consolidated balance sheets
      Consolidated statements of earnings and partners' equity
      Consolidated statements of cash flows
      Notes to consolidated financial statements

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

ITEM 19 EXHIBITS

      The following documents are filed as part of this annual report:

EXHIBIT NO.   EXHIBIT
-----------   -------
 1.1          Luscar Coal Ltd. Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the
              Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))

 1.2          Luscar Coal Ltd. By-Laws (incorporated by reference to Exhibit 3.2 of the Luscar Coal Ltd.
              Registration Statement on Form F-4 (Registration No. 333-14072))

 1.3          Luscar Energy Partnership Agreement, as amended (incorporated by reference to Exhibit 3.3 of the
              Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))

 1.4          Luscar Coal Income Fund Declaration of Trust, as amended and supplemented (incorporated by reference to Exhibit 3.4 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration
              No. 333-14072))

 1.5          Luscar Ltd. Articles of Amalgamation (incorporated by reference to Exhibit 3.5 of the Luscar Coal
              Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))

 1.6          Luscar Ltd. By-Law (incorporated by reference to Exhibit 3.6 of the Luscar Coal Ltd. Registration
              Statement on Form F-4 (Registration No. 333-14072))

 1.7          3718492 Canada Inc. Articles of Amalgamation (incorporated by reference to Exhibit 3.7 of the
              Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))

 1.8          3718492 Canada Inc. By-Law (incorporated by reference to Exhibit 3.8 of the Luscar Coal Ltd.
              Registration Statement on Form F-4 (Registration No. 333-14072))

 2.1          Indenture, dated as of October 10, 2001, among Luscar Coal Ltd., the Guarantors (as defined therein) and Bank One Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))

 2.2          Exchange and Registration Rights Agreement, dated October 10, 2001 by and among Luscar Coal Ltd.,
              Luscar Energy Partnership, Luscar Coal Income Fund, Luscar Ltd., 3718492 Canada Inc. and Goldman,
              Sachs & Co. (incorporated by reference to Exhibit 4.2 of the Luscar Coal Ltd. Registration
              Statement on Form F-4 (Registration No. 333-14072))

 4.1          Reclamation Security Support Agreement dated October 10, 2001, among Luscar Coal Ltd., Ontario
              Teachers' Plan Pension Board and Sherritt International Corporation (incorporated by reference to
              Exhibit 10.1 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No.
              333-14072))

 4.2          Revolving Credit Agreement, dated as of October 5, 2001, between Luscar Coal Ltd., The Bank of
              Nova Scotia, BNP Paribas (Canada), Bank of Montreal and Luscar Energy Partnership (incorporated by reference to Exhibit 10.2 of the Luscar Coal Ltd. Registration Statement on Form F-4
              (Registration No. 333-14072))

 7.1          Statement regarding Computation of Ratios

 8.1          List of Subsidiaries of the Registrant

10.1          Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer
              pursuant to 18 U.S.C. Section 1350

10.2          Sworn written statement of Luscar Energy Partnership Chief Executive Officer

10.3          Sworn written statement of Luscar Energy Partnership Chief Financial Officer

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              LUSCAR ENERGY PARTNERSHIP

                                              By: /s/ Garnet Clark
                                                  ------------------------------
Date: June 20, 2005                           Name: Garnet Clark
                                              Title: Vice President, Finance
                                                     and Chief Financial Officer

                                                       Luscar Energy Partnership
                                                              2004 Annual Report

                          INDEX TO FINANCIAL STATEMENTS


LUSCAR ENERGY PARTNERSHIP

  CONSOLIDATED FINANCIAL STATEMENTS

     Report of Independent Registered Chartered Accountants                F-4
     Consolidated balance sheets                                           F-5
     Consolidated statements of earnings and partners' equity              F-6
     Consolidated statements of cash flows                                 F-7
     Notes to consolidated financial statements                            F-8

                      (This page intentionally left blank)

CONSOLIDATED FINANCIAL STATEMENTS OF

LUSCAR ENERGY PARTNERSHIP

DECEMBER 31, 2004, 2003 AND 2002

             REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of
Luscar Energy Partnership

         We have audited the consolidated balance sheets of Luscar Energy Partnership (the "Partnership") as at December 31, 2004 and 2003 and the consolidated statements of earnings and partners' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

         The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.



Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Canada
June 8, 2005

   COMMENT BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR US READERS ON
                        CANADA-US REPORTING DIFFERENCES

         The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements such as those described in Note 3 to the financial statements of Luscar Energy Partnership. Our report to the Partners of Luscar Energy Partnership, dated June 8, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the report of independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.



Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Canada
June 8, 2005

LUSCAR ENERGY PARTNERSHIP

                           CONSOLIDATED BALANCE SHEETS


                                                                      AS AT             AS AT
                                                                   DECEMBER 31,      DECEMBER 31,
                                                                       2004             2003
                                                                   ------------  -------------------
(in thousands of Canadian dollars)                                               (Restated - Note 3)

ASSETS
CURRENT
      Cash and cash equivalents                                    $   17,218         $   21,750
      Accounts receivable                                              52,221             62,087
      Income taxes recoverable                                          1,269              1,096
      Future income taxes [note 16]                                     4,850              3,896
      Inventories [note 6]                                             40,005             43,816
      Overburden removal costs                                          2,687              4,199
      Prepaid expenses                                                  2,310              2,073
                                                                   ----------         ----------
                                                                      120,560            138,917
Capital assets [note 7]                                             1,346,249          1,405,306
Other assets [note 10]                                                 27,905             27,704
                                                                   ----------         ----------
                                                                   $1,494,714         $1,571,927
                                                                   ==========         ==========
LIABILITIES AND PARTNERS' EQUITY
CURRENT
      Credit facility [note 11]                                    $   12,000         $   12,000
      Trade accounts payable and accrued charges                       41,229             38,648
      Accrued interest payable                                          6,686              7,219
      Accrued payroll and employee benefits                             9,994             10,332
      Due to related parties [note 17]                                    402              1,236
      Income taxes payable                                                495              2,472
      Current portions of
            Long-term debt [note 11]                                    7,796             46,342
            Asset retirement obligations [note 12]                     23,576             17,829
                                                                   ----------         ----------
                                                                      102,178            136,078
Accrued pension obligations [note 8]                                    6,058              4,956
Long-term debt [note 11]                                              355,099            365,934
Asset retirement obligations [note 12]                                 76,707             90,509
Future income taxes [note 16]                                         332,710            354,428
                                                                   ----------         ----------
                                                                      872,752            951,905

Guarantees, commitments and contingencies [notes 24 and 25]                 -                  -

PARTNERS' EQUITY
      Partners' equity                                                621,962            620,022
                                                                   ----------         ----------
                                                                   $1,494,714         $1,571,927
                                                                   ==========         ==========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

            CONSOLIDATED STATEMENTS OF EARNINGS AND PARTNERS' EQUITY

                                                                              YEAR ENDED DECEMBER 31,
                                                                    2004              2003                  2002
                                                                 ---------    ------------------    -------------------
(in thousands of Canadian dollars)                                            (Restated - Note 3)   (Restated - Note 3)
REVENUE                                                          $ 500,803         $ 376,060             $ 443,067
EXPENSES AND OTHER INCOME
   Cost of sales                                                   350,355           268,925               317,132
   Selling, general and administrative expenses                     18,133            24,262                13,149
   Depreciation and amortization                                   113,109            96,361                94,704
   Asset retirement obligations accretion                            7,104             6,888                 6,314
   Foreign currency translation gain [note 13]                     (23,643)          (79,433)               (4,021)
   Interest expense [note 14]                                       45,337            46,488                52,716
   Other income [note 15]                                          (52,732)          (21,096)               (9,956)
                                                                 ---------         ---------             ---------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAXES                                                        43,140            33,665               (26,971)
Income tax recovery [note 16]                                      (19,405)          (61,225)              (52,942)
                                                                 ---------         ---------             ---------
NET EARNINGS FROM CONTINUING OPERATIONS                             62,545            94,890                25,971
Discontinued operations [note 5]                                     5,463            19,130                 3,044
                                                                 ---------         ---------             ---------
NET EARNINGS FOR THE YEAR                                           68,008           114,020                29,015
                                                                 ---------         ---------             ---------

Partners' equity, beginning of year, as previously stated          659,087           529,163               496,963
Change in accounting policy for asset retirement
obligations [notes 3 & 12]                                         (39,065)          (39,160)              (35,975)
                                                                 ---------         ---------             ---------
Partners' equity, beginning of year, as restated                   620,022           490,003               460,988
Net earnings for the year                                           68,008           114,020                29,015
Distribution to partners                                           (66,068)          (33,962)                    -
Net equity contribution from acquisition of SCAI [note 4]                -            49,961                     -
                                                                 ---------         ---------             ---------
PARTNERS' EQUITY, END OF YEAR                                    $ 621,962         $ 620,022             $ 490,003
                                                                 =========         =========             =========


See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           YEAR ENDED DECEMBER 31,
                                                                  2004              2003               2002
                                                               ---------         ---------           ---------
(in thousands of Canadian dollars)                                          (Restated - Note 3)  (Restated - Note 3)
OPERATING ACTIVITIES
Net earnings for the year                                      $  68,008         $ 114,020            $  29,015
Non-cash items:
   Depreciation and amortization                                 113,109            97,320              101,888
   Asset retirement obligations accretion [note 12]                7,104             6,888                6,314
   Future income taxes                                           (22,672)          (57,388)             (52,942)
   Foreign currency translation loss (gain) [note 13]            (23,669)          (77,330)              (3,453)
   Gain on disposal of capital assets                             (4,126)          (24,524)              (1,242)
   Gain on settlement of asset retirement obligations             (7,642)             (192)                (580)
   Gain on Fording settlement                                     (6,047)                -                    -
   Pension expense in excess of funding                            1,102             5,493                4,439
   Financial instruments                                               -              (239)              (4,206)
   Interest income earned on sinking funds                        (2,940)           (3,689)              (4,215)
   Other                                                            (365)              445                    6
Asset retirement obligations costs                               (17,045)          (16,071)             (16,826)
Change in non-cash working capital [note 20]                      16,305            46,284               10,388
                                                               ---------         ---------            ---------
                                                                 121,122            91,017               68,586
                                                               ---------         ---------            ---------
INVESTING ACTIVITIES
Capital asset purchases                                          (16,310)          (25,005)             (51,035)
Proceeds on disposal of capital assets                             5,262             1,068                1,894
Other assets                                                      (2,620)            4,279               (1,096)
Sherritt Coal Acquisition Inc. asset transfer [note 4]                 -           (70,000)                   -
Promissory notes of LCL acquired from partners [note 4]                -          (298,605)                   -
Credit facility acquired [note 4]                                      -           (12,000)                   -
Cash acquired [note 4]                                                 -             1,356                    -
                                                               ---------         ---------            ---------
                                                                 (13,668)         (398,907)             (50,237)
                                                               ---------         ---------            ---------
FINANCING ACTIVITIES
Repayments of long-term debt                                     (46,235)          (24,038)              (3,095)
Distribution to partners                                         (65,000)          (27,000)                   -
Operating line of credit                                               -            12,000                    -
Financial instruments                                                  -            (2,702)                   -
Long-term debt issued                                                  -               712                    -
Equity contribution from partners [note 4]                             -           298,605                    -
Deferred financing costs incurred                                      -                 -               (1,640)
                                                               ---------         ---------            ---------
                                                                (111,235)          257,577               (4,735)
                                                               ---------         ---------            ---------

Change in cash and cash equivalents                               (3,781)          (50,313)              13,614
Effect of foreign exchange rate changes on
cash and cash equivalents [note 13]                                 (751)           (1,650)                (232)
Cash and cash equivalents, beginning of year                      21,750            73,713               60,331
                                                               ---------         ---------            ---------
Cash and cash equivalents, end of year                         $  17,218         $  21,750            $  73,713
                                                               =========         =========            =========

Interest paid                                                  $  46,379         $  49,486            $  62,663
Income taxes paid                                              $   1,570         $   1,972            $   2,159

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

1.    ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

      Luscar Energy Partnership ("LEP") was formed on February 20, 2001, as a general partnership under the laws of the Province of Ontario. At its inception, LEP was named "Sherritt Coal Partnership". OTPPB SCP Inc., a subsidiary of the Ontario Teachers' Pension Plan Board ("Teachers"), and Luscar Energy Holdings Ltd., a subsidiary of Sherritt International Corporation ("Sherritt") each own 50 percent of the general partnership interests in LEP, either directly or indirectly. Profits and losses of LEP are allocated to or borne by the partners according to their respective partnership interests.

      LEP was formed to acquire all of the trust units and convertible debentures of Luscar Coal Income Fund ("LCIF"). On March 8, 2001, LEP made a formal offer to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. As at June 30, 2001, LEP held all issued and outstanding securities of LCIF. The acquisition has been accounted for as if LEP acquired full ownership of LCIF effective May 11, 2001. LEP had no operations prior to the acquisition of LCIF on May 11, 2001.

      On October 17, 2003 LEP acquired thermal coal assets through the acquisition of the shares of Sherritt Coal Acquisition Inc ("SCAI"), a subsidiary of Sherritt Coal Partnership II ("SCPII") by Luscar Ltd. ("LL"). LEP, LL, SCAI, and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. The acquisition by LL, effected by an internal reorganization among all these entities and their subsidiaries, involved a distribution by LL to Sherritt and Teachers of approximately 3.0 million units of Fording Canadian Coal Trust ("FCCT") formerly held by LL and $70.0 million in cash. The remaining portion of the acquisition was effected through an equity investment by Sherritt and Teachers in LEP. Further information on this transaction is included in Note 4.

      The consolidated statements of earnings and partners' equity and cash flows are for the year ended December 31, 2004 with comparative figures for the years ended December 31, 2003 and 2002.

2.    SIGNIFICANT ACCOUNTING POLICIES

      LEP prepares its financial statements following Canadian generally accepted accounting principles. As described in Note 22, these principles differ in certain respects from generally accepted accounting principles in the United States of America. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the notes, should be considered an integral part of the financial statements.

PRINCIPLES OF CONSOLIDATION

      The financial statements of entities which are controlled by LEP either directly or indirectly, through wholly-owned subsidiaries, are consolidated. Interests in joint ventures are accounted for using the proportionate consolidation method, whereby consolidation accounts include LEP's share of joint venture assets, liabilities, revenues, expenses and cash flows.

USE OF ESTIMATES

      In preparing LEP's financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      In particular, the amounts recorded for depreciation and amortization of mining properties and for asset retirement obligations are based on estimates of coal reserves and future costs. These estimates and those related to the cash flows used to assess impairment of capital assets are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material. Estimates are also used in determining the quantities of coal inventories, collectibility of accounts receivable, the ability to utilize tax carry forwards in future income tax calculations, and the calculation of post employment benefits on our defined benefit pension plans. Such estimates and assumptions have been made using careful judgments, which, in management's opinion, are within reasonable limits of materiality.

REVENUE RECOGNITION

      Sales revenue is recognized when title to the coal passes to the customer and risk of loss passes to the customer. For domestic coal sales to power generating utility customers, this occurs when the coal is delivered to the generating station; for other domestic customers, this occurs when the coal is loaded at the mine. For export coal sales, this occurs when coal is loaded onto marine vessels at terminal locations. Royalty revenues are recognized when the underlying commodity is extracted.

CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include cash on hand and in banks as well as all liquid short-term securities with original maturities of three months or less.

OVERBURDEN REMOVAL COSTS

      Costs of removing overburden are charged to earnings at average cost when the coal is produced. Costs incurred related to future production are recorded as current assets as a cost of inventory and recognized in cost of sales in the same period as the revenue from the sale of the inventory.

INVENTORIES

      Coal inventories are valued at the lower of average production cost and net realizable value. Average production cost includes labor, supplies, equipment costs, direct and allocable indirect operating overhead and, in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

      Mine supplies are recorded at the lower of average cost and replacement cost.

ASSET RETIREMENT OBLIGATIONS

      Effective January 1, 2004, LEP retroactively adopted the CICA Handbook
Section 3110, "Asset Retirement Obligations". This pronouncement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

CAPITAL ASSETS

      Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

Producing mining properties                                   3 - 40 years
Plant and buildings                                           5 - 40 years
Equipment                                                     3 - 35 years
Equipment under capital lease                                 3 -  7 years
Non-producing mining properties                                    0 years
Intangible assets                                             5 - 42 years
Asset retirement obligations                                  1 - 3  years

      Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines, properties under development, and properties held for future development. Mine development costs incurred to access reserves at producing mines and properties under development are capitalized when incurred, to be amortized over the life of such reserves. Ongoing pre-development costs related to properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs. Acquisition costs for mining properties to be held for future development are capitalized.

      Plant and buildings and equipment are amortized over their estimated useful lives, while equipment under capital lease is amortized over the term of the lease. Intangible assets include royalty generating resource properties and are amortized over their respective estimated useful lives. Repair and maintenance costs related to capital assets are expensed as incurred.

Asset Impairment

      The carrying values of mining properties and intangible assets are reviewed when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable, using projected undiscounted cash flows and any resulting write-downs are charged to earnings at the time of determination. LEP management reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral interests are risk adjusted based on management's relative confidence in converting such interests to proven and probable reserves. All long-lived assets at a particular operation are considered together for purposes of estimating future cash flows. In the case of exploration stage mineral interests associated with greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of these investments.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

EXPLORATION AND DEVELOPMENT COSTS

      Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

OTHER ASSETS

      Deferred financing costs are expenditures incurred to arrange credit facilities. These costs are deferred and amortized on a straight-line basis over the period to maturity of the related debt.

      Deferred project development costs include costs that are necessary in the development of a potential acquisition or construction project. The appropriateness of the carrying value of these costs is evaluated each reporting period, and any unrecoverable amounts of capitalized costs for projects no longer likely to occur are charged to expense in the current period.

      Other assets also include investments and other assets which include long-term assets, real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

INCOME TAXES

      LEP's subsidiary corporations follow the liability method of tax allocation in accounting for income taxes. Under this method, future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which recovery or settlement of temporary differences is expected. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.

      LCIF is a unit trust for income tax purposes and as such is only taxable on any taxable income not allocated to LEP. Any taxable income of LEP is taxed in the hands of the individual corporate partners.

FOREIGN CURRENCY

      Transactions and balances denominated in a foreign currency are translated using the temporal method, whereby monetary balances are translated at the rate of exchange at the balance sheet date; non-monetary balances are translated at historic exchange rates; and revenues and expenses are translated at prevailing exchange rates. The resulting gains and losses are included in earnings in the current year.

POST EMPLOYMENT BENEFITS

      The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      LEP uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five-year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

3.    CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS (SEE NOTE 12)

      In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations, which come into effect for fiscal years beginning on or after January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. The rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves.

      The new accounting policy was implemented on January 1, 2004 on a retroactive basis with restatement of prior periods. The cumulative effect of the new accounting standard on the balance sheet at December 31, 2003 was to increase capital assets by $7,923, decrease accounts payable by $638, decrease future income taxes by $19,359, increase asset retirement obligations by $66,985, and decrease opening retained earnings by $39,065. For the year ended December 31, 2003, the impact was a $95 increase in net earnings (year ended December 31, 2002 - decrease in net earnings of $3,185).

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      CICA Handbook Section 1100, Generally Accepted Accounting Principles, was issued in October 2003, and is effective for fiscal years beginning January 1, 2004. The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. There was no impact to these financial statements in adopting this new standard.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

      In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal years beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand LEP's financial statements. This standard is reflected in these consolidated financial statements and there are no material differences as a result of the implementation.

REVENUE RECOGNITION

      In December 2003, the CICA issued EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The abstract also provides interpretative guidance on the application of CICA Handbook Section 3400, Revenue. The abstract has been applied prospectively commencing January 1, 2004. The adoption of this abstract had no impact on these financial statements.

IMPAIRMENT AND DISPOSAL OF LONG LIVED ASSETS AND DISCONTINUED OPERATIONS

      In 2002, the CICA issued Section 3063, Impairment of Long-lived Assets, and Section 3475, Disposal of Long Lived Assets and Discontinued Operations, to harmonize with Statement of Financial Accounting Standard No. 144. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 applies to disposal activities initiated by an enterprise's commitment on or after May 1, 2003 and establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. There were no significant impairment losses recorded in respect of long-lived assets and discontinued operations in the year.

HEDGING RELATIONSHIPS

      In 2003, the CICA issued Accounting Guideline 13, "Hedging Relationships", ("AcG-13") which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. AcG-13 is applicable to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. The implementation of this guideline in 2004 did not materially change the accounting policies in use and as a result, it did not have an impact on the financial statements. Emerging Issues Committee ("EIC") Abstract 128, "Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments", requires most freestanding derivative financial instruments that do not qualify for hedge accounting under Accounting Guideline 13, to be recognized in the balance sheet at fair value. The adoption of this abstract had no impact on the financial statements.

4.    ACQUISITION

      On October 17, 2003 LL acquired 100% of the shares of Sherritt Coal Acquisition Inc. (SCAI) a wholly owned subsidiary of Sherritt Coal Partnership II (SCPII). LEP, LL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. The sale was completed for total consideration of $455,000. The transaction has been recorded in the financial statements at the net asset carrying amount of $208,838. The difference of $246,162 between the consideration paid and the carrying value of the assets received was considered an equity distribution and charged to equity in 2003. Subsequent to the purchase of SCAI, Sherritt and Teachers made a cash equity contribution to LEP of $298,605, which was used to acquire the promissory notes due from Luscar Coal Ltd. ("LCL").

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      Independent valuators provided an opinion that the transaction was fair from a financial point of view to the holders of LCL's 9.75% senior notes based upon and subject to, amongst other things, the scope of their review and limitations and assumptions as outlined in their opinion letter and an indemnity in certain circumstances. The opinion was one factor among many that the management committee of LEP considered in contemplation of the transaction.

      The assigned fair values of the underlying net assets acquired are summarized as follows:

ACQUISITION FUNDING AND COST
Cash                                                                            $  70,000
Fording Canadian Coal Trust ("FCCT") units                                         86,395
Promissory notes                                                                  298,605
                                                                                ---------
                                                                                  455,000
                                                                                ---------
IDENTIFIABLE NET ASSETS ACQUIRED
Capital assets                                                                    228,264
Working capital                                                                     2,831
Cash                                                                                1,356
Short-term debt                                                                   (12,000)
Long-term debt                                                                     (6,043)
Future income taxes                                                                (5,570)
                                                                                ---------
                                                                                  208,838
                                                                                ---------
Consideration less net assets acquired                                            246,162
Equity impact from disposal of FCCT units, net of applicable taxes of $553          2,482
Less equity contribution from partners                                           (298,605)
                                                                                ---------
Net equity contribution                                                         $ (49,961)
                                                                                =========

5.    DISCONTINUED OPERATIONS

      During the first quarter of 2003, LCL exchanged its metallurgical coal assets and port facilities for units in the Fording Canadian Coal Trust ("FCCT"). LCL received 2,979,000 units of the trust and affiliates of Sherritt and Teachers received 221,000 units of the trust for a total value of $100,801 in exchange for these assets. LCL received $16,156 related to the estimate of working capital for the metallurgical assets. LEP recorded a gain of $17,812, net of taxes of $6,346 and selling expenses of $744, on the disposal in the first quarter of 2003.

      On June 18, 2004 LCL reached an agreement with Fording Inc., Elk Valley Coal Partnership, and Consol Energy Inc. (and subsidiaries) settling the majority of issues that had previously been outstanding related to the transfer of the metallurgical coal assets to FCCT effective February 28, 2003. Certain elements of the original sale agreement had not been finalized due to differences in interpretation between the parties to the transaction. Settled issues include working capital adjustments, certain payments made under the agreement and obligations for reclamation activities. As a result of the transferring of the reclamation liability for the Luscar mine to Elk Valley Coal Partnership, we were able to reduce our reclamation bonding requirements by $6,467.

      As a result of the settlement agreement, LEP recorded a gain of $2,053 net of taxes of $476 in the second quarter of 2004 in discontinued operations. In the third quarter of 2004, LEP recognized additional expenses related to the settlement of $84 net of taxes of $45 in discontinued operations. During the fourth quarter of 2004 LEP recognized an additional gain related to the settlement of the remaining severance liability of $3,494, including a tax recovery of $797, in discontinued operations.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

         The results of discontinued operations are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                             2004            2003                  2002
                                            -------    -------------------   -------------------
                                                       (Restated - Note 3)   (Restated - Note 3)
Net income                                  $     -        $  1,318               $ 3,044
Gain arising from settlement agreement        5,463               -                     -
Gain on sale of assets (see below)                -          17,812                     -
                                            -------        --------               -------
                                            $ 5,463        $ 19,130               $ 3,044
                                            =======        ========               =======

      The carrying values of the assets and liabilities related to the discontinued operations were as follows:

                                                           AS AT
                                                       FEBRUARY 28,
                                                           2003
                                                    -------------------
                                                    (Restated - Note 3)
Accounts receivable                                      $  2,653
Inventories                                                24,594
Overburden removal costs                                   23,827
Capital assets                                             48,777
Other assets                                                1,823
                                                         --------
Total assets                                              101,674
                                                         --------

Bank overdraft                                              1,020
Accounts payable and accrued charges                       12,473
Asset retirement obligations                                6,892
Capital leases                                              2,189
Other liabilities                                           1,267
                                                         --------
Total liabilities                                          23,841
                                                         --------
Net assets related to discontinued operations            $ 77,833
                                                         ========

GAIN ON SALE OF ASSETS
Proceeds                                                 $100,801
Overburden removal costs                                  (23,827)
Capital assets                                            (48,777)
Other assets                                               (1,823)
Asset retirement obligations                                6,892
Capital leases                                              2,189
Other liabilities                                           1,267
Liabilities retained by LEP                               (11,820)
Taxes                                                      (6,346)
Selling expenses                                             (744)
                                                         --------
Gain on sale of assets                                   $ 17,812
                                                         ========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      Under the terms and conditions of the sale agreement, LEP retained liabilities relating to severance, under funded pension plans, and accrued reclamation costs in total of $11,820. Under the agreement reached on June 18, 2004 LEP transferred the reclamation liability for the Luscar mine to Elk Valley Coal Partnership. In the fourth quarter of 2004, LEP recognized a gain on the settlement of the severance liability at the Luscar mine. LEP currently retains a liability relating to an under funded pension plan.

      Net cash flows relating to the discontinued operations presented on the statements of cash flows are detailed as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                   2004         2003         2002
                                                  ------      --------      -------
Operating activities                              $ (948)     $ 21,689      $ 2,236
Investing activities                                   -          (313)      (3,667)
Financing activities                                   -       (21,889)       1,204
                                                  ------      --------      -------
Cash flows related to discontinued operations     $ (948)     $   (513)     $  (227)
                                                  ======      ========      =======

      The gain on the Fording settlement agreement of $5,463 for 2004 includes a non-cash gain of $6,047 and a future income tax recovery of $364 which results in cash used in operating activities of $948.

      Included in depreciation and amortization on the LEP consolidated statement of cash flows is nil in 2004 ($959 in 2003 and $7,184 in 2002) from discontinued operations.

6.    INVENTORIES

                          AS AT             AS AT
                      DECEMBER 31,       DECEMBER 31,
                          2004               2003
                      ------------       -------------
Coal at mine            $ 19,012           $ 20,821
Coal at port                 221                933
Mine supplies             20,772             22,062
                        --------           --------
                        $ 40,005           $ 43,816
                        ========           ========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

7.    CAPITAL ASSETS

                                        AS AT DECEMBER 31, 2004             AS AT DECEMBER 31, 2003
                                      ----------------------------       -----------------------------
                                                      ACCUMULATED                         ACCUMULATED
                                                      DEPRECIATION                        DEPRECIATION
                                                          AND                                 AND
                                         COST         AMORTIZATION          COST          AMORTIZATION
                                      ----------      ------------       ----------       ------------
                                                                              (Restated - Note 3)
Producing mining properties           $1,018,634        $ 118,884        $1,010,604         $  66,356
Plant and buildings                       35,723            7,225            31,210             2,123
Equipment                                271,066           21,472           288,135            13,269
Equipment under capital leases            35,880            4,489             9,987               528
Non-producing mining properties            4,280                -             4,280                 -
Intangible assets                        140,078            9,921           140,078             4,636
Asset retirement obligations             100,109           97,530            88,385            80,461
                                      ----------        ---------        ----------         ---------
                                      $1,605,770        $ 259,521        $1,572,679         $ 167,373
                                      ----------        ---------        ----------         ---------
Net book value                                $1,346,249                          $1,405,306
                                      ===========================        ============================

      As part of the disposition of the metallurgical assets to FCCT on February 28, 2003 (as described in note 5), capital assets with a total net book value of $48,072 (cost of $206,890 and accumulated amortization of $158,818) were removed from the above balances in 2003. In the SCAI acquisition (as described in note
4), capital assets with a net book value of $228,264 were acquired (including the $140,078 in royalties that are treated as intangible assets) in 2003.

      Depreciation and amortization of tangible assets provided in the accounts for the year ended December 31, 2004 amounted to $104,543 (2003 - $89,289 and 2002 - $92,271). Included in these amounts is depreciation on capital leases of $3,961 (2003 -$624 and 2002 - $666).

      Concurrent with the implementation of the new accounting rules related to asset retirement obligations, LEP undertook a comprehensive review of the estimated useful lives of capital assets. As a result of this review, the depreciation and amortization of producing mining properties was reduced resulting in a reduction of $10,623 for the 2004 calendar year. The change in estimated useful lives of producing mining properties was treated as a change in accounting estimate and was, therefore, implemented on a prospective basis.

      Amortization of intangible assets provided in the accounts for the year ended December 31, 2004 amounted to $5,285 (2003 - $4,636 and 2002 - nil).
Intangible assets are substantially comprised of royalty generating resource properties. Estimated cumulative amortization of intangibles over the next five years is $26,425 ($5,285 for each of the years 2005-2009). There is a $33,114 residual value associated with undeveloped properties in the intangible assets. The weighted average amortization period is 26 years.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

8.    PENSION

      LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. These defined benefit plans are final-pay plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP provides no other retirement or post-employment benefits.

      The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans:

                                                               AS AT            AS AT             AS AT
                                                            DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                               2004             2003               2002
                                                            ------------     ------------      ------------
Expected long-term rate of return on plan assets                    7.00%            7.00%             7.00%
Discount rate on pension obligations and benefit costs              6.25%            6.25%             7.00%
Rate of compensation increases                               3.50 - 4.50%     3.50 - 4.50%      3.50 - 4.50%
Inflation rate                                               2.50 - 4.00%     2.50 - 4.00%      3.50 - 4.00%
Average remaining service period of active employees        13 - 22 years    13 - 22 years     10 - 15 years

      The long-term rate of return on plan assets assumption is based on a mix of historical market returns from debt and equity securities.

      LEP's net pension plan expense is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      2004          2003          2002
                                                    --------      --------      --------
Current service cost - defined benefit              $  2,482      $  1,958      $  1,577
                     - defined contribution            4,125         4,399         6,133
Interest cost                                          3,669         3,321         3,362
Expected return on plan assets                        (3,487)       (2,918)       (3,822)
Amortization of net actuarial (gain) loss                260        (1,753)           24
Amortization of net transitional obligation                -             -           687
Loss on plan settlement                                    -         1,229             -
Provision for loss on plan transfer                        -             -         3,541
Increase in valuation allowance at end of year           428           769           223
                                                    --------      --------      --------
Net pension plan expense                            $  7,477      $  7,005      $ 11,725
                                                    ========      ========      ========

      Information about LEP's defined benefit pension plans, in aggregate, is as follows:

                                                 YEAR ENDED DECEMBER 31,
                                                   2004          2003
                                                 ---------    ----------
ACCRUED BENEFIT OBLIGATION
Balance, beginning of year                       $  57,242    $   52,683
Current service costs                                2,482         1,958
Interest cost                                        3,669         3,321
Benefits paid                                       (2,050)       (1,492)
Actuarial loss                                       3,584         2,294
Acquisitions, settlements and curtailments               -        (1,522)
                                                 ---------    ----------
Balance, end of period                              64,927        57,242
                                                 ---------    ----------

PLAN ASSETS
Fair value, beginning of year                       49,597        47,929
Actual return on plan assets                         5,363         5,186
Employer contributions                               2,488           750
Benefits paid                                       (2,050)       (1,493)
Acquisitions, settlements and curtailments               -        (2,775)
                                                 ---------    ----------
Fair value, end of period                           55,398        49,597
                                                 ---------    ----------
Funded status - deficit                             (9,529)       (7,645)
Unamortized net actuarial loss                       5,822         4,612
                                                 ---------    ----------
Accrued benefit pension (obligation) asset          (3,707)       (3,033)
Valuation allowance                                 (2,351)       (1,923)
                                                 ---------    ----------
Net accrued benefit pension (obligation) asset   $  (6,058)   $   (4,956)
                                                 =========    ==========

      LEP's most recent funding valuations were prepared as of December 31, 2004, December 31, 2003, March 1, 2003, February 28, 2003 and December 31, 2001
on plan assets and benefit obligations. We will receive the next funding valuations as of December 31, 2006.

      Included in the amounts above are individual defined benefit pension plans with accrued benefit obligations in excess of the fair value of plan assets as follows:

                                            YEAR ENDED DECEMBER, 31
                                         2004          2003       2002
                                       ---------    ---------   --------
Accrued benefit obligations            $  48,404    $  44,106   $ 37,620
Fair value of plan assets                 35,872       33,109     29,421
                                       ---------    ---------   --------
Funded status - deficit                $  12,532    $  10,997   $  8,199
                                       =========    =========   ========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      Approximate asset allocations, by asset category, of LEP's significant pension plans were as follows:

                                             AS AT             AS AT
                          TARGET          DECEMBER 31,      DECEMBER 31,
                        ALLOCATIONS           2004              2003
                        -----------       ------------      ------------
Equity securities           0-70%             67%               74%
Debt securities            30-70%             29%               23%
Other                       0-30%              4%                3%
                           -----             ---               ---
                             100%            100%              100%
                           =====             ===               ===

      LEP's investment policy is to ensure that any funds available for investment as part of the defined benefit plans are invested in a prudent manner, which will provide reasonable investment returns for the beneficiaries of the funds given full consideration of the desired level of risk to be taken on the investment of the funds. The investment portfolio contains a diversified blend of equity and fixed income investments. Investment funds are managed by external fund managers based on policies mandated by the Pension Committee and approved by the LEP Management Committee. Allowable and prohibited investment types are also prescribed in Luscar's investment policy.

      Total cash payments for pensions for 2004, consisting of cash payments made by LEP directly to employees, their beneficiaries or estates, payments to the plans, and payments to a third-party service provider on behalf of the employees was $6,576 (2003 - $6,562)

      Estimated future benefit payments, which reflect expected future service, are expected to paid from either corporate assets or the qualified pension trusts are $2,659 in 2005, $2,760 in 2006, $2,865 in 2007, $2,975 in 2008 and
$3,089 in 2009.

      Approximately $2,500 is expected to be contributed by LEP to the pension plans during 2005.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

9.    EMPLOYEE TERMINATION BENEFITS

      The information provided below relates to provisions for employee terminations made by LEP.

                                                            NUMBER OF
                                                            EMPLOYEES      AMOUNT
                                                            ---------      -------
Balance, December 31, 2001                                     268         $ 2,847
Paid during 2002                                               (86)         (2,184)
Accrued during 2002                                             75           1,645
                                                              ----         -------
Balance, December 31, 2002                                     257         $ 2,308
Paid during 2003                                              (216)        (15,003)
Accrued during 2003                                            197          16,814
                                                              ----         -------
Balance, December 31, 2003                                     238         $ 4,119
Paid during 2004                                               (39)         (1,422)
Accrued during 2004                                             10             433
Adjustment arising from Fording settlement during 2004        (199)         (2,697)
                                                              ----         -------
Balance, December 31, 2004                                      10         $   433
                                                              ====         =======

      2004 severance payments related to corporate organization changes and the suspension of operations at the Obed mine, which were accrued in 2003. During 2004, the remaining severance provision at Luscar mine was settled under the metallurgical coal agreement as production started at the Cheviot mine. The remaining severance provision relates to employees at the Gregg River and Obed mines. The provision related to the Gregg River mine was paid during the first quarter of 2005 and the remaining balance at the Obed mine is expected to be paid within the next two years.

      Severance costs were reported in operating costs, selling, general and administrative expenses and discontinued operations.

10.   OTHER ASSETS

                                                                      AS AT           AS AT
                                                                  DECEMBER 31,     DECEMBER 31,
                                                                      2004             2003
                                                                  ------------     ------------
Deferred financing costs, net of accumulated amortization (a)       $ 13,042         $ 15,469
Deferred items  (b)                                                    8,673            7,367
Pension assets  (c)                                                    2,569            3,423
Investments and other assets (d)                                       3,621            1,445
                                                                    --------         --------
                                                                    $ 27,905         $ 27,704
                                                                    ========         ========

      (a) Deferred financing costs are amortized over the term of the related financing. For the year ended December 31, 2004, amortization in the amount of $2,427 (2003 - $2,436 and 2002 - $2,433) has been provided against deferred financing costs.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      (b) Deferred items include overburden removal costs, deferred reclamation recoveries and deferred project development costs. Overburden removal costs of $2,319 (2003 - $3,567) are charged to earnings at average cost when the coal is produced. Costs incurred related to production forecasted for greater than a year are recorded as long-term assets. Deferred reclamation recoveries of $3,735 (2003 - $3,800) related to deferred reclamation revenue recoverable from domestic customers in the future. Deferred project development costs of $2,620 (2003 - nil) relate to spending on the Bow City project.

      (c) Pension assets relate to pension assets associated with a contract mining operation. For the year ended December 31, 2004, amortization in the amount of $854 (2003 - nil and 2002 -nil) has been provided against pension assets.

      (d) Investments and other assets include real estate properties and prepaid royalties.

11.   LONG-TERM DEBT

                                                                     AS AT             AS AT
                                                                  DECEMBER 31,     DECEMBER 31,
                                                                     2004              2003
                                                                  ------------     ------------
Senior notes, at issue date                                       $    429,660     $    429,660
Cumulative foreign currency translation gain since issue date          (98,670)         (74,250)
                                                                  ------------     ------------
Senior notes, at balance sheet date                                    330,990          355,410

9.625% promissory note, due December 30, 2004                                -           89,300
Less sinking fund                                                            -          (46,191)
                                                                  ------------     ------------
                                                                             -           43,109

Capital lease obligations                                               28,785            8,957

Pension deficit obligation                                               3,120            4,800
                                                                  ------------     ------------
Long-term debt                                                         362,895          412,276
Current portion of long-term debt                                       (7,796)         (46,342)
                                                                  ------------     ------------
                                                                  $    355,099     $    365,934
                                                                  ============     ============

SENIOR NOTES

      On October 10, 2001, LEP issued US$275,000 of 9.75% senior notes due October 15, 2011 ("Senior Notes"). The proceeds of $429,660 from the Senior Notes were used to repay all of LEP's existing bank credit facilities of $349,271, the costs of $16,957 related to the offering, and the balance of $63,432 was retained to finance LEP's ongoing operating and capital requirements. Concurrently, LEP arranged a $100,000 credit facility ("Senior Credit Agreement") with a syndicate of Canadian chartered banks, under which letters of credit totaling $62,000 were issued at that time to replace letters of credit which had been issued under LEP's bank credit facilities.

      The Senior Notes bear interest at 9.75% per annum, which is payable semi-annually commencing April 15, 2002 until the principal amount becomes due on October 15, 2011. The Senior Notes are senior unsecured obligations and will rank equally with all other senior unsecured obligations.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      Under the provisions of the Senior Notes, additional amounts will be payable if payments are subject to withholding or deduction for taxes. The additional amounts will be sufficient such that the net amount received by the holders of the Senior Notes will not be less than the amount the holder would have received if such taxes had not been withheld or deducted. In the event that LEP is obligated to make such deductions or withholdings, LEP will have the option to redeem the Senior Notes for the principal amount.

      LEP has the option to redeem all or a portion of the Senior Notes after October 15, 2006 at a redemption price of 104.875% of the principal amount, declining to 103.250% after October 15, 2007, to 101.625% after October 15, 2008 and at par after October 15, 2009. Prior to October 15, 2006, LEP has the option to redeem all or a portion of the Senior Notes for the principal amount plus an applicable premium equal to the greater of 1% of the principal amount and the excess of: (i) the net present value, at the redemption date, of the redemption price of 104.875% on October 15, 2006 together with all required interest payments through October 15, 2006, computed using a discount rate equal to the yield to maturity of United States Treasury securities maturing on or about October 15, 2006, plus 50 basis points; over (ii) the principal amount of the Senior Notes. Upon the occurrence of a change in control, the holders of Senior Notes may require LEP to purchase the Senior Notes for 101% of the principal amount. To the extent there are excess proceeds from specified types of asset sales, LEP or the holders of Senior Notes may elect to redeem or repurchase a portion of the Senior Notes at 100% of the principal amount.

      The indenture under which the Senior Notes were issued contains covenants which restrict the ability of LEP to (i) incur additional indebtedness and issue equity; (ii) make investments; (iii) declare or pay dividends or other distributions; (iv) incur payment restrictions that other parties may impose;
(v) conduct transactions with affiliates; (vi) make asset sales or use proceeds from permitted asset sales; (vii) incur liens; and (viii) consolidate or merge with, or into, or transfer all or substantially all of an entity's assets, to another person.

      The estimated fair value of the Senior Notes at December 31, 2004 was $360,296 (2003 - $388,540). The fair value of the Senior Notes is determined based upon the quoted market values. This estimated fair value may differ from the amount which could be realized in an immediate settlement of these notes.

SENIOR CREDIT AGREEMENT

      Effective February 4, 2004, LL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115,000, subject to a borrowing base, which included accounts receivable, coal inventories, a $25,000 charge on a dragline, and a general assignment of LL's assets. The facility was split into two tranches, the Reclamation Letter of Credit ("LC") facility and the Working Capital facility. Up to $65,000 of reclamation letters of credit can be issued under the Reclamation LC facility. To date $50,609 of letters of credit, providing reclamation security, have been issued. Under the Working Capital facility, up to $50,000 in advances may be made, including up to $25,000 in letters of credit. As at December 31, 2004, $12,000 in cash and $1,550 in letters of credit had been drawn against this facility. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, taxes, depreciation and amortization ("EBITDA"). The prime rate of our syndicate of banks, as at December 31, 2004 was 4.25% (2003 - 4.50%). The senior credit agreement was renewed January 31, 2005 under substantially the same terms and conditions.

      Prior to the replacement of the credit facilities, as indicated above, LEP and LCL were party to a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base, which included accounts receivable, coal inventories and a $25,000 charge on a dragline. Up to $75,000 of the credit facility was

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

available to secure letters of credit. Interest rates payable or advances under the facility were based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to EBITDA. In November 2003, the senior credit agreement was extended until February 29, 2004 under the same terms and conditions and then replaced February 4, 2004.

      Prior to the replacement of the credit facilities, as indicated above, and as a result of the acquisition of the new thermal coal assets effective October 17, 2003, LEP and LCL assumed SCAI's senior credit agreement with a Canadian chartered bank, consisting of a 364 day operating credit facility that permitted maximum aggregate borrowings of $15,000, guaranteed by a partner of LEP. In November 2003, this facility was extended until February 29, 2004 under the same terms and conditions and then replaced February 4, 2004.

PROMISSORY NOTE

      On December 30, 2004, the promissory note for $89,300 at 9.625% became due and payable. Under the terms of a coal supply agreement, the $39,350 excess of the principal amount over the sinking fund balance was recovered from the Crown Corporation and included in other income in 2004.

      The promissory note was issued to finance the acquisition of the assets, rights and agreements related to the Poplar River mine in conjunction with long-term coal supply agreements with a Crown corporation. The assets, rights and agreements related to the Poplar River mine secure the 9.625% promissory note. The promissory note and the acquired assets are integral to the Poplar River mine coal supply agreement and amounts paid to LEP for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory note. Upon maturity on December 30, 2004, LEP was obligated to repay the promissory note, net of the related sinking fund. Under the provisions of the coal supply agreements, the Crown Corporation was required to immediately reimburse LEP for the repayment as a component of the coal price. Under the terms of the promissory note, LEP was required to make annual sinking fund payments of $893 on the 9.625% promissory note until repayment.

      The sinking fund, which is held by the note trustee as collateral for the promissory note, is primarily invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying value of the sinking fund is based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at December 31, 2004 and December 31, 2003 were $nil and $47,316, respectively.

CAPITAL LEASE OBLIGATIONS

      Capital leases for new equipment totaling $23,799 were entered into for the year ended December 31, 2004 as part of the long-term mine support equipment agreement LEP entered into with Finning (Canada), a division of Finning International Inc., and Kramer Ltd., which involves the leasing of equipment as part of a plan to reduce the maintenance costs and increase equipment utilization.

      Obligations under capital leases on specific mining equipment bear interest at rates ranging from 4.58% to 6.59%, with a weighted average interest rate of 5.16%. These capital leases mature between 2005 and 2009 and are repayable by blended monthly payments of principal and interest. The current portion of long-term debt includes $6,756 for these capital lease obligations.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

PENSION DEFICIT OBLIGATION

      The pension deficit obligation relates to obligations under the Line Creek defined benefit pension plan, which was under funded at the date of transfer to FCCT. Following the completion of an actuarial valuation, the total obligation was determined to be $5,200. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments $1,040 were paid during the second quarter of 2004, after the finalization of the actuarial valuation. The current portion of long-term debt includes $1,040 for this pension deficit obligation.

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                   AS AT DECEMBER 31, 2004
                                                    SENIOR NOTES     DUE TO FCCT     CAPITAL LEASE OBLIGATIONS
                                                    ------------     -----------     -------------------------
2005                                                  $       -         $ 1,040            $  8,086
2006                                                          -           1,040               6,334
2007                                                          -           1,040               7,338
2008                                                          -               -               4,583
2009                                                          -               -               6,056
2010 and thereafter                                     330,990               -                   -
                                                      ---------         -------            --------
                                                      $ 330,990         $ 3,120              32,397
                                                      =========         =======
Less interest included therein                                                                3,612
                                                                                           --------
Present value of minimum capital lease payments                                            $ 28,785
                                                                                           ========

12.   ASSET RETIREMENT OBLIGATIONS

      LEP's estimates of future asset retirement obligations are based on reclamation standards that meet regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives, and amounts to be recovered from other parties. Future reclamation, site restoration, and mine closure costs are estimated to be $147,987. LEP technical personnel review these estimates annually or more frequently as required by regulatory agencies. In connection with future reclamation, site restoration, and mine closure costs, LEP has provided financial assurances of $50,609 in the form of letters of credit to satisfy current regulatory requirements.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      The following are reconciliations of the beginning and ending liabilities for asset retirement obligations for the years shown.

                                                            YEAR ENDED DECEMBER 31,
                                                         2004               2003
                                                      -----------     ------------------
                                                                      (Restated - Note 3)
(in thousands of Canadian dollars)
Asset retirement obligations, beginning of period     $   108,338         $  106,645
Additional liabilities incurred                            10,205             12,713
Accretion expense                                           7,104              6,888
Liabilities settled                                       (26,875)           (17,908)
Revisions in estimated cash flows                           1,511                  -
                                                      -----------         ----------
Asset retirement obligations, end of period           $   100,283         $  108,338
Less current portion                                      (23,576)           (17,829)
                                                      -----------         ----------
                                                      $    76,707         $   90,509
                                                      ===========         ==========

      Key assumptions on which the carrying amount of the asset retirement obligations is based are as follows:

   (i)   Total undiscounted amount of the estimated cash flow - $147,987

   (ii) Expected timing of payment of cash flows is based on the life of mine plans and will be incurred between the current period and 2053. Approximately $46,640 of the estimated undiscounted cash flows will be spent on reclamation activities in the next five years with a majority of the remaining balance spent on site restoration and mine closure costs as the mine sites or related power plants close or when the coal reserves are exhausted.

   (iii) Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value assuming a credit-adjusted risk-free rate of approximately 6 per cent on average.

13.   FOREIGN CURRENCY TRANSLATION

      Foreign current translation gains and losses consist of the following:

                                                       YEAR ENDED DECEMBER 31,
                                                    2004        2003          2002
                                                 ---------    ---------    ---------
Foreign currency translation (gain) loss on:
   Senior Notes                                  $ (24,420)   $ (78,980)   $  (3,685)
   US dollar cash balances                             751        1,650          232
   Working capital balances                             26       (2,103)        (568)
                                                 ---------    ---------    ---------
                                                 $ (23,643)   $ (79,433)   $  (4,021)
                                                 =========    =========    =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

14.   INTEREST EXPENSE

      Interest expense (income) consists of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                    2004         2003        2002
                                                 ---------    ---------    ---------
Senior Notes                                     $  34,803    $  37,308    $  42,092
Promissory notes net of sinking fund interest        5,655        7,775       10,117
income
Capital leases                                         928          237          252
Reclamation security                                 3,917        2,239        3,369
Financial instruments [note 21]                          -         (240)         330
Investment income                                        -       (1,614)      (1,543)
Income tax reassessments                                 -            -       (1,799)
Other                                                   34          783         (102)
                                                 ---------    ---------    ---------
                                                 $  45,337    $  46,488    $  52,716
                                                 =========    =========    =========

      Interest expense on promissory notes for the year ended December 31, 2004 is net of $2,940 in income earned on the related sinking fund assets ($3,689 for the year ended December 31, 2003 and $4,215 for the year ended December 31,
2002).

15.   OTHER INCOME

      Other income consists of the following:

                                                                     YEAR ENDED DECEMBER 31,
                                                           2004             2003                     2002
                                                        ---------    --------------------     -------------------
                                                                      (Restated - Note 3)     (Restated - Note 3)
Gain on settlement of promissory note                   $ (39,350)       $ (21,379)               $      -
Gain on settlement of asset retirement obligations         (7,642)            (192)                   (580)
Gain on disposal of capital assets                         (4,126)            (539)                 (1,242)
Insurance premium refund                                   (2,706)               -                       -
Recovery of reclamation services                           (1,717)               -                       -
Net pension plan expense                                    1,079            4,556                   2,361
Deferred exploration                                        1,449            1,285                   1,978
Recovery of crown royalties                                     -           (1,460)                 (1,202)
Distributions from FCCT                                         -           (5,988)                      -
Settlement for coal conveyor                                    -                -                 (10,100)
Other expenses (income)                                       281            2,621                  (1,171)
                                                        ---------        ---------                --------
                                                        $ (52,732)       $ (21,096)               $ (9,956)
                                                        =========        =========                ========

      Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

16.   INCOME TAXES

      The components of the net future income tax liability are as follows:

                                                                        AS AT                AS AT
                                                                     DECEMBER 31,        DECEMBER 31,
                                                                         2004                2003
                                                                     ------------     -------------------
                                                                                      (Restated - Note 3)
Future income tax liabilities
          Capital assets                                               $ 344,423           $ 373,179
          Overburden removal costs                                         1,632               2,624
          Deferred financing costs deducted for tax in excess of
          accounting deductions                                            2,236               1,511
          Accounting pension surplus                                       4,415               3,691
          Other                                                           18,694              13,521
                                                                       ---------           ---------
                                                                         371,400             394,526
                                                                       ---------           ---------

Future income tax assets
          Asset retirement obligations and other items not
          currently deductible                                            33,283              33,397
          Net capital losses carried forward                                 712                 732
          Net operating losses carried forward                             2,321               1,726
          Accounting pension liability                                     6,830               5,789
          Deferred financing costs deductible for tax purposes               394                   -
          Other                                                                -               2,350
                                                                       ---------           ---------
                                                                          43,540              43,994
                                                                       ---------           ---------
Net future income tax liability                                          327,860             350,532
Less: current portion of future income tax liabilities                    (4,850)             (3,896)
                                                                       ---------           ---------
                                                                       $ 332,710           $ 354,428
                                                                       =========           =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      The provisions for future income taxes differs from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes. This difference is explained below:

                                                                    YEAR ENDED DECEMBER 31,
                                                           2004              2003                    2002
                                                        ---------     -------------------     -------------------
                                                                      (Restated - Note 3)     (Restated - Note 3)
Earnings (loss) from continuing operations
before income taxes                                     $  43,140         $  33,665               $ (26,971)
Statutory income tax rate                                   40.91%            42.43%                  43.40%
                                                        ---------         ---------               ---------
Expected tax payment (recovery)                            17,649            14,284                 (11,705)
Effect on income tax of:
             Flow through of income tax
             recoveries from subsidiary                   (33,663)          (74,947)                (38,854)
             Excess of statutory resource allowance
             over non-deductible Crown charges             (6,127)           (4,010)                 (4,843)
             Large corporations tax                         2,736             3,448                   2,460
                                                        ---------         ---------               ---------
Income tax recovery                                     $ (19,405)        $ (61,225)              $ (52,942)
                                                        =========         =========               =========

Current                                                     2,736             3,448                   1,400
Future                                                    (22,141)          (64,673)                (54,342)
                                                        ---------         ---------               ---------
Income tax recovery                                     $ (19,405)        $ (61,225)              $ (52,942)
                                                        =========         =========               =========

      LEP's subsidiary companies have the following deductions available to claim against future taxable income:

                                     MAXIMUM           YEAR ENDED
                                     ANNUAL           DECEMBER 31,
                                  RATE OF CLAIM           2004
                                  -------------       ------------
Undepreciated capital cost              25%            $ 222,274
Canadian development expense            30%              145,727
Canadian exploration expense           100%                6,137
Deferred financing expense              20%                7,603
Other                                   10%                6,802
                                                       ---------
                                                       $ 388,543
                                                       =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

      LEP's subsidiary companies have non-capital losses carried forward which expire in the following years:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      2004
                                                                  ------------
2005                                                                $      -
2006                                                                       -
2007                                                                       -
2008                                                                   1,401
2009                                                                   2,038
2010                                                                   1,411
2011                                                                       -
2012                                                                       -
2013                                                                       -
2014                                                                   1,672
                                                                    --------
                                                                    $  6,522
                                                                    ========

      The income tax benefits of the above items have been recognized in the accounts.

17.   RELATED PARTY TRANSACTIONS

      LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both Sherritt and Teachers for all third-party costs incurred in connection with LEP's offer to acquire securities of LCIF. During the year ended December 31, 2004, LEP incurred $871 (2003 - $1,139 and 2002 -$403) for such services and costs which are included in selling, general and administrative expenses. As at December 31, 2004, due to related parties included $402 (2003 - $1,236) for transactions with Sherritt.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

18.   REVENUES

      LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Revenue from discontinued operations has been removed.

      Disclosures with respect to geographic areas are as follows:

                                             YEAR ENDED                      YEAR ENDED                    YEAR ENDED
                                          DECEMBER 31, 2004               DECEMBER 31, 2003             DECEMBER 31, 2002
                                     ---------------------------     ---------------------------     ---------------------------
                                     REVENUES     TONNES SHIPPED     REVENUES     TONNES SHIPPED     REVENUES     TONNES SHIPPED
                                     --------     --------------     --------     --------------     --------     --------------
Geographic areas
      Total export                   $ 74,033          1,454         $ 64,613          1,610         $ 93,822           2,163
      Canada                          426,770         37,076          311,447         22,146          347,764          31,391
                                     --------         ------         --------         ------         --------          ------
LCL                                   500,803         38,530          376,060         23,756          441,586          33,554
      Foreign exchange contracts            -              -                -              -            1,481               -
                                     --------         ------         --------         ------         --------          ------
LEP                                  $500,803         38,530         $376,060         23,756          443,067          33,554
                                     ========         ======         ========         ======         ========          ======

      Export coal sales are generally denominated in United States currency.

      Revenues are derived from significant customers and in many cases, substantially all production from a particular mine is sold to one customer. The number of customers each accounting for more than 10 percent of revenue, is as follows:

                                YEAR ENDED                           YEAR ENDED                             YEAR ENDED
                            DECEMBER 31, 2004                     DECEMBER 31, 2003                     DECEMBER 31, 2002
                     ---------------------------------     --------------------------------      ---------------------------------
                     REVENUES      NUMBER OF CUSTOMERS     REVENUES     NUMBER OF CUSTOMERS      REVENUES      NUMBER OF CUSTOMERS
                     --------      -------------------     --------     -------------------      --------      -------------------
Major customers      $332,687               3              $237,909              2               $305,934               3

      Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under export insurance programs provided by a government agency or secured by letters of credit.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

19.   JOINT VENTURES

      LEP had conducted a portion of its exploration, development and mining operations through its 50 percent interests in the Cardinal River joint venture (which operated the Luscar mine and Cheviot project) and the Line Creek joint venture (which operated the Line Creek mine). A portion of LEP's cash flow from operations, operating margin, and capital expenditures was derived from the joint ventures. LEP's share of operating expenses related to mining activities were included in the cost of inventories and charged to operations.

      During the first quarter of 2003, LEP exchanged its interests in Cardinal River joint venture and Line Creek joint venture for units in the FCCT (see Note 5 - Discontinued Operations).

                                                                  AS AT            AS AT
                                                              DECEMBER 31,      DECEMBER 31,
                                                                  2004              2003
                                                              ------------      ------------
Share of assets and liabilities of joint ventures
          Current assets                                        $      -         $       -
          Current liabilities                                          -                 -
                                                              -----------        ---------
          Working capital                                              -                 -
          Capital assets, net of accumulated amortization              -                 -
          Asset retirement obligations                                 -                 -
          Obligations under capital leases                             -                 -
          Accrued pension benefit obligation                           -                 -
                                                                --------         ---------
                                                                $      -         $       -
                                                                --------         ---------

                                                                 YEAR ENDED DECEMBER 31,
                                                         2004           2003             2002
                                                        -------      ------------     ----------
                                                                       (for the
                                                                      period of
                                                                      January 1-
                                                                     February 28)
Share of expenses and cash flows of joint ventures
   Revenue                                              $     -      $    29,258      $  154,047
   Expenses                                                   -           27,002         148,417

Cash flows from:
   Operations                                           $     -      $    21,689      $    2,236
   Investing activities                                       -             (313)         (3,667)
   Financing activities                                       -          (21,889)          1,204

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

20.   STATEMENT OF CASH FLOWS

      The consolidated statement of cash flows has been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

                                                               YEAR ENDED DECEMBER 31,
                                                       2004             2003             2002
                                                     ---------        ---------        ---------
Changes in non-cash working capital
   Accounts receivable                               $  9,866         $  5,585         $ 30,392
   Inventories                                          3,811           42,905          (15,735)
   Overburden removal costs                             1,512           (2,188)          (1,179)
   Prepaid expenses                                    (1,869)           1,537              412
   Trade accounts payable and accrued charges           6,006              311           (3,609)
   Accrued interest payable                              (533)          (1,605)          (1,146)
   Accrued payroll and employee benefits                 (338)          (1,696)          (3,792)
   Income taxes                                        (2,150)           1,435            5,045
                                                     --------         --------         --------
                                                     $ 16,305         $ 46,284         $ 10,388
                                                     ========         ========         ========

21.   FINANCIAL INSTRUMENTS

      Unless otherwise disclosed, the fair value of financial instruments approximates the carrying value of these financial statements.

Currency Risk

      Forward currency exchange contracts were utilized to manage the risk associated with future revenue flows denominated in United States dollars. Revenue matched to such forward currency exchange contracts was recorded at the related contract exchange rates in the period the contracts were settled. In 2002 foreign exchange contracts were used to partially offset the foreign exchange fluctuations on United States dollar denominated sales. Subsequent to 2002, LEP is not party to any forward currency exchange contracts.

      Throughout 2003 and 2004, LEP was exposed to foreign exchange fluctuations on its United States dollar denominated sales and interest expense on its Senior Notes.

Credit Risk

      The Company provides credit to its customers in the normal course of operation. Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export programs or secured by letters of credit.

Interest Rate Risk

      The long-term debt bears fixed interest rates and consequently, the cash flow exposure is not significant.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

DERIVATIVE FINANCIAL INSTRUMENTS

      LEP generally does not enter into derivative financial instruments for foreign currency, interest and energy. However, LEP assumed certain financial instruments as part of its acquisition of Luscar effective May 11, 2001. The financial instruments were recorded as liabilities to reflect their fair value on the acquisition date.

      LEP was party to an interest rate swap with a Canadian chartered bank, which matured on December 31, 2003, was originally entered into by LCL to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. At May 11, 2001, LEP acquired the interest rate swap and recorded the swap at fair value. The carrying value of the swap was amortized over the remaining term of the swap because the swap was used to hedge floating interest rates on long-term bank debt. Therefore, the amortization of the interest rate swap and net settlements were recorded as interest expense on long-term bank debt. On October 10, 2001, LEP repaid the entire floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the fair value and net settlements under the interest rate swap are recorded as other interest expense.

      During the year ended December 31, 2004, LEP recorded no interest expense (2003 - recovery of $240; 2002 - expense of $330) related to the amortization and revaluation of the interest rate swap.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements of LEP have been prepared in accordance with Canadian GAAP, which differs from United States GAAP in the following respects:

A.    STATEMENT OF EARNINGS AND PARTNERS' EQUITY

                                                                YEAR ENDED            YEAR ENDED          YEAR ENDED
                                                                DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                                   2004                  2003                2002
                                                                ------------     -------------------  -------------------
                                                                                 (Restated - Note 3)  (Restated - Note 3)
Net earnings from continuing operations under
   Canadian GAAP                                                  $  62,545           $  94,890             $  25,971
Impact of United States GAAP:
   Cost of sales - Asset retirement obligations (a)                       -                   -               (11,486)
   Other income - Gain on asset retirement obligations (a)           (1,812)              2,529                  (580)
   Asset retirement obligations depreciation expense (a)             (3,168)                409                11,824
   Asset retirement obligations accretion expense (a)                  (806)             (1,356)                6,314
   Income tax rate change (b)                                        (1,246)             (1,246)               (1,246)
   Pension valuation allowance (c)                                      428                (260)                  654
   Derivative financial instruments (d)                                (161)                161                     -
   Earnings from SCAI operations (f)                                      -              20,535                     -
                                                                  ---------           ---------             ---------
Earnings from continuing operations
    before undernoted                                                55,780             115,662                31,451
                                                                  ---------           ---------             ---------
Cumulative effect of the application of asset
    retirement obligations for US GAAP (a)                                -             (47,060)                    -
Income tax recovery (expense)                                         2,816              12,669                (2,333)
Earnings from discontinued operations                                 5,463              19,130                 3,044
                                                                  ---------           ---------             ---------
Net earnings under United States GAAP                             $  64,059           $ 100,401             $  32,162
                                                                  ---------           ---------             ---------

Partners' equity, beginning of year                                 641,276             542,513               510,351
Distributions to partners                                           (66,068)            (33,962)                    -
Earnings from SCAI operations (f)                                         -             (17,637)                    -
Net equity contribution from acquisition of SCAI [note 4]                 -              49,961                     -
                                                                  ---------           ---------             ---------
Partners' equity, end of year                                     $ 639,267           $ 641,276             $ 542,513
                                                                  =========           =========             =========

B.    STATEMENT OF COMPREHENSIVE INCOME (LOSS)

      Comprehensive income is measured in accordance with the FASB's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The measurement of comprehensive income is not currently required under Canadian GAAP.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

      LEP's comprehensive income (loss) determined in accordance with United States GAAP would be as follows:

                                                        YEAR ENDED         YEAR ENDED              YEAR ENDED
                                                       DECEMBER 31,       DECEMBER 31,            DECEMBER 31,
                                                           2004               2003                    2002
                                                       ------------    -------------------     -------------------
                                                                       (Restated - Note 3)     (Restated - Note 3)
(i) CURRENT YEARS
Net earnings under United States GAAP                    $  64,059           $ 100,401              $  32,162
Other comprehensive income (loss) net of tax:
  Minimum pension liability adjustment (c)                  (2,783)              1,384                 (1,533)
                                                         ---------           ---------              ---------
Comprehensive income under United States GAAP            $  61,276           $ 101,785              $  30,629
                                                         =========           =========              =========

(ii) ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                               $    (149)          $  (1,533)             $       -
Change for the year                                         (2,783)              1,384                 (1,533)
                                                         ---------           ---------              ---------
Balance, end of year                                     $  (2,932)          $    (149)             $  (1,533)
                                                         =========           =========              =========

C.    CONSOLIDATED BALANCE SHEET

      LEP's consolidated balance sheet determined in accordance with United States GAAP would be as follows:

                                                                         AS AT DECEMBER 31,
                                                                     2004                2003
                                                                 ------------     -------------------
                                                                                  (Restated - Note 3)
Assets
    Current assets                                               $   120,560           $   139,078
    Capital assets (a), (b)                                        1,366,243             1,426,797
    Other assets (e)                                                  27,905                73,895
                                                                 -----------           -----------
                                                                 $ 1,514,708           $ 1,639,770
                                                                 ===========           ===========

Liabilities and partners' equity
    Current liabilities (e)                                      $    78,602           $   164,440
    Current portion of asset retirement obligations (a)               23,576                17,829
    Long-term debt                                                   355,099               365,934
    Accrued pension benefit obligations (c)                            8,669                 3,293
    Asset retirement obligations (a)                                  69,555                77,822
    Future income taxes (a), (b), (c), (d)                           342,872               369,325
    Partners' equity                                                 639,267               641,276
    Accumulated other comprehensive loss                              (2,932)                 (149)
                                                                 -----------           -----------
                                                                 $ 1,514,708           $ 1,639,770
                                                                 ===========           ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a)   ASSET RETIREMENT OBLIGATIONS

      In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). LEP adopted SFAS 143 on January 1, 2003. LEP adopted the Canadian GAAP standards for asset retirement obligations under CICA HB section 3110 effective January 1, 2004 and retroactively restated the Canadian GAAP results to account for this policy change. The Canadian and US standards for asset retirement obligations are substantially the same; however due to the difference in adoption dates, different assumptions were used to determine the liability amount. This resulted in differences in the asset and liability balances on adoption and will result in different depreciation and accretion charges over time.

      The following is a reconciliation of the beginning and ending liability balances for the corresponding periods for asset retirement obligations as determined in accordance with United States GAAP:

                                                                                                         YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                                 2004                  2003
                                                                                              -----------           -----------
Asset retirement obligations, opening balance                                                 $   95,651            $   94,507
Additional liabilities incurred                                                                   11,188                11,730
Accretion expense                                                                                  7,910                 8,244
Liabilities settled                                                                              (25,062)              (18,830)
Revisions in estimated cash flows                                                                  3,444                     -
                                                                                              ----------            ----------
Asset retirement obligations, ending balance                                                  $   93,131            $   95,651
                                                                                              ==========            ==========

      If the change had occurred on January 1, 2002, the cumulative effect would have been to increase capital assets by $1,046, decrease future income taxes by $17,809, increase asset retirement obligations by $54,890 as at December 31, 2002 as well as recording a cumulative effect adjustment of $35,035 as a charge to earnings in the year ended December 31, 2002. The total amount of recognized asset retirement obligation liabilities would have been $106,735 at December 31, 2001. For the year ended December 31, 2002 the effect of adopting SFAS 143 in addition to the cumulative effect would have been an increase in net earnings of $3,835.

(b)   INCOME TAX RATE CHANGE

      A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 but was not enacted until the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates was reflected in the LCIF purchase price equation in 2001. However, under United States GAAP net earnings for the period ended December 31, 2001 included $13,388 related to the benefit of the tax rate reduction.

      Under United States GAAP, capital assets increase by $20,383 (2003 - $21,629) and future income tax liabilities increase by $9,071 (2003 - $9,625) at December 31, 2004. Net earnings for the year ended December 31, 2004 includes $692, net of tax of $554, (2003 - $692, net of tax of $554, and 2002 - $692, net
of tax of $554) of amortization expense related to the corresponding asset.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(c)   PENSION PLANS

      Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Earnings and Partner's Equity. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LEP retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, for the year ended December 31, 2004, LEP's earnings under United States GAAP have been increased by $253, net of tax of $175, (a decrease to earnings in 2003 of $144, net of tax of $116, and an increase to earnings in 2002 of $654).

      United States GAAP requires the recognition of a minimum pension liability for defined benefit plans. The initial recognition and related adjustments to the minimum pension liability are reflected in comprehensive income. For the year ended December 31, 2004, LEP decreased comprehensive income by $2783 (an increase in 2003 of $1,384 and a decrease in 2002 of $1,533).

(d)   DERIVATIVE FINANCIAL INSTRUMENTS

      Under United States GAAP, LEP adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133") as amended. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value regardless of the purpose and intent of holding them. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivatives change in fair value is recognized in earnings immediately. LEP has not designated any instruments as hedges for United States GAAP purposes.

      As at December 31, 2004, LEP's final energy purchase contracts expired. The impact of the derivative financial instruments on the LEP financial statements was a decrease to LEP earnings of $91, net of tax of $70, in 2004 compared with an increase to LEP earnings of $91, net of tax of $70, in the year ended December 31, 2003 and no impact on LEP earnings in the year ended December 31, 2002.

(e)   PROMISSORY NOTE

      Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted unless a right of offset exists. A right of offset requires that each of two parties owe the other determinable amounts and that the reporting party has the right to offset the amount with the amount owed by the other party. The sinking fund, which has been setoff against the promissory note under Canadian GAAP, does not qualify for offsetting under United States GAAP. The sinking fund is therefore reflected as other assets under United States GAAP, whereas it is a debit to current liabilities under Canadian GAAP in 2003, however as the promissory note was settled in December 2004, there is no such adjustment required in 2004.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(f)   INCOME FROM SCAI

      On October 17, 2003 LCL acquired 100% of the shares of Sherritt Coal Acquisition Inc. ("SCAI") a wholly owned subsidiary of Sherritt Coal Partnership II ("SCPII"). LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. United States GAAP requires the financial statements of the receiving entity to report the results of operations for the period in which the transaction occurred as though the transaction had occurred at the beginning of the period. As a result, the net income of SCAI of $ 17,637, net of taxes of $2,898, for the period January 1, 2003 to October 16, 2003 has been included in earnings with a corresponding reduction in partners' equity. Financial statements presented for prior years are required to be restated to furnish comparative information during periods in which common control existed. For the period October 24, 2002, the date SCAI was incorporated, to December 31, 2002 SCAI had no operations and therefore the impact on 2002 results was nil. Since the SCAI acquisition was completed in 2003, the results from the SCAI assets for the year ended December 31, 2004 are the same under both Canadian and US GAAP.

(g)   RECENTLY RELEASED ACCOUNTING STANDARDS

      FIN 46R - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a foreign private issuer, and based on our interpretation of the revised transition guidance, we are required to adopt the guidance in FIN 46(R) for the current period ending December 31, 2004. LEP has thoroughly assessed the implications of this standard and have concluded that its adoption does not have an impact on the LEP financial statements.

      In June 2003, the CICA issued a comparable pronouncement, Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 is effective for reporting periods beginning on or after November 1, 2004 and will be adopted by Luscar for the quarter ended March 31, 2005. LEP management has concluded that the adoption of the Canadian guideline will, similar to the adoption of FIN 46(R) as evidenced in this note, have no impact on the LEP financial statements.

      In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5, "Implicit Variable Interests under FIN 46(R)" ("FSP FIN 46R-5"). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in variable interest entities or potential variable interest entities when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46R. LEP management is currently assessing the impact of the adoption of FSP FIN 46R-5 on its results of operations and financial condition.

      SAB 104 - REVENUE RECOGNITION

      In December 2003, the SEC issued Staff Accounting Bulletin 104, "Revenue Recognition" ("SAB 104"). SAB 104 revises or rescinds certain guidance included in previously issued staff accounting bulletins in order to

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations relating to revenue recognition. This bulletin was effective immediately upon issuance.

      In December 2003, the CICA issued Emerging Issues Committee Abstract 141, "Revenue Recognition" ("EIC 141"), that incorporates the principles and summarizes the guidance in the SEC's Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). The abstract also provides interpretative guidance on the application of CICA Handbook Section 3400, "Revenue". This abstract has been applied prospectively commencing January 1, 2004. LEP's revenue recognition policies comply with EIC 141, SAB 101, and SAB 104 therefore the adoption of these new pronouncements had no impact on LEP's financial statements.

      SFAS 151 - INVENTORY COSTS

      In November 2004, the FASB issued SFAS 151, "Inventory Costs" ("SFAS 151"), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. The Standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. LEP does not believe that the application of SFAS 151 will have an impact on the consolidated financial statements under US GAAP.

      SFAS 153 - EXCHANGES OF NON-MONETARY ASSETS

      In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets" ("SFAS 153"), which deals with the accounting for the exchanges of non-monetary assets and is an amendment of APB 29. SFAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. This Standard is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. LEP management does not believe that the application of SFAS 153 will have an impact on the consolidated financial statements, under US GAAP.

      FIN 47 - ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that the term Conditional Asset Retirement Obligation, as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. LEP management is reviewing the Interpretation to determine the potential impact, if any, on its consolidated financial statements.

      EIC 150 - DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE

      In December 2004, the EIC issued abstract 150, "Determining Whether an Arrangement Contains a Lease", ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

arrangements entered into or modified after January 1, 2005. Equivalent guidance in U.S. GAAP has already been adopted by the Company. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

      CICA HB 3855, 1530 & 3865 - FINANCIAL INSTRUMENTS, COMPREHENSIVE INCOME AND HEDGES

      In January 2005, the CICA issued Section 3855, "Financial Instruments - Recognition and Measurement," Section 1530, "Comprehensive Income", and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for LEP under Canadian GAAP, the new standards will introduce the concept of comprehensive income to Canadian GAAP, a concept LEP has been following under U.S. GAAP. Items such as the minimum pension liability adjustment, mark-to-market adjustments on derivative instruments, as well as other items potentially included in comprehensive income under US GAAP will now be treated the same way under Canadian GAAP when these standards become effective in 2007.

      SFAS 154 - ACCOUNTING CHANGES AND ERROR CORRECTIONS

      In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements -- An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005, and is therefore required to be adopted by LEP for the year beginning on January 1, 2006. LEP management is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated financial statements, under US GAAP, but does not expect it to have a material impact.

      EMERGING ISSUES TASK FORCE COMMITTEE

      During 2004, the Emerging Issues Task Force ("EITF") formed a committee to evaluate certain mining industry accounting issues.

      EITF 04-2 - WHETHER MINERAL RIGHTS ARE TANGIBLE OR INTANGIBLE ASSETS

      EITF 04-2 was issued in 2004 and concludes that mineral rights, which are defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits, are tangible assets. This consensus was effective in the third quarter of 2004 and had no impact on the classification of such assets in these financial statements for US GAAP.

      EITF 04-3 - VALUATION AND IMPAIRMENT OF MINERAL ASSETS

      In March 2004, the EITF reached a consensus that the authoritative guidance under SFAS 141 requires a purchaser to assign value based on the estimated fair values of the assets at the date of acquisition. Since the value beyond proven and probable reserves (as well as any anticipated market price fluctuations) is considered in the purchase price, the related value should be assigned to the mining assets. For testing impairment, it also requires companies to consider assumptions used in developing its internal budgets and projections when testing the mining assets for impairment. The consensus regarding the amount to allocate to mining assets in a

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

business combination and testing mining assets for impairment must be completed prospectively after March 31, 2004. The consensus reached by the EITF on this issue did not impact LEP's current operations, under US GAAP.

      EITF 04-6 - ACCOUNTING FOR STRIPPING COSTS INCURRED DURING PRODUCTION IN THE MINING INDUSTRY

      During 2004, deliberations began on EITF 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method.

      A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP.

      In March 2005, the EITF reached a consensus on this issue and concluded that stripping costs incurred after production has commenced are a component of inventory cost subject to the provisions of American Institute of Certified Public Accountants Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing." Based upon this consensus, these stripping costs should be considered costs of inventory under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. We are currently evaluating the impact of EITF 04-6 on our financial statements, but LEP management does not believe that the conclusions reached on this issue will impact our current treatment of stripping costs.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION OF GUARANTORS

      On October 10, 2001, LCL issued US$275,000 of 9.75% senior notes due October 15, 2011 ("Senior Notes"). The Senior Notes were issued as a single series of securities under an indenture dated as of October 10, 2001 among LCL, as issuer, LEP, LCIF, LL and 3718492 Coal Ltd., as guarantors, and JP Morgan Chase Bank N.A. (formerly Bank One Trust Company, N.A.), as trustee.

      The Senior Notes are LCL's general unsecured obligations, and are pari passu in right of payment with any of our future indebtedness and are unconditionally guaranteed by LEP and all of its material subsidiaries other than LCL. Each guarantee of the Senior Notes is a general unsecured obligation of the guarantor and is pari passu in right of payment with any future senior indebtedness of that guarantor. Each subsidiary guarantor is owned 100%, either directly or indirectly, by LEP, the parent company guarantor. All guarantees are full and unconditional and all guarantees are joint and several.

      The condensed consolidated information that follows reflects the summarized financial information for LCL as the issuer of the Senior Notes as well as each of the guarantors. The information for LL presented below includes the results of its subsidiary, 3718492 Coal Ltd., since 3718492 Coal Ltd. is considered a minor subsidiary and has no independent assets or operations. The information that follows is presented in accordance with Canadian GAAP, but also includes a reconciliation of the information in each column to US GAAP with further details regarding the differences provided in this note as well as note 22 of these consolidated financial statements.

      The condensed consolidating information is provided for the year ended December 31, 2004, as well as the comparative years ended on December 31, 2003 and December 31, 2002.

CONDENSED CONSOLIDATING BALANCE SHEET

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

                                                                        AS AT DECEMBER 31, 2004
                                        ----------------------------------------------------------------------------------------
                                        LUSCAR ENERGY      LUSCAR         LUSCAR      LUSCAR COAL   CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)       PARTNERSHIP      COAL LTD.        LTD.       INCOME FUND      ENTRIES          LEP
                                        -------------   ------------   ------------   -----------   -------------   ------------
                                            Parent      Senior Notes    Subsidiary    Subsidiary
                                          Guarantor        Issuer        Guarantor     Guarantor
ASSETS
Cash and cash equivalents                $       (45)   $       120    $    14,729    $     2,414   $          -    $    17,218
Other current assets                             284             93        103,042             16            (93)       103,342
Investment in related parties                494,058              -              -        613,128     (1,107,186)             -
Loan receivable from LL                            -        330,990              -              -       (330,990)             -
Notes receivable from LCL                    298,605              -              -              -       (298,605)             -
Capital assets                                     -        576,943        792,967              -        (23,661)     1,346,249
Other assets                                   9,000          9,425         18,147            333         (9,000)        27,905
                                         -----------    -----------    -----------    -----------    -----------    -----------
                                         $   801,902    $   917,571    $   928,885    $   615,891    $(1,769,535)   $ 1,494,714
                                         ===========    ===========    ===========    ===========    ===========    ===========
LIABILITIES AND PARTNERS' EQUITY
Credit facility                          $         -    $         -    $    12,000    $         -    $         -    $    12,000
Promissory notes due to LEP                        -              -        298,605              -       (298,605)             -
Other current liabilities                    (90,319)        (4,866)       179,478          6,229           (344)        90,178
Long-term debt                                     -        330,990         24,109              -              -        355,099
Convertible debentures                             -              -              -         96,053        (96,053)             -
Intercompany loan due to LCL                       -              -        330,990              -       (330,990)             -
Subordinated notes due to LCIF                     -              -        642,969              -       (642,969)             -
Other long-term liabilities                        -        201,141        218,591              -         (4,257)       415,475
                                         -----------    -----------    -----------    -----------    -----------    -----------
                                             (90,319)       527,265      1,706,742        102,282     (1,373,218)       872,752
Partners' equity                             892,221        390,306       (777,857)       513,609       (396,317)       621,962
                                         -----------    -----------    -----------    -----------    -----------    -----------
                                         $   801,902    $   917,571    $   928,885    $   615,891    $(1,769,535)   $ 1,494,714
                                         ===========    ===========    ===========    ===========    ===========    ===========

Total assets - Canadian GAAP             $   801,902    $   917,571    $   928,885    $   615,891    $(1,769,535)   $ 1,494,714
Asset retirement obligations assets
(a)                                                -              -           (389)             -              -           (389)
Income tax rate change (b)                    20,383              -              -              -              -         20,383
Comprehensive revaluation (d)                      -              -          2,774              -         (2,774)             -
                                         -----------    -----------    -----------    -----------    -----------    -----------
Total assets - US GAAP                   $   822,285    $   917,571    $   931,270    $   615,891    $(1,772,309)   $ 1,514,708
                                         ===========    ===========    ===========    ===========    ===========    ===========

Total liabilities - Canadian GAAP        $   (90,319)   $   527,265    $ 1,706,742    $   102,282    $(1,373,218)   $   872,752
Asset retirement obligations (a)                   -              -         (5,091)             -              -         (5,091)
Income tax rate change (b)                     9,071              -              -              -              -          9,071
Pension valuation allowance (c)                    -              -         (1,291)             -              -         (1,291)
Minimum pension liability (c)                      -              -          1,881              -          1,051          2,932
Comprehensive revaluation (d)                      -              -         13,259              -        (13,259)             -
                                         -----------    -----------    -----------    -----------    -----------    -----------
Total liabilities - US GAAP              $   (81,248)   $   527,265    $ 1,715,500    $   102,282    $(1,385,426)   $   878,373
                                         ===========    ===========    ===========    ===========    ===========    ===========

Total partners' equity - Canadian GAAP   $   892,221    $   390,306    $  (777,857)   $   513,609    $  (396,317)   $   621,962
Changes in retained earnings relating
to:
Asset retirement obligations (a)                   -              -          4,702              -              -          4,702
Income tax rate change (b)                    11,312              -              -              -              -         11,312
Pension valuation allowance (c)                    -              -          1,291              -              -          1,291
Minimum pension liability (c)                      -              -         (1,881)             -         (1,051)        (2,932)
Comprehensive revaluation (d)                      -              -        (10,485)             -         10,485              -
                                         -----------    -----------    -----------    -----------    -----------    -----------
Total partners' equity - US GAAP         $   903,533    $   390,306    $  (784,230)   $   513,609    $  (386,883)   $   636,335
                                         ===========    ===========    ===========    ===========    ===========    ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                        AS AT DECEMBER 31, 2003
                                    ------------------------------------------------------------------------------------------------
                                    LUSCAR ENERGY       LUSCAR            LUSCAR        LUSCAR COAL     CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)   PARTNERSHIP       COAL LTD.           LTD.         INCOME FUND        ENTRIES          LEP
                                    -------------    -------------     ------------     -----------     -------------   ------------
                                        Parent        Senior Notes      Subsidiary      Subsidiary
                                      Guarantor          Issuer          Guarantor       Guarantor
ASSETS
Cash and cash equivalents            $        26      $       128      $    19,037      $     2,559      $         -     $    21,750
Other current assets                         184               93          116,890                -                -         117,167
Investment in related parties            466,670                -                -          585,127       (1,051,797)              -
Loan receivable from LL                        -          355,410                -                -         (355,410)              -
Notes receivable from LCL                298,605                -                -                -         (298,605)              -
Capital assets                                 -          608,068          820,035                -          (22,797)      1,405,306
Other assets                               9,000           (2,950)          29,708              946           (9,000)         27,704
                                     -----------      -----------      -----------      -----------      -----------     -----------
                                     $   774,485      $   960,749      $   985,670      $   588,632      $(1,737,609)    $ 1,571,927
                                     ===========      ===========      ===========      ===========      ===========     ===========
LIABILITIES AND PARTNERS' EQUITY
Credit facility                      $         -      $         -      $    12,000      $         -      $         -     $    12,000
Promissory notes due to LEP                    -                -          298,605                -         (298,605)              -
Other current liabilities                (47,874)          (2,853)         168,910            6,358             (463)        124,078
Long-term debt                                 -          355,410           10,524                -                -         365,934
Convertible debentures                         -                -                -           96,053          (96,053)              -
Intercompany loan due to LCL                   -                -          355,410                -         (355,410)              -
Subordinated notes due to LCIF                 -                -          642,969                -         (642,969)              -
Other long term liabilities                    -          219,259          235,669                -           (5,035)        449,893
                                     -----------      -----------      -----------      -----------      -----------     -----------
                                         (47,874)         571,816        1,724,087          102,411       (1,398,535)        951,905
PARTNERS' EQUITY                         822,359          388,933         (738,417)         486,221         (339,074)        620,022
                                     -----------      -----------      -----------      -----------      -----------     -----------
                                     $   774,485      $   960,749      $   985,670      $   588,632      $(1,737,609)    $ 1,571,927
                                     ===========      ===========      ===========      ===========      ===========     ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                AS AT DECEMBER 31, 2003
                                      ----------------------------------------------------------------------------------
                                        LUSCAR
                                        ENERGY       LUSCAR       LUSCAR      LUSCAR COAL   CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)    PARTNERSHIP   COAL LTD.      LTD.       INCOME FUND     ENTRIES           LEP
                                      -----------   ---------   -----------   -----------   -------------   ------------
                                                      Senior
                                        Parent        Notes      Subsidiary    Subsidiary
                                       Guarantor      Issuer     Guarantor     Guarantor
Total assets - Canadian GAAP           $ 774,485    $ 960,749   $   985,670    $ 588,632    $ (1,737,609)   $ 1,571,927
Asset retirement obligations
assets (a)                                     -            -          (138)           -               -           (138)
Income tax rate change (b)                21,629            -             -            -               -         21,629
Comprehensive revaluation (d)                  -            -         3,638            -          (3,638)             -
Promissory note (e)                            -            -        46,191            -               -         46,191
Derivative financial
instruments (g)                                -            -           161            -               -            161
                                       ---------    ---------   -----------    ---------    ------------    -----------
Total assets - US GAAP                 $ 796,114    $ 960,749   $ 1,035,522    $ 588,632    $ (1,741,247)   $ 1,639,770
                                       =========    =========   ===========    =========    ============    ===========

Total liabilities - Canadian GAAP      $ (47,874)   $ 571,816   $ 1,724,087    $ 102,411    $ (1,398,535)   $   951,905
Asset retirement obligations (a)               -            -        (8,259)           -               -         (8,259)
Income tax rate change (b)                 9,625            -             -            -               -          9,625
Pension valuation allowance (c)                -            -        (1,038)           -               -         (1,038)
Minimum pension liability (c)                  -            -           137            -              12            149
Comprehensive revaluation (d)                  -            -        13,141            -         (13,141)             -
Promissory note (e)                            -            -        46,191            -               -         46,191
Derivative financial
instruments (g)                                -            -            70            -               -             70
                                       ---------    ---------   -----------    ---------    ------------    -----------
Total liabilities - US GAAP            $ (38,249)   $ 571,816   $ 1,774,329    $ 102,411    $ (1,411,664)   $   998,643
                                       =========    =========   ===========    =========    ============    ===========

Total partners' equity -
Canadian GAAP                          $ 822,359    $ 388,933   $  (738,417)   $ 486,221    $   (339,074)   $   620,022
Changes in retained earnings
relating to:
Asset retirement obligations (a)               -            -         8,121            -               -          8,121
Income tax rate change (b)                12,004            -             -            -               -         12,004
Pension valuation allowance (c)                -            -         1,038            -               -          1,038
Minimum pension liability (c)                  -            -          (137)           -             (12)          (149)
Comprehensive revaluation (d)                  -            -        (9,503)           -           9,503              -
Earnings from SCAI operations (f)              -            -             -            -               -              -
Derivative financial instruments (g)           -            -            91            -               -             91
                                       ---------    ---------   -----------    ---------    ------------    -----------
Total partners' equity - US GAAP       $ 834,363    $ 388,933   $  (738,807)   $ 486,221    $   (329,583)   $   641,127
                                       =========    =========   ===========    =========    ============    ===========

(a)   ASSET RETIREMENT OBLIGATIONS

      In June 2001, the FASB approved SFAS 143, "Accounting for Asset Retirement Obligations". LEP adopted SFAS 143 on January 1, 2003. LEP adopted the Canadian GAAP standards for asset retirement obligations under CICA HB section 3110 effective January 1, 2004 and retroactively restated the Canadian GAAP results to account for this policy change. The Canadian and US standards for asset retirement obligations are substantially the same; however due to the difference in adoption dates, different assumptions were used to determine the liability amount. This resulted in differences in the asset and liability balances on adoption and will result in different depreciation and accretion charges over time.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

(b)   INCOME TAX RATE CHANGE

      A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 but was not enacted until the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates was reflected in the LCIF purchase price equation in 2001. Under United States GAAP, capital assets at LEP increased by $20,383 (2003 - $21,629) and future income tax liabilities at LEP increased by $9,071 (2003 - $9,625) at December 31, 2004.

(c)   PENSION PLANS

      Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Earnings. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LEP retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Under United States GAAP, pension liabilities at LEP decreased by $2,351 (2003 - $1,923) and future income tax liabilities at LEP increased by $1,060 (2003 - $885) at December 31, 2004.

      United States GAAP requires the recognition of a minimum pension liability for defined benefit plans. The initial recognition and related adjustments to the minimum pension liability are reflected in comprehensive income. For the year ended December 31, 2004, LEP decreased comprehensive income by $2,783 (an increase to comprehensive income in 2003 of $1,384 and a decrease to comprehensive income in 2002 of $1,533).

(d)   COMPREHENSIVE REVALUATION

      Under Canadian GAAP the application of pushdown accounting to reflect the comprehensive revaluation of an acquired entity's assets and liabilities is optional in preparing the acquired entity's financial statements. Under United States SEC requirements, purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities of the entity and the entity's financial statements must be prepared on a pushed-down basis thereafter. As a result of the acquisition of control of LCIF and LCL, effective May 11, 2001 for accounting purposes, United States GAAP requires the Canadian GAAP consolidated financial statements to be adjusted for those assets, liabilities, revenues and expenses impacted by the pushed down acquisition adjustments. Sherritt and Teachers did not incur debt to finance the capitalization of the partnership.

      As a result of the acquisition adjustments required by United States GAAP, the assets, liabilities and partners' equity of LL as at December 31, 2004 and December 31, 2003 were impacted as follows. The impact of these changes in the LEP financial statements is eliminated upon consolidation.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                            AS AT           AS AT
                                                                         DECEMBER 31,    DECEMBER 31,
                                                                            2004            2003
                                                                         ------------    ------------
BALANCE SHEET
Increase (decrease):
Capital assets - mining properties                                       $     2,774     $     3,638
Pension liabilities                                                           (4,256)         (5,054)
Accrued liabilities                                                             (867)           (867)
Future income tax liability                                                   18,382          19,062
Retained earnings - push down adjustment                                     (52,686)        (52,686)
Retained earnings - post acquisition affect of push down on earnings          42,201          43,183

(e)   PROMISSORY NOTE

      Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted unless a right of offset exists. A right of offset requires that each of two parties owe the other determinable amounts and that the reporting party has the right to offset the amount with the amount owed by the other party. The sinking fund, which has been setoff against the promissory note under Canadian GAAP, does not qualify for offsetting under United States GAAP. The sinking fund is therefore reflected as other assets under United States GAAP, whereas it is a debit to current liabilities under Canadian GAAP in 2003, however as the promissory note was settled in December 2004, there is no such adjustment required in 2004.

(f)   INCOME FROM SCAI

      On October 17, 2003 LCL acquired 100% of the shares of SCAI, a wholly owned subsidiary of SCPII. LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. United States GAAP requires the financial statements of the receiving entity to report the results of operations for the period in which the transaction occurred as though the transaction had occurred at the beginning of the period. As a result, the net income of SCAI of $ 17,637, net of taxes of $2,898, for the period January 1, 2003 to October 16, 2003 has been included in earnings with a corresponding reduction in partners' equity.

(g)   DERIVATIVE FINANCIAL INSTRUMENTS

      Under United States GAAP, LEP adopted SFAS 133 as amended. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value regardless of the purpose and intent of holding them. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivatives change in fair value is recognized in earnings immediately. LEP has not designated any instruments as hedges for United States GAAP purposes.

      On December 31, 2004, LEP's final energy purchase contracts expired. As a result, the derivative financial instruments had no impact on the LEP balance sheet as at December 31, 2004, compared with an increase to current assets of $161 and an increase to future income taxes of $70 as at December 31, 2003.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

                                                                        YEAR ENDED DECEMBER 31, 2004
                                          -----------------------------------------------------------------------------------------
                                          LUSCAR ENERGY       LUSCAR          LUSCAR     LUSCAR COAL   CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)         PARTNERSHIP      COAL LTD.          LTD.      INCOME FUND      ENTRIES           LEP
                                          -------------    ------------    ----------    -----------   -------------   ------------
                                             Parent        Senior Notes    Subsidiary    Subsidiary
                                            Guarantor         Issuer        Guarantor    Guarantor
REVENUE                                      $      -        $      -      $  500,803     $      -      $       -        $500,803
EXPENSES AND OTHER INCOME
   Cost of sales                                    -               -         350,355            -              -         350,355
   Selling, general and administrative
   expenses                                     1,471               -          16,662            -              -          18,133
   Equity in net earnings of related
   parties                                    (27,388)        (39,385)              -      (28,001)        94,774               -
   Depreciation and amortization                    -          32,940          78,692          613            864         113,109
   Asset retirement obligations
   accretion                                        -               -           7,104            -              -           7,104
   Foreign currency translation
   gain                                             -               -         (23,643)           -              -         (23,643)
   Intercompany interest expense
   (income)                                   (43,945)        (37,257)         81,202            -              -               -
   Interest expense                                 -          34,803          10,534            -              -          45,337
   Other (income) expense                           -           1,100         (54,822)           -            990         (52,732)
                                             --------        --------      ----------     --------      ---------        --------
EARNINGS FROM CONTINUING
OPERATIONS BEFORE TAXES                        69,862           7,799          34,719       27,388        (96,628)         43,140
Income tax recovery                                 -         (20,202)            797            -              -         (19,405)
                                             --------        --------      ----------     --------      ---------        --------
NET EARNINGS FROM
CONTINUING OPERATIONS                          69,862          28,001          33,922       27,388        (96,628)         62,545
Discontinued operations                             -               -           5,463            -              -           5,463
                                             --------        --------      ----------     --------      ---------        --------
NET EARNINGS FOR THE YEAR                    $ 69,862        $ 28,001      $   39,385     $ 27,388      $ (96,628)       $ 68,008
                                             ========        ========      ==========     ========      =========        ========

Net earnings - Canadian GAAP                 $ 69,862        $ 28,001      $   39,385     $ 27,388      $ (96,628)       $ 68,008
Asset retirement obligations (a)                    -               -          (5,786)           -              -          (5,786)
Income tax rate change (b)                     (1,246)              -               -            -              -          (1,246)
Pension valuation allowance (c)                     -               -             428            -              -             428
Comprehensive revaluation (d)                       -               -          (1,662)           -          1,662               -
Derivative financial instruments (e)                -               -             197            -           (358)           (161)
Income tax recovery                               554               -           2,872            -           (610)          2,816
                                             --------        --------      ----------     --------      ---------        --------
Net earnings - US GAAP                       $ 69,170        $ 28,001      $   35,434     $ 27,388      $ (95,934)       $ 64,059
                                             ========        ========      ==========     ========      =========        ========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23. CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                        YEAR ENDED DECEMBER 31, 2003
                                           -----------------------------------------------------------------------------------------
                                           LUSCAR ENERGY      LUSCAR         LUSCAR      LUSCAR COAL    CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)          PARTNERSHIP      COAL LTD.        LTD.       INCOME FUND       ENTRIES           LEP
                                           -------------   ------------    ----------    -----------    -------------   ------------
                                             Parent        Senior Notes    Subsidiary     Subsidiary
                                            Guarantor         Issuer        Guarantor     Guarantor
REVENUE                                      $       -                     $  376,060     $       -       $       -       $ 376,060
EXPENSES AND OTHER INCOME
   Cost of sales                                     -                        268,925             -               -         268,925
   Selling, general and administrative
    expenses                                     1,871                         22,378            13               -          24,262
   Equity in net earnings of related
   parties                                     (82,673)       (69,858)              -       (83,146)        235,677               -
   Depreciation and amortization                     -         43,790          51,082           613             876          96,361
   Asset retirement obligations
   accretion                                         -                          6,888             -               -           6,888
   Foreign currency translation gain                 -                        (79,433)            -               -         (79,433)
   Intercompany interest expense
   (income)                                    (16,755)       (39,986)         56,741             -               -               -
   Interest expense (income)                    (1,614)        37,308          10,794             -               -          46,488
   Other income                                    (85)         1,100         (24,590)         (153)          2,632         (21,096)
                                             ---------       --------      ----------     ---------       ---------       ---------
EARNINGS FROM CONTINUING
OPERATIONS BEFORE TAXES                         99,256         27,646          63,275        82,673        (239,185)         33,665
Income tax recovery                                  -        (55,500)         (5,725)            -               -         (61,225)
                                             ---------       --------      ----------     ---------       ---------       ---------
NET EARNINGS FROM CONTINUING
OPERATIONS                                      99,256         83,146          69,000        82,673        (239,185)         94,890
Discontinued operations                              -                            858             -          18,272          19,130
                                             ---------       --------      ----------     ---------       ---------       ---------
NET EARNINGS FOR THE YEAR                    $  99,256       $ 83,146      $   69,858     $  82,673       $(220,913)      $ 114,020
                                             =========       ========      ==========     =========       =========       =========

Net earnings - Canadian GAAP                 $  99,256       $ 83,146      $   69,858     $  82,673       $(220,913)      $ 114,020
Asset retirement obligations (a)                     -              -           1,582             -               -           1,582
Income tax rate change (b)                      (1,246)             -               -             -               -          (1,246)
Pension valuation allowance (c)                      -              -            (260)            -               -            (260)
Comprehensive revaluation (d)                        -              -          (3,707)            -           3,707               -
Derivative financial instruments (e)                 -              -            (197)            -             358             161
Earnings from SCAI operations (f)                    -              -          20,535             -               -          20,535
Cumulative effect of the application of
asset
retirement obligations for US GAAP (a)               -              -         (47,060)            -               -         (47,060)
Income tax recovery                                554              -          13,830             -          (1,715)         12,669
                                             ---------       --------      ----------     ---------       ---------       ---------
Net earnings from continuing operations
under US GAAP                                   98,564         83,146          54,581        82,673        (218,563)        100,401
Discontinued operations - US GAAP:
Comprehensive revaluation (d)                        -              -          10,506             -         (10,506)              -
                                             ---------       --------      ----------     ---------       ---------       ---------
Net earnings - US GAAP                       $  98,564       $ 83,146      $   65,087     $  82,673       $(229,069)      $ 100,401
                                             =========       ========      ==========     =========       =========       =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                     YEAR ENDED DECEMBER 31, 2002
                                         --------------------------------------------------------------------------------------
                                         LUSCAR ENERGY    LUSCAR          LUSCAR     LUSCAR COAL   CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)        PARTNERSHIP    COAL LTD.         LTD.      INCOME FUND     ENTRIES           LEP
                                         -------------   ------------   ----------   -----------   -------------   ------------
                                             Parent      Senior Notes   Subsidiary   Subsidiary
                                           Guarantor       Issuer       Guarantor     Guarantor
REVENUE                                    $       -      $       -     $  441,586    $       -     $     1,481     $ 443,067
EXPENSES AND OTHER INCOME
   Cost of sales                                   -              -        317,132            -               -       317,132
   Selling, general and administrative
   expenses                                      832              -         12,259           58               -        13,149
   Equity in net loss of related
   parties                                    35,170         43,224              -       57,095        (135,489)            -
   Depreciation and amortization                   -         43,790         54,624          613          (4,323)       94,704
   Asset retirement obligations
   accretion                                       -              -          6,314            -               -         6,314
   Write-down of capital assets                    -              -         42,791            -         (42,791)            -
   Foreign currency translation gain               -              -         (4,021)           -               -        (4,021)
   Intercompany interest expense
   (income)                                   (9,666)       (45,111)        76,880      (22,596)            493             -
   Interest expense (income)                  (1,543)        42,092         12,167            -               -        52,716
   Other (income) expense                         34          1,100         (5,350)           -          (5,740)       (9,956)
                                           ---------      ---------     ----------    ---------     -----------     ---------
EARNINGS (LOSS) FROM CONTINUING
OPERATIONS BEFORE TAXES                      (24,827)       (85,095)       (71,210)     (35,170)        189,331       (26,971)
Income tax recovery                                -        (28,000)       (24,942)           -               -       (52,942)
                                           ---------      ---------     ----------    ---------     -----------     ---------
NET EARNINGS (LOSS) FROM CONTINUING
OPERATIONS                                   (24,827)       (57,095)       (46,268)     (35,170)        189,331        25,971
Discontinued operations                            -              -          3,044            -               -         3,044
                                           ---------      ---------     ----------    ---------     -----------     ---------
NET EARNINGS (LOSS) FOR THE YEAR           $ (24,827)     $ (57,095)    $  (43,224)   $ (35,170)    $   189,331     $  29,015
                                           =========      =========     ==========    =========     ===========     =========

Net earnings (loss) - Canadian GAAP        $ (24,827)     $ (57,095)    $  (43,224)   $ (35,170)    $   189,331     $  29,015
Asset retirement obligations (a)                   -              -          6,072            -               -         6,072
Income tax rate change (b)                    (1,246)             -              -            -               -        (1,246)
Pension valuation allowance (c)                    -              -            654            -               -           654
Comprehensive revaluation (d)                      -              -         52,821            -         (52,821)            -
Derivative financial instruments (e)               -              -         (3,974)           -           3,974             -
Income tax recovery (expense)                    554              -        (25,938)           -          23,051        (2,333)
                                           ---------      ---------     ----------    ---------     -----------     ---------
Net earnings (loss) - US GAAP              $ (25,519)     $ (57,095)    $  (13,589)   $ (35,170)    $   163,535     $  32,162
                                           =========      =========     ==========    =========     ===========     =========

(a)   ASSET RETIREMENT OBLIGATIONS

      In June 2001, the FASB approved SFAS 143, "Accounting for Asset Retirement Obligations". LEP adopted SFAS 143 on January 1, 2003. LEP adopted the Canadian GAAP standards for asset retirement obligations under CICA HB section 3110 effective January 1, 2004 and retroactively restated the Canadian GAAP results to account for this policy change. The Canadian and US standards for asset retirement obligations are substantially the same; however due to the difference in adoption dates, different assumptions were used to determine the liability amount. This resulted in differences in the asset and liability balances on adoption and will result in different depreciation and accretion charges over time.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

(b)   INCOME TAX RATE CHANGE

      A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 but was not enacted until the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates was reflected in the LCIF purchase price equation in 2001. Net earnings for the year ended December 31, 2004 at LEP includes $692, net of tax of $554, (2003 - $692, net of tax of $554, and 2002 - $692, net of tax of $554) of
amortization expense related to the corresponding asset.

(c)   PENSION PLANS

      Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Earnings and Partner's Equity. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LEP retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, for the year ended December 31, 2004, LEP's earnings under United States GAAP have been increased by $253, net of tax of $175, (a decrease to earnings in 2003 of $144, net of tax of $116, and an increase to earnings in 2002 of $654).

(d)   COMPREHENSIVE REVALUATION

      Under Canadian GAAP the application of pushdown accounting to reflect the comprehensive revaluation of an acquired entity's assets and liabilities is optional in preparing the acquired entity's financial statements. Under United States SEC requirements, purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities of the entity and the entity's financial statements must be prepared on a pushed-down basis thereafter. As a result of the acquisition of control of LCIF and LCL, effective May 11, 2001 for accounting purposes, United States GAAP requires the Canadian GAAP consolidated financial statements to be adjusted for those assets, liabilities, revenues and expenses impacted by the pushed down acquisition adjustments. Sherritt and Teachers did not incur debt to finance the capitalization of the partnership.

As a result of the acquisition adjustments required by United States GAAP, revenues and expenses for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 were impacted as follows. The impact of these changes in the LEP financial statements is eliminated upon consolidation.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                  YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                     2004            2003            2002
                                                                 ------------    ------------    ------------
STATEMENT OF EARNINGS
Increase (decrease) in earnings from continuing operations:
Depreciation and amortization - mining properties                 $     (864)     $     (876)     $   47,115
Pension expenses                                                        (798)         (2,831)          5,706
                                                                  ----------      ----------      ----------
Increase (decrease) in earnings before tax impact                     (1,662)         (3,707)         52,821
Future income tax provision                                              680           1,575         (24,773)
                                                                  ----------      ----------      ----------
Net impact on earnings from continuing operations                       (982)         (2,132)         28,048
Increase (decrease) in earnings from discontinued operations:
Gain on sale of met assets                                                 -          18,272               -
Future income tax provision                                                -          (7,766)              -
                                                                  ----------      ----------      ----------
Net impact on earnings from discontinued operations                        -          10,506               -

                                                                  ----------      ----------      ----------
Net impact on statement of earnings                               $     (982)     $    8,374      $   28,048
                                                                  ==========      ==========      ==========

(e)   DERIVATIVE FINANCIAL INSTRUMENTS

      Under United States GAAP, LEP adopted SFAS 133 as amended. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value regardless of the purpose and intent of holding them. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivatives change in fair value is recognized in earnings immediately. LEP has not designated any instruments as hedges for United States GAAP purposes.

      As at December 31, 2004, LEP's final energy purchase contracts expired. The impact of the derivative financial instruments on the LEP statement of earnings was a decrease to LEP earnings of $91, net of tax of $70, in 2004 compared with an increase to LEP earnings of $91, net of tax of $70, in the year ended December 31, 2003 and no impact on LEP earnings in the year ended December 31, 2002.

(f)   INCOME FROM SCAI

      On October 17, 2003 LCL acquired 100% of the shares of SCAI, a wholly owned subsidiary of SCPII. LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. United States GAAP requires the financial statements of the receiving entity to report the results of operations for the period in which the transaction occurred as though the transaction had occurred at the beginning of the period. As a result, the net income of SCAI of $ 17,637, net of taxes of $2,898, for the period January 1, 2003 to October 16, 2003 has been included in earnings with a corresponding reduction in partners' equity.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.  CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

(c) CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                           YEAR ENDED DECEMBER 31, 2004
                                            ----------------------------------------------------------------------------------------
                                            LUSCAR ENERGY      LUSCAR         LUSCAR      LUSCAR COAL   CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)           PARTNERSHIP     COAL LTD.         LTD.       INCOME FUND      ENTRIES           LEP
                                            -------------   ------------    ----------    -----------   -------------   ------------
                                               Parent       Senior Notes    Subsidiary    Subsidiary
                                              Guarantor        Issuer       Guarantor      Guarantor
OPERATING ACTIVITIES
Net earnings for the year                     $  69,862      $  28,001      $  39,385      $  27,388      $ (96,628)     $  68,008
Non-cash items:
   Depreciation and amortization                      -         32,940         78,692            613            864        113,109
   Asset retirement obligations accretion             -              -          7,104              -              -          7,104
   Future income taxes                                -        (20,245)        (2,427)             -              -        (22,672)
   Foreign currency translation gain                  -              -        (23,669)             -              -        (23,669)
   Equity pickup                                (27,388)       (39,385)             -        (28,001)        94,774              -
   Gain on disposal of capital assets                 -              -         (4,126)             -              -         (4,126)
   Gain on settlement of ARO                          -              -         (7,642)             -              -         (7,642)
   Gain on Fording settlement                         -              -         (6,047)             -              -         (6,047)
   Pension expense in excess of funding               -          1,100           (776)             -            778          1,102
   Other                                              -              -         (3,305)             -              -         (3,305)
Asset retirement obligations costs                    -              -        (17,045)             -              -        (17,045)
Change in non-cash working capital              (42,545)        (2,419)        61,202           (145)           212         16,305
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                    (71)            (8)       121,346           (145)             -        121,122
                                              ---------      ---------      ---------      ---------      ---------      ---------
INVESTING ACTIVITIES
Capital asset purchases                               -              -        (16,310)             -              -        (16,310)
Proceeds on disposal of capital assets                -              -          5,262              -              -          5,262
Other assets                                          -              -         (2,620)             -              -         (2,620)
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                      -              -        (13,668)             -              -        (13,668)
                                              ---------      ---------      ---------      ---------      ---------      ---------
FINANCING ACTIVITIES
Repayments of long-term debt                          -              -        (46,235)             -              -        (46,235)
Distribution to partners                              -              -        (65,000)             -              -        (65,000)
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                      -              -       (111,235)             -              -       (111,235)
                                              ---------      ---------      ---------      ---------      ---------      ---------

Change in cash and cash equivalents                 (71)            (8)        (3,557)          (145)             -         (3,781)
Effect of foreign exchange rate changes
on cash and cash equivalents                          -              -           (751)             -              -           (751)
Cash and cash equivalents,
beginning of year                                    26            128         19,037          2,559              -         21,750
                                              ---------      ---------      ---------      ---------      ---------      ---------
Cash and cash equivalents, end of year        $     (45)     $     120      $  14,729      $   2,414      $       -      $  17,218
                                              =========      =========      =========      =========      =========      =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                                 YEAR ENDED DECEMBER 31, 2003
                                             ---------------------------------------------------------------------------------------
                                             LUSCAR ENERGY     LUSCAR         LUSCAR       LUSCAR COAL   CONSOLIDATING  CONSOLIDATED
(in thousands of Canadian dollars)            PARTNERSHIP     COAL LTD.         LTD.       INCOME FUND      ENTRIES         LEP
                                             -------------   ------------   ----------     -----------   -------------  ------------
                                                Parent       Senior Notes   Subsidiary     Subsidiary
                                               Guarantor       Issuer        Guarantor      Guarantor
OPERATING ACTIVITIES
Net earnings for the year                      $  99,256      $  83,146      $  69,858      $  82,673      $(220,913)     $ 114,020
Non-cash items:
   Depreciation and amortization                       -         43,790         52,041              -          1,489         97,320
   Asset retirement obligations accretion              -              -          6,888              -              -          6,888
   Future income taxes                                 -        (55,549)        (1,839)             -              -        (57,388)
   Foreign currency translation gain                   -              -        (77,330)             -              -        (77,330)
   Equity pickup                                 (82,673)       (69,858)             -        (83,146)       235,677              -
   Gain on disposal of capital assets                  -              -         (6,252)             -        (18,272)       (24,524)
   Gain on settlement of ARO                           -              -           (192)             -              -           (192)
   Pension expense in excess of funding                -          1,100          1,534              -          2,859          5,493
   Other                                               -              -         (3,462)             -            (21)        (3,483)
Asset retirement obligations costs                     -              -        (16,071)             -              -        (16,071)
Change in non-cash working capital                13,745         (2,656)        33,103          2,911           (819)        46,284
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                  30,328            (27)        58,278          2,438              -         91,017
                                               ---------      ---------      ---------      ---------      ---------      ---------
INVESTING ACTIVITIES
Capital asset purchases                                -              -        (25,005)             -              -        (25,005)
SCAI asset transfer                              (70,000)             -              -              -              -        (70,000)
Promissory notes acquired from partners         (298,605)             -              -              -              -       (298,605)
Credit facility acquired                               -              -        (12,000)             -              -        (12,000)
Cash acquired                                          -              -          1,356              -              -          1,356
Proceeds on disposal of capital assets                 -              -          1,068              -              -          1,068
Other assets                                           -              -          4,279              -              -          4,279
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                (368,605)             -        (30,302)             -              -       (398,907)
                                               ---------      ---------      ---------      ---------      ---------      ---------
FINANCING ACTIVITIES
Operating line of credit                               -              -         12,000              -              -         12,000
Financial instruments                                  -              -         (2,702)             -              -         (2,702)
Long-term debt issued                                  -              -            712              -              -            712
Repayments of long-term debt                           -              -        (24,038)             -              -        (24,038)
Distribution to partners                         (27,000)             -              -              -              -        (27,000)
Equity contribution from partners                298,605              -              -              -              -        298,605
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                 271,605              -        (14,028)             -              -        257,577
                                               ---------      ---------      ---------      ---------      ---------      ---------

Change in cash and cash equivalents              (66,672)           (27)        13,948          2,438              -        (50,313)
Effect of foreign exchange rate on
cash and cash equivalents                              -              -         (1,650)             -              -         (1,650)
Cash and cash equivalents, beginning of year      66,698            155          6,739            121              -         73,713
                                               ---------      ---------      ---------      ---------      ---------      ---------
Cash and cash equivalents, end of year         $      26      $     128      $  19,037      $   2,559      $       -      $  21,750
                                               =========      =========      =========      =========      =========      =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

                                                                          YEAR ENDED DECEMBER 31, 2002
                                          ----------------------------------------------------------------------------------------
                                          LUSCAR ENERGY      LUSCAR         LUSCAR      LUSCAR COAL   CONSOLIDATING   CONSOLIDATED
(in thousands of Canadian dollars)         PARTNERSHIP     COAL LTD.         LTD.       INCOME FUND      ENTRIES           LEP
                                          -------------   ------------    ----------    -----------   -------------   ------------
                                             Parent       Senior Notes    Subsidiary    Subsidiary
                                            Guarantor        Issuer       Guarantor      Guarantor
OPERATING ACTIVITIES
Net earnings (loss) for the year            $ (24,827)     $ (57,095)     $ (43,224)     $ (35,170)     $ 189,331      $  29,015
Non-cash items:
   Depreciation and amortization                    -         43,790         61,808            613         (4,323)       101,888
   Write-down of capital assets                     -              -         42,791              -        (42,791)             -
   Accretion expense                                               -          6,314                                        6,314
   Future income taxes                              -        (29,339)       (23,603)             -              -        (52,942)
   Foreign currency translation gain                -              -         (3,453)             -              -         (3,453)
   Equity pickup                               35,170         43,224              -         57,095       (135,489)             -
   Gain on disposal of capital assets               -              -         (1,242)             -              -         (1,242)
   Gain on asset retirement obligations                            -           (580)                                        (580)
   Pension expense in excess of funding             -          1,100          9,058              -         (5,719)         4,439
   Financial instruments                            -              -         (2,704)             -         (1,502)        (4,206)
   Interest income on sinking funds                 -              -         (4,215)             -              -         (4,215)
   Other                                            -              -              1              -              5              6
Asset retirement obligations costs                                 -        (16,826)                                     (16,826)
Change in non-cash working capital            (31,923)        (1,530)        39,724          3,629            488         10,388
                                            ---------      ---------      ---------      ---------      ---------      ---------
                                              (21,580)           150         63,849         26,167              -         68,586
                                            ---------      ---------      ---------      ---------      ---------      ---------
INVESTING ACTIVITIES
Capital asset purchases                             -              -        (51,035)             -              -        (51,035)
Proceeds on disposal of capital assets              -              -          1,894              -              -          1,894
Other investments                                   -              -         (1,096)             -              -         (1,096)
                                            ---------      ---------      ---------      ---------      ---------      ---------
                                                    -              -        (50,237)             -              -        (50,237)
                                            ---------      ---------      ---------      ---------      ---------      ---------
FINANCING ACTIVITIES
Deferred financing costs incurred                   -              -         (1,640)             -              -         (1,640)
Convertible debenture                           3,947              -              -         (3,947)             -              -
Repayments of long-term debt                        -              -         (3,095)             -              -         (3,095)
Distribution to LEP                            22,162              -              -        (22,162)             -              -
                                            ---------      ---------      ---------      ---------      ---------      ---------
                                               26,109              -         (4,735)       (26,109)             -         (4,735)
                                            ---------      ---------      ---------      ---------      ---------      ---------

Change in cash and cash equivalents             4,529            150          8,877             58              -         13,614
Effect of foreign exchange rate changes
on cash and cash equivalents                        -              -           (232)             -              -           (232)
Cash and cash equivalents,
beginning of year                              62,169              5         (1,906)            63              -         60,331
                                            ---------      ---------      ---------      ---------      ---------      ---------
Cash and cash equivalents, end of year      $  66,698      $     155      $   6,739      $     121      $       -      $  73,713
                                            =========      =========      =========      =========      =========      =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

24.   GUARANTEES

      During 2003, LEP adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantee contracts are disclosed within the notes to the LEP consolidated financial statements.

      In conjunction with the disposition of the metallurgical coal assets (as described in note 5 of our consolidated financial statements), LEP retained certain liabilities in respect of the metallurgical coal assets. These included:

      - Site restoration liabilities for certain closed mines and previously mined areas. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. These liabilities were settled in 2004 as a result of the June 18, 2004 settlement agreement. As part of the settlement, the Corporation was required to pay $1.6 million to completely settle this matter.

      - Severance liabilities for employees in anticipation of the permanent shutdown of the Luscar mine in combination with a decision not to proceed with the Cheviot project. These extend to February 2005, up to a maximum of approximately $2.2 million. In the fourth quarter of 2004, the Corporation's residual liability was removed reflecting the commencement of production from the Cheviot lands during this period and LEP has no further obligation with respect to this matter.

      - Employment liabilities for former employees arising from operations prior to the transfer and severance obligations for other former employees not hired by the purchaser, for which no liability has been recorded by LEP.

      - General indemnities were given for negligence and claims arising prior to the transfer. In addition, indemnities were provided to the purchaser and a joint venture partner in respect of a transfer of a portion of the metallurgical coal assets between entities controlled by LEP immediately preceding the closing of the Fording Arrangement. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

      In connection with a borrowing facility, we have provided an indemnity in respect of transactions related to the extension of credit and environmental indemnities in respect of our properties to the lender. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

      As a result of the Manalta Coal acquisition in 1998, Luscar assumed an indemnity agreement for a subsidiary of Manalta called Chinook Coals that was the grantor of an indemnity agreement on a land sale to Sarcee Holdings. The agreement stipulates that Chinook Coals will assume any responsibility or liability for the mine shaft and mine site that is underneath the land that was sold; as well as indemnifying Sarcee Holdings for any current or future claims that could arise - effectively the buyer is fully released from any responsibility therefore. This agreement is valid and enforceable until 2086. No amounts have been accrued with respect to these indemnities.

      An environmental indemnity was included as part of the asset sales agreement, when we sold the Specialty Products division in September 2003. We, as the vendor, have indemnified the purchaser of and from any and all damages, losses, obligations and liabilities which may be suffered or incurred as a result of any environmental contamination or condition that existed prior to the Closing date of the sale. This indemnity exists regardless of whether the condition is known to the parties at the time of agreement or not. An environmental site

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2004

(in thousands, except for per unit amounts)

assessment was completed prior to the sale in order to provide a base line of environmental conditions in order to provide some clarity and support for the indemnity. No amounts have been accrued with respect to these indemnities.

      The impact of these indemnities is dependent on future events that cannot be determined making it difficult to quantify the maximum liability.

25.   COMMITMENTS AND CONTINGENCIES

      LEP is committed to future annual lease payments in respect of its operating leases for office space, equipment and vehicles. Minimum payments for the next five years are as follows:

(in thousands of Canadian dollars)
2005                                                $ 4,554
2006                                                  4,278
2007                                                  4,278
2008                                                  4,278
2009                                                  1,817
Thereafter                                                -
                                                    -------
                                                    $19,205
                                                    =======

      The original financed amount of the equipment currently being leased through operating leases by LEP is $21,048 as at December 31, 2004 (December 31, 2003 - nil). The amount of expense recorded in selling, general and administrative expense for operating leases for the year ended December 31, 2004 was $2,751 (2003 - $432 and 2002 - $432)

      Additionally, LEP is committed to the acquisition under capital lease of equipment worth $3,793, which arrived in January 2005, for which the option to cancel expired in November 2004.

26.   COMPARATIVE FIGURES

      Certain comparative figures for prior years have been reclassified to conform to the presentation of the financial statements for the current year.